Exhibit 99.1

Execution Version

ARRANGEMENT AGREEMENT

PEMBINA PIPELINE CORPORATION

and

INTER PIPELINE LTD.

May 31, 2021

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Table of Contents
(continued)

6.2	Pembina Conditions	40
6.3	IPL Conditions	41
6.4	Notice and Cure Provisions	42
6.5	Frustration of Conditions	43
6.6	Merger of Conditions	43
ARTICLE 7 ADDITIONAL COVENANTS REGARDING NON-SOLICITATION		43
7.1	IPL Covenant Regarding Non-Solicitation	43
ARTICLE 8 TERMINATION AND FEES AND EXPENSES		46
8.1	Termination	46
8.2	Term and Effect of Termination	48
8.3	Termination Fees	49
8.4	Liquidated Damages	51
8.5	Fees and Expenses	51
ARTICLE 9 GENERAL PROVISIONS		51
9.1	Amendment	51
9.2	Waiver	52
9.3	Notices	52
9.4	Entire Agreement; Binding Effect	53
9.5	Assignment	53
9.6	Time of Essence	53
9.7	Further Assurances	53
9.8	Specific Performance	53
9.9	Third Party Beneficiaries	53
9.10	Governing Law	54
9.11	No Liability	54
9.12	Severability	54
9.13	Counterparts	54

Schedule A - Plan of Arrangement		A-1
Schedule B - Form of Arrangement Resolution		B-1
Schedule C - Representations and Warranties of Pembina		C-1
Schedule D - Representations and Warranties of IPL		D-1

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated May 31, 2021 between:

PEMBINA PIPELINE CORPORATION, a corporation existing under the laws of the Province of Alberta ("Pembina")

- and -

INTER PIPELINE LTD., a corporation existing under the laws of the Province of Alberta ("IPL")

WHEREAS upon the unanimous recommendation of the IPL Independent Committee, the IPL Board has determined unanimously that it would be in the best interests of IPL to complete a transaction involving a sale of IPL and its business through an acquisition by Pembina of all the issued and outstanding IPL Common Shares;

AND WHEREAS Pembina and IPL wish to carry out the transactions contemplated hereby by way of a plan of arrangement of IPL under the provisions of the ABCA;

AND WHEREAS upon the effectiveness of the Arrangement, holders of IPL Common Shares will receive Pembina Common Shares on the terms set out herein;

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transactions herein provided for;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

"ABCA" means the Business Corporations Act, R.S.A. 1985, c. B-9, as amended, including the regulations promulgated thereunder;

"Acquisition Proposal" means any inquiry or the making of any proposal, whether or not in writing, to IPL, any of its Subsidiaries or the IPL Shareholders from any Person or group of Persons acting jointly or in concert (other than Pembina or its affiliates, but including, for clarity, Brookfield or any Person or group of Persons acting jointly or in concert with Brookfield), other than any transaction involving only IPL and/or one or more of its Subsidiaries, which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

(a)	any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible or exercisable for such shares or interests) in IPL that, when taken together with the securities of IPL held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of the voting securities of IPL, or rights or interests therein and thereto (and whether or not such Person or Persons held 20% or more of the voting securities of IPL prior to such sale, issuance or acquisition);

(b)	any direct or indirect acquisition of assets (or any lease, long-term supply agreement, joint venture or other arrangement having the same economic effect as a purchase or sale of a substantial amount of assets) of IPL or its Subsidiaries (including, for greater certainty, securities of any Subsidiary thereof) to which 20% or more of IPL's revenues, earnings or asset book value, on a consolidated basis, are attributable;
(c)	an amalgamation, arrangement, merger, business combination, or consolidation involving IPL or one or more of its Subsidiaries that collectively own assets to which 20% or more of IPL's revenues, earnings or asset book value on a consolidated basis are attributable;
(d)	any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving IPL or its Subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of IPL or assets to which 20% or more of IPL's revenues, earnings or asset book value on a consolidated basis are attributable; or
(e)	any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Pembina under this Agreement or the Arrangement, and for greater certainty, the Parties acknowledge and agree that the Existing Bid, and any change or variation thereto that changes the amount or form of consideration offered thereunder or any other extension, change or variation thereto, shall be deemed to be an "Acquisition Proposal" and that each and any extension, change or variation to the Existing Bid shall each be deemed to be a new and distinct “Acquisition Proposal” for the purposes of this Agreement;

"AcquisitionCo" has the meaning ascribed thereto in Section 2.1;

"acting jointly or in concert" has the meaning set forth in NI 62-104;

"affiliate" has the meaning set forth in the Securities Act (Alberta);

"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Arrangement Agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"Amended Bid" has the meaning ascribed thereto in Section 7.1(c);

"Arrangement" means the arrangement pursuant to Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of the Plan of Arrangement or made at the direction of the Court;

"Arrangement Resolution" means a special resolution of the IPL Shareholders in respect of the Arrangement to be considered at the IPL Shareholders' Meeting, substantially in the form of Schedule B hereto;

"Articles of Arrangement" means the articles of arrangement of IPL in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar for filing after the Final Order has been granted, giving effect to the Arrangement;

"associate" has the meaning set forth in the Securities Act (Alberta);

"Brookfield" means Bison Acquisition Corp., an affiliate of Brookfield Infrastructure Partners L.P., and unless the context requires otherwise also includes Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation and any of their respective affiliates;

"business day" means a day other than a Saturday, a Sunday or a statutory holiday or other day when banks in the City of Calgary, Alberta are not open for business;

"Canadian Securities Administrators" means the securities commission or other securities regulatory authority of each province and territory of Canada;

"Canadian Securities Laws" means the securities legislation or ordinance and regulations thereunder of each province and territory of Canada and the rules, instruments, policies and orders of each Canadian Securities Administrator made thereunder;

"Certificate" means the certificate or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or 193(12) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement;

"Change in Recommendation" has the meaning ascribed thereto in Section 8.1(c)(ii);

"Commissioner" means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act, or his designee;

"Competition Act" means the Competition Act, R.S.C. 1985, c. C-34, as amended;

"Competition Act Approval" means, in respect of the Arrangement, the occurrence of one of the following:

(a)	the receipt of an advance ruling certificate under subsection 102(1) of the Competition Act; or
(b)	(i) the applicable waiting period under subsection 123(1) of the Competition Act, and any extension thereof, shall have expired or shall have been terminated under subsection 123(2) of the Competition Act, or the obligation to submit a notification under Part IX of the Competition Act shall have been waived by the Commissioner pursuant to paragraph 113(c) of the Competition Act, and (ii) unless waived in writing by Pembina, in its sole discretion, the Commissioner shall have issued a No Action Letter, and such shall remain in full force and effect;

"Confidentiality Agreements" means (i) the confidentiality agreement dated May 19, 2021 between Pembina and IPL under which IPL has provided certain information to Pembina; and (ii) the confidentiality agreement dated May 20, 2021 between Pembina and IPL under which Pembina has provided certain information to IPL;

"Court" means the Court of Queen's Bench of Alberta;

"CTA" means the Canada Transportation Act, R.S.C. 1996, C. 10, as amended;

"CTA Approval" means IPL and Pembina shall have received a notice from the Minister of Transport pursuant to subsection 53.1(4) of the CTA or, if such notice has not been received, the completion of the Arrangement contemplated by this Agreement shall not be prohibited under subsection 53.2(1) of the CTA;

"Dissent Rights" means the rights of dissent provided for in Article 4 of the Plan of Arrangement;

"Effective Date" means the date the Arrangement is effective under the ABCA, being the date shown on the Certificate;

"Effective Time" means the time at which the Articles of Arrangement are filed on the Effective Date and the Arrangement becomes effective;

"Encumbrance" includes any mortgage, pledge, collateral assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Environmental Laws" means, with respect to any Person or its business, activities, property, assets or undertakings, all Laws, including the common law, relating to environmental or health and safety matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertakings, including legislation governing the reduction of greenhouse gas emissions and the use, transportation, storage and release of Hazardous Substances;

"Exchange Ratio" means, subject to Section 2.15, 0.5 of a Pembina Common Share for each IPL Common Share;

"Exchanges" means the TSX and, with respect to Pembina, also includes the NYSE;

"Executive Officers" has the meaning ascribed thereto in Section 1.9;

"Existing Bid" means the existing unsolicited take-over bid for the outstanding IPL Common Shares made by Brookfield pursuant to Brookfield's offer to purchase and take-over bid circular dated February 22, 2021 (as such bid may be extended, changed or varied, other than to change the amount or form of consideration offered pursuant thereto (and, for clarity, if such bid is changed or varied to change or vary the amount or form of consideration offered pursuant thereto, such bid shall not constitute the "Existing Bid"));

"Fengate" means Fengate Central Utilities Block LP, and any of its respective affiliates;

"Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9)(a) of the ABCA, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"Governmental Entity" means any: (a) multinational, foreign, federal, provincial, territory, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental or private body (including any securities commission or similar regulatory authority) exercising any regulatory or expropriation authority under or for the account of any of the foregoing; or (d) the Exchanges;

"Governmental Licenses" has the meaning ascribed thereto in paragraph (oo) of Schedule D;

"Hazardous Substances" means any waste or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws;

"HPC Project" means the project to develop, construct, complete, commission, operate, maintain and ultimately abandon the Heartland Petrochemical Complex, which is a petrochemical project consisting primarily of a propane dehydrogenation facility, a polypropylene production facility and a central utility block, and which is being developed by IPL near Fort Saskatchewan, Alberta and which will be owned and operated by IPL (other than the central utilities block which will be owned by Fengate but developed, constructed, completed, commissioned, operated, maintained and ultimately abandoned by IPL);

"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

"HSR Approval" means all applicable waiting periods (and any extensions thereof) in respect of the Arrangement under the HSR Act shall have expired or been terminated;

"IFRS" means International Financial Reporting Standards as incorporated in the Chartered Professional Accountants of Canada Handbook, at the relevant time applied on a consistent basis;

"Intellectual Property" has the meaning ascribed thereto in paragraph (aa) of Schedule D;

"Interim Order" means the interim order of the Court under subsection 193(4) of the ABCA, as the same may be amended, containing declarations and directions in respect of the notice to be given and the conduct of the IPL Shareholders' Meeting with respect to the Arrangement as more fully set out herein;

"Inter Terminals" means, collectively, Inter Terminals Sweden A.B., Inter Terminals Denmark Limited and Inter Terminals Denmark A/S, each being a Subsidiary of IPL;

"Investment Canada Act" means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended;

"IPL" has the meaning ascribed thereto in the recitals hereof;

"IPL Board" means the board of directors of IPL;

"IPL Capital Budget" means IPL's 2021 capital budget, a true and complete copy of which is included in the IPL Disclosure Letter, and if the Outside Date has not occurred by December 31, 2021, includes IPL's capital budget for 2022 as approved by the IPL Board acting reasonably and in accordance with its historical capital budget approval process;

"IPL Common Shares" means the common shares in the capital of IPL;

"IPL Corridor" means Inter Pipeline (Corridor) Inc., a corporation existing under the laws of the Province of Alberta;

"IPL Credit Facilities" means, collectively: (a) the $1.55 billion syndicated credit facility of IPL Corridor maturing on December 14, 2023; (b) the $1.5 billion syndicated credit facility of IPL maturing on December 5, 2024; (c) the $1.0 billion syndicated credit facility of IPL maturing on August 13, 2021; (d) the $500 million term credit facility of IPL maturing on August 13, 2022; (e) the $75 million demand facility of IPL; (f) the £15 million demand facility of Inter Terminals; and (g) the $25 million demand facility of IPL Corridor;

"IPL Data Room" means the electronic data room, as existing as of the date of this Agreement, and made available by IPL to Pembina and its Representatives in connection with the Arrangement;

"IPL Debt" means total consolidated indebtedness, including long-term debt (including, for greater certainty, the IPL MTNs and the IPL Hybrid Notes), bank debt and working capital deficiency of IPL;

"IPL Disclosure Documents" has the meaning ascribed thereto in paragraph (z) of Schedule D;

"IPL Disclosure Letter" means the disclosure letter delivered by IPL to Pembina and dated the date hereof;

"IPL DRIP" means IPL's Premium DividendTM and Dividend Reinvestment Plan;

"IPL Employee Obligations" means any obligations or liabilities of IPL to pay any amount to or on behalf of its directors, consultants or IPL Employees (other than for salary, vacation pay and directors' fees in the ordinary course and in amounts consistent with historic practices and not including payments made in respect of IPL Incentive Awards, but including any retention or similar bonus payments) arising under any agreement or applicable Laws as a result of the completion of the Arrangement or the termination of such directors, consultants and IPL Employees, and without limiting the generality of the foregoing, IPL Employee Obligations shall include the obligations of IPL for severance payments pursuant to the IPL Employment Agreements (assuming the employment of the IPL Employees party thereto is terminated on the Effective Date) and severance, termination and change of control payments payable to any other IPL Employees arising under any agreement or applicable Laws as a result of the completion of the Arrangement or the termination of such directors, consultants and IPL Employees;

"IPL Employee Plans" has the meaning ascribed thereto in paragraph (v)(i) of Schedule D;

"IPL Employees" means the officers and other employees of IPL or of any of its Subsidiaries;

"IPL Employment Agreements" means the executive employment agreements between IPL and the eleven officers of IPL disclosed in the IPL Disclosure Letter and made available to Pembina prior to the date hereof;

"IPL Fairness Opinions" means the opinion from each of the IPL Financial Advisors to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and other matters set forth therein, the consideration to be received by holders of IPL Common Shares pursuant to this Agreement is fair, from a financial point of view, to such holders;

"IPL Financial Advisors" means TD Securities Inc. and J.P. Morgan Securities Canada Inc., financial advisors to IPL and the IPL Independent Committee, respectively;

"IPL Financial Statements" has the meaning ascribed thereto in paragraph (r)(i) of Schedule D;

"IPL Hybrid Notes" means, collectively: (a) the $750 million principal amount of series 2019-A subordinated hybrid notes of IPL due March 26, 2079; and (b) the $700 million principal amount of series 2019-B subordinated hybrid notes of IPL due November 19, 2079;

"IPL Incentive Award Plans" means, together, the IPL PSU Plans and the IPL RSU Plans, including any award agreements related to IPL Incentive Awards granted thereunder;

"IPL Incentive Awards" means, collectively, the IPL PSUs and IPL RSUs;

"IPL Independent Committee" means the independent committee of the IPL Board comprised of independent directors (within the meaning of applicable Canadian Securities Laws) of IPL;

"IPL MTNs" means, collectively: (a) the $400 million principal amount of 3.776% series 3 medium term notes of IPL due May 30, 2022; (b) the $500 million principal amount of 4.637% series 5 medium term notes of IPL due May 30, 2044; (c) the $300 million principal amount of 3.173% series 7 medium term notes of IPL due March 24, 2025; (d) the $350 million principal amount of 2.608% series 8 medium term notes of IPL due September 13, 2023; (e) the $450 million principal amount of 3.484% series 9 medium term notes of IPL due December 16, 2026; (f) the $500 million principal amount of 2.734% series 10 medium term notes of IPL due April 18, 2024; and (g) the $700 million principal amount of 4.232% series 11 medium term notes of IPL due June 1, 2027;

"IPL Note Indenture" means the note indenture dated February 2, 2011 between IPL Fund (the predecessor in interest to IPL), certain subsidiary guarantors thereunder and Computershare Trust Company of Canada, as supplemented from time to time up to and including the twelfth supplemental note indenture dated June 1, 2020 between IPL and Computershare Trust Company of Canada, as the same may be further amended or supplemented from time to time, providing for the issue of debt securities of IPL, including the IPL MTNs and the IPL Hybrid Notes;

"IPL PSU Plans" means, collectively, IPL's Performance Share Unit Plan amended and restated February 20, 2020 and IPL’s Performance Share Unit Plan dated January 1, 2015 and amended effective August 15, 2015;

"IPL PSUs" means performance share units granted pursuant to the IPL PSU Plan, including any related dividend equivalent units;

"IPL RSU Plans" means, collectively, IPL's Restricted Share Unit Plan amended and restated February 20, 2020 and IPL’s Restricted Share Unit Plan amended and restated May 7, 2018, including any amendments thereto;

"IPL RSUs" means restricted share units granted pursuant to the IPL RSU Plan, including any related dividend equivalent units;

"IPL Shareholder Rights Plans" means, collectively, IPL's Amended and Restated Shareholder Protection Rights Plan Agreement dated May 8, 2017 and IPL's Shareholder Protection Rights Plan Agreement made effective as of March 31, 2021, as the same may be amended, amended and restated, replaced or further supplemented from time to time;

"IPL Shareholders" means the holders of IPL Common Shares;

"IPL Shareholders' Meeting" means such meeting or meetings of the IPL Shareholders, including any adjournment thereof, that is or are to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement Resolution;

"IPL Termination Fee" and "IPL Termination Fee Event" have the respective meanings ascribed thereto in Section 8.3(b);

"IPL VWAP" has the meaning ascribed thereto in Section 2.9(a);

"Joint Proxy Circular" means the notice of the Pembina Shareholders' Meeting and the notice of the IPL Shareholders' Meeting to be sent to Pembina Shareholders and IPL Shareholders, respectively, and the management proxy circular to be prepared in connection with the Pembina Shareholders' Meeting and the IPL Shareholders' Meeting, together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the Pembina Shareholders' Meeting and/or the IPL Shareholders' Meeting;

"Key Regulatory Approvals" means the Competition Act Approval, the HSR Approval and the CTA Approval;

"Laws" means all laws, by-laws, statutes, rules, regulations, principles of law, decisions, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity (including the Exchanges) or self-regulatory authority; and the term "applicable" with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities; and "Laws" includes Environmental Laws, Canadian Securities Laws and U.S. Securities Laws;

"Material Adverse Change" or "Material Adverse Effect" means, with respect to any Person and its Subsidiaries, taken as a whole, any fact or state of facts, circumstance, change, effect, occurrence or event which, either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:

(a)	any matter or prospective matter which has, at or prior to the date hereof, been publicly disclosed by such Person or has been disclosed by IPL to Pembina in the IPL Disclosure Letter in respect of IPL and by Pembina to IPL in the Pembina Disclosure Letter in respect of Pembina;
(b)	the failure of such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement;
(c)	conditions affecting (i) the midstream oil, gas (including liquefied natural gas) and natural gas liquids industry, including transportation, management, logistics, storage, processing, terminalling and fractionation activities, (ii) the bulk products storage and terminalling industry, or (iii) in the case of IPL, the petrochemical industry (together, the "Relevant Business") as a whole;
(d)	changes in Laws (including Tax Laws) or any change in IFRS or regulatory accounting requirements applicable to the Relevant Business;
(e)	any change in (i) global, national or regional political conditions (including the outbreak of war or acts of terrorism), (ii) general economic, business, regulatory, or market conditions, (iii) national or global financial or capital markets or commodity markets (including any decline in crude oil, bitumen, refined products or natural gas prices on a current or forward basis), or (iv) demand for storage and terminalling services for bulk/liquids products;
(f)	any natural disaster;
(g)	any epidemic, pandemic or outbreaks of illness (including the COVID-19 pandemic) or other health crisis or public health event declared by a Governmental Entity, including the worsening thereof;
(h)	any changes in the trading price or trading volumes of any listed securities of Pembina or IPL, as applicable, or any credit rating downgrade, negative outlook, watch or similar event relating to such Person or any of its Subsidiaries (provided, however, that the causes underlying such changes may be considered to determine whether such causes constitute a Material Adverse Change or Material Adverse Effect);
(i)	any actions taken (or omitted to be taken) at the written request or with the prior written approval of the other Party; or
(j)	the announcement of this Agreement or any action taken by such Person or any of its Subsidiaries that is required pursuant to this Agreement (including any steps taken pursuant to Section 5.4 to obtain any Regulatory Approvals, but excluding any obligation to act in the ordinary course of business), provided, however, that (i) with respect to paragraphs (c), (d), (e), (f) and (g), such matter does not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to comparable entities operating in the Relevant Business, in which case, for the relevant exclusion from this definition of "Material Adverse Change" or "Material Adverse Effect" referred to in paragraphs (c), (d), (e), (f) and (g), such matter shall be taken into account in determining whether a "Material Adverse Change" or "Material Adverse Effect" has occurred only to the extent such matter has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, when compared to other participants in the Relevant Business, and (ii) references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a "Material Adverse Change" or a "Material Adverse Effect" has occurred;

"Material HPC Agreements" means the agreements entered into with respect to the development, construction, commissioning and operation of the HPC Project, including the engineering, procurement, construction and similar agreements, technology license agreements, the propane purchase and sale agreements, polypropylene offtake agreements, the logistics agreements and the agreements entered into with Fengate in respect of the Central Utilities Block;

"Meeting Materials" has the meaning ascribed thereto in Section 2.6(e);

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

"Misrepresentation" means any untrue statement of a material fact or any omission to state a material fact required to be stated or necessary to make a statement, in light of the circumstances in which they are made, not misleading;

"Money Laundering Laws" has the meaning ascribed thereto in paragraph (g)(ii) of Schedule C;

"NI 62-104" means National Instrument 62-104 - Take-Over Bids and Issuer Bids;

“No Action Letter” means a written confirmation from the Commissioner that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the Arrangement contemplated by this Agreement;

"NYSE" means the New York Stock Exchange;

"OFAC" has the meaning ascribed thereto in paragraph (g)(iii) of Schedule C;

"OHSA" has the meaning ascribed thereto in paragraph (u)(viii) of Schedule D;

"Outside Date" means January 5, 2022, subject to the right of either Party to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if a Regulatory Approval has not been obtained, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Calgary Time) on the date that is not less than five days prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties, provided that, notwithstanding the foregoing, a Party shall not be permitted to postpone the Outside Date if the failure to obtain a Regulatory Approval is primarily the result of such Party's failure to comply with its covenants with respect to obtaining such Regulatory Approval herein;

"Parties" means Pembina and IPL, and "Party" means either one of them;

"Pembina" has the meaning ascribed thereto in the recitals hereof;

"Pembina Board" means the board of directors of Pembina;

"Pembina Class A Preferred Shares" means the class A preferred shares in the capital of Pembina;

"Pembina Class B Preferred Shares" means the class B preferred shares in the capital of Pembina;

"Pembina Common Shares" means the common shares in the capital of Pembina;

"Pembina Data Room" means the electronic data room, as existing as of the date of this Agreement, and made available by Pembina to IPL and its Representatives in connection with the Arrangement;

"Pembina Disclosure Documents" has the meaning ascribed thereto in paragraph (n) of Schedule C;

"Pembina Disclosure Letter" means the disclosure letter delivered by Pembina to IPL and dated the date hereof;

"Pembina Fairness Opinion" has the meaning ascribed thereto in Section 2.2(b);

"Pembina Financial Statements" has the meaning ascribed thereto in paragraph (o)(i) of Schedule C;

"Pembina Options" means options to purchase Pembina Common Shares granted pursuant to Pembina's stock option plan dated May 26, 2011, as amended effective November 30, 2016 and as further amended effective February 26, 2020;

"Pembina Resolution" means the ordinary resolution of the Pembina Shareholders to authorize and approve the issuance by Pembina of the Pembina Common Shares to the IPL Shareholders pursuant to the Arrangement;

"Pembina Shareholder Rights Plan" means Pembina's shareholder rights plan dated effective as of May 12, 2016;

"Pembina Shareholders" means the holders of Pembina Common Shares;

"Pembina Shareholders' Meeting" means such meeting or meetings of the Pembina Shareholders, including any adjournment thereof, that is to be convened to consider, and if deemed advisable, approve the Pembina Resolution;

"Permitted Encumbrances" means: (a) in respect of IPL and its Subsidiaries, Encumbrances specifically disclosed in the IPL Disclosure Letter; (b) easements, rights of way, servitudes or other similar rights, including, without limitation, rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, wires and similar rights in real property or any interest therein, provided the same are registered on title and not of such nature as to materially adversely affect the use of the property subject thereto; (c) the regulations and any rights reserved to or vested in any municipality or governmental, statutory or public authority to levy Taxes or to control or regulate any Party's or any of its Subsidiaries' interests in any manner; (d) undetermined or inchoate Encumbrances incurred or created in the ordinary course of business as security for a Party's or any of its Subsidiaries' share of the costs and expenses of the development or operation of any of its assets, which costs and expenses are not delinquent as of the Effective Time or are being contested in good faith; (e) undetermined or inchoate mechanics' liens and similar liens for which payment for services rendered or goods supplied is not delinquent as of the Effective Time or is being contested in good faith; (f) Encumbrances granted in the ordinary course of business to a Governmental Entity respecting operations pertaining to the Relevant Business or petroleum and natural gas rights; (g) Encumbrances for Taxes, assessments and governmental charges that are not due and payable or delinquent or are being contested in good faith and for which adequate reserves in accordance with IFRS have been established; (h) any Encumbrances under a Party's or any of its Subsidiaries' existing credit facilities or other borrowing arrangements, which, in the case of IPL, have been disclosed in the IPL Disclosure Letter; (i) agreements with any municipal, provincial or federal governments or authorities and any public utilities or private suppliers of services, including subdivision agreements, development agreements, site control agreements, engineering, grading or landscaping agreements and similar agreements; or (j) such other minor imperfections or irregularities of title or Encumbrances as do not materially detract from the value or materially interfere with the use of the properties or assets subject thereto or affected thereby;

"Person" includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

"Plan of Arrangement" means the plan of arrangement substantially in the form set forth in Schedule A hereto and any amendments or variations thereto made in accordance with Section 9.1 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Pembina and IPL, each acting reasonably;

"Pre-Arrangement Reorganization" has the meaning ascribed thereto in Section 5.5;

"Receiving Party" has the meaning ascribed thereto in Section 6.4;

"Registrar" means the Registrar of Corporations duly appointed pursuant to Section 263 of the ABCA;

"Regulatory Action" has the meaning ascribed thereto in Section 5.4(d);

"Regulatory Approvals" means the Key Regulatory Approvals and any other consent, waiver, permit, permission, exemption, review, order, decision or approval of, or any registration and filing with or withdrawal of any objection or successful conclusion of any litigation brought by, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity or pursuant to a written agreement between the Parties and a Governmental Entity to refrain from consummating the Arrangement, in each case required under Laws or that the Parties agree to obtain in connection with the Arrangement;

"Relevant Business" has the meaning set forth in the definitions of "Material Adverse Change" and "Material Adverse Effect" in this Agreement;

"Representatives" means the officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party;

"Retirement Plan" has the meaning ascribed thereto in paragraph (v)(vii) of Schedule D;

"Reverse Termination Fee" has the meaning specified in Section 8.3(e);

"Reverse Termination Fee Event" has the meaning specified in Section 8.3(e);

"SEC" means the United States Securities and Exchange Commission;

"Securities Regulators" means, collectively, the Canadian Securities Administrators and the SEC;

"SEDAR" means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;

"Subsidiary" has the meaning set forth in the Securities Act (Alberta);

"Superior Proposal" means an unsolicited written bona fide Acquisition Proposal made after the date hereof by a Person (other than Pembina or its affiliates) to acquire not less than all of the outstanding IPL Common Shares or not less than all or substantially all of the consolidated assets of IPL:

(a)	that complies with applicable Laws and did not result from or involve a breach of Section 7.1;
(b)	that is not subject to a financing condition and in respect of which any funds or other consideration necessary to complete such Acquisition Proposal have been demonstrated to the satisfaction of the IPL Board, acting in good faith (after consultation with its financial advisor(s) and outside legal counsel) have been obtained or are reasonably likely to be obtained to fund completion of such Acquisition Proposal at the time and on the basis set out therein;

(c)	that is not subject to a due diligence or access condition;
(d)	in respect of which the IPL Board has determined, in good faith, after consultation with its financial advisor(s) and outside legal counsel, would or would be reasonably likely to, if consummated in accordance with its terms and without assuming away the risk of non-completion, result in a transaction more favourable, from a financial point of view, for IPL Shareholders than the transaction contemplated by this Agreement (including after considering the proposal to adjust the terms and conditions of the Arrangement as contemplated in Section 7.1(c));
(e)	that the IPL Board has determined, in good faith, after consultation with its financial advisor(s) and outside legal counsel, is reasonably capable of being completed at the time and on the terms proposed, without undue delay and taking into account all legal, financial, regulatory (including with respect to the Key Regulatory Approvals and any approval required under the Investment Canada Act to the extent applicable) and other aspects of such Acquisition Proposal and the Person or group of Persons making such proposal; and
(f)	after receiving the advice of outside legal counsel, that the failure by the IPL Board to accept, recommend, approve or enter into a definitive agreement to implement, as applicable, such Acquisition Proposal would be inconsistent with its fiduciary duties under applicable Laws, provided, however, that the Existing Bid shall be deemed not to be, and may not constitute, a Superior Proposal for any purpose of this Agreement;

"Supplemental Information" has the meaning ascribed thereto in Section 2.6(e);

"Tax" or "Taxes" means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever, however denominated, together with any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including federal, provincial and state income taxes), capital taxes, payroll and employee withholding taxes, gasoline and fuel taxes, employment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes (including goods and services, harmonized sales, provincial or territorial sales tax), ad valorem taxes, value-added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, withholding, environmental taxes, carbon taxes, transfer taxes, workers' compensation premiums or charges, pension assessment and other governmental charges, customs duties and import and export taxes, and other obligations of the same or of a similar nature to any of the foregoing, which one of the Parties or any of its Subsidiaries is required to pay, withhold or collect;

"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

"Tax Returns" means any and all reports, returns, claims for refunds, estimates, elections, designations, forms, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with any Taxes, including amendment thereof, and whether in tangible or electronic form;

"Tax Sharing Agreements" has the meaning ascribed thereto in paragraph (x)(xvii) of Schedule D;

"Termination Notice" and "Terminating Party" have the respective meanings ascribed thereto in Section 6.4;

"Third Party Beneficiaries" has the meaning ascribed thereto in Section 9.9;

"TSX" means The Toronto Stock Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"U.S. Securities Laws" means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3	Article References

Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.4	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; and words importing gender shall include all genders.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.7	Schedules
The following Schedules annexed to this Agreement, being:

Schedule A	Plan of Arrangement
Schedule B	Form of Arrangement Resolution
Schedule C	Representations and Warranties of Pembina
Schedule D	Representations and Warranties of IPL

are incorporated by reference into this Agreement and form a part hereof.

1.8	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under, and all determinations of an accounting nature required to be made shall be made in a manner consistent with, IFRS.

1.9	Knowledge

In this Agreement, references to "to the knowledge of" means the actual knowledge of the Executive Officers of Pembina or IPL, as the case may be, after reasonable inquiry, and such Executive Officers shall make such inquiry as is reasonable in the circumstances. For purposes of this Section 1.9, "Executive Officers" (a) in the case of Pembina, means Pembina's President and Chief Executive Officer, Senior Vice President & Chief Financial Officer, Senior Vice President, External Affairs & Chief Legal and Sustainability Officer, Senior Vice President & Chief Operating Officer, Pipelines, Senior Vice President, Marketing and New Ventures & Corporate Development Officer and Senior Vice President & Chief Operating Officer, Facilities as the case may be, and (b) in the case of IPL, means IPL's President & Chief Executive Officer, Chief Financial Officer, Senior Vice President, Petrochemical Development, Senior Vice President, Corporate Services, Senior Vice President, Petrochemicals, Senior Vice President, Transportation, Senior Vice President, Projects and Operations Services and Vice President, Corporate Development, as the case may be.

1.10	Other Definitional and Interpretive Provisions
(a)	References in this Agreement to the words "include", "includes" or "including" shall be deemed to be followed by the words "without limitation" whether or not they are in fact followed by those words or words of like import.
(b)	A reference to time in this Agreement shall be to Calgary time, unless otherwise specified; and Calgary time shall refer to Mountain Standard Time or Mountain Daylight Savings Time during the respective intervals in which each is in force in Alberta.
(c)	Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.
(d)	References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Any reference in this Agreement to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person.
(e)	Where a term is defined herein, a capitalized derivative of that term shall have a corresponding meaning unless the context otherwise requires.
(f)	References to a statute or Law shall be a reference to: (i) that statute or Law as amended or re-enacted from time to time and every statute or Law that may be substituted therefor; and (ii) the rules, regulations, bylaws, other subsidiary legislation and published policies or notices made pursuant to that statute or Law.
(g)	The term "made available" means: (i) in relation to materials that are to be made available to Pembina, that copies of such materials were included in, and were not removed from, the IPL Data Room or that were provided by or on behalf of IPL to Blake, Cassels & Graydon LLP, counsel to Pembina, no later than 11:59 p.m. (Calgary time) on 31, 2021; and (ii) in relation to materials that are to be made available to IPL, that copies of such materials were included in, and were not removed from, the Pembina Data Room no later than 11:59 p.m. (Calgary time) on May 31, 2021.

Article 2
THE ARRANGEMENT

2.1	The Arrangement

Pembina and IPL shall proceed to effect a plan of arrangement under Section 193 of the ABCA pursuant to which, on the Effective Date, on the terms contained in the Plan of Arrangement, among other things, each holder of IPL Common Shares (other than those IPL Common Shares in respect of which the holder thereof has validly exercised Dissent Rights) shall receive, for each IPL Common Share, such number of Pembina Common Shares equal to the Exchange Ratio.

Pembina may acquire the IPL Common Shares through a direct or indirectly wholly-owned Subsidiary, currently existing or to be organized under the laws of any jurisdiction in Canada ("AcquisitionCo"). In the event an AcquisitionCo is used by Pembina, Pembina will cause AcquisitionCo to perform all of its obligations under the Plan of Arrangement.

2.2	Pembina Approval

Pembina represents and warrants to IPL that:

(a)	the Pembina Board has unanimously determined that:
(i)	the Arrangement is fair to the Pembina Shareholders;
(ii)	the Arrangement and entry into this Agreement are in the best interests of Pembina; and
(iii)	it will unanimously recommend that the Pembina Shareholders vote in favour of the Pembina Resolution; and
(b)	the Pembina Board has received a verbal opinion from Scotia Capital Inc., the financial advisor to Pembina, that the consideration to be paid to the IPL Shareholders is fair, from a financial point of view, to Pembina (the "Pembina Fairness Opinion").
2.3	IPL Approval

IPL represents and warrants to Pembina that:

(a)	based on the unanimous recommendation of the IPL Independent Committee, the IPL Board has unanimously determined that:
(i)	the Arrangement is fair to the IPL Shareholders;
(ii)	the Arrangement and entry into this Agreement are in the best interests of IPL; and
(iii)	it will unanimously recommend that the IPL Shareholders vote in favour of the Arrangement; and
(b)	(i) the IPL Independent Committee and the IPL Board have received verbal IPL Fairness Opinions; and (ii) the fees to be paid to the IPL Financial Advisors in connection with the delivery of the IPL Fairness Opinions are not contingent on the completion of the Arrangement.
2.4	Obligations of Pembina

Subject to the terms and conditions of this Agreement, in order to facilitate the Arrangement, Pembina shall take all actions and do all things necessary or desirable, in accordance with all applicable Laws, to:

(a)	duly call, give notice of, convene and hold the Pembina Shareholders' Meeting as promptly as practicable, and, subject Section 2.7, shall use all commercially reasonable efforts to convene and hold such meeting on or before July 29, 2021, provided that such meeting shall be convened and held no later than August 10, 2021, and in any case with a record date not later than June 28, 2021, to hold a vote upon the Pembina Resolution and any other matters as may be properly brought before such meeting; and

(b)	subject to compliance by Pembina directors and officers with their fiduciary duties, solicit proxies of Pembina Shareholders in favour of the Pembina Resolution, including, if so requested by IPL, acting reasonably, by using a proxy solicitation agent for such purpose.

Pembina shall use its commercially reasonable efforts to obtain and furnish to IPL the information required on its behalf to be included in the Joint Proxy Circular. Pembina shall use its commercially reasonable efforts to: (a) as soon as practicable following the date of this Agreement, prepare with IPL the Joint Proxy Circular; and (b) as soon as practicable following the receipt of the Interim Order, print and mail, directly and indirectly, the Joint Proxy Circular to the Pembina Shareholders. As of the date the Joint Proxy Circular is first mailed to the Pembina Shareholders and the IPL Shareholders and the date of any Pembina Shareholders' Meeting and IPL Shareholders' Meeting: (a) the information provided by Pembina for use in the preparation of the Joint Proxy Circular shall be complete and correct in all material respects and not contain any Misrepresentations; (b) the Joint Proxy Circular shall contain the Pembina Fairness Opinion and the unanimous recommendation of the Pembina Board that the Pembina Shareholders vote in favour of the Pembina Resolution, and (c) the Joint Proxy Circular shall comply in all material respects with all applicable Laws. Pembina shall give IPL and its legal counsel a reasonable opportunity to review and comment on the drafts of the Joint Proxy Circular and other related documents, and shall give reasonable consideration to any comments made by IPL and its legal counsel relating to the disclosure contained therein such that the Joint Proxy Circular shall be in a form satisfactory to IPL, acting reasonably. Pembina agrees to promptly correct any such information provided by it for use in the Joint Proxy Circular which shall have become false or misleading at any time prior to the Pembina Shareholders' Meeting or the IPL Shareholders' Meeting. Without limiting the generality of the foregoing, Pembina shall ensure that the Joint Proxy Circular provides Pembina Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Pembina Shareholders' Meeting, including the unanimous recommendation of the Pembina Board that the Pembina Shareholders vote in favour of the Pembina Resolution.

The Joint Proxy Circular shall provide that the requisite approval for the Pembina Resolution to be placed before the Pembina Shareholders shall be greater than 50% of the votes cast on the Pembina Resolution by the Pembina Shareholders present in person or represented by proxy at the Pembina Shareholders' Meeting (such that each Pembina Shareholder is entitled to one vote for each Pembina Common Share held).

2.5	Obligations of IPL

Subject to the terms and conditions of this Agreement, in order to facilitate the Arrangement, IPL shall take all actions and do all things necessary or desirable, in accordance with all applicable Laws, to:

(a)	make and diligently prosecute an application to the Court for the Interim Order in respect of the Arrangement;
(b)	in accordance with the terms of and the procedures contained in the Interim Order, duly call, give notice of, convene and hold the IPL Shareholders' Meeting as promptly as practicable, and, subject Section 2.7, shall use all commercially reasonable efforts to convene and hold such meeting on July 29, 2021, provided that such meeting shall be convened and held no later than August 10, 2021, and in any case with a record date not later than June 28, 2021, to hold a vote upon the Arrangement Resolution and any other matters as may be properly brought before such meeting;
(c)	subject to compliance by IPL directors and officers with their fiduciary duties, solicit proxies of IPL Shareholders in favour of the Arrangement Resolution, including, if so requested by Pembina, acting reasonably, by using a proxy solicitation agent for such purpose;
(d)	subject to obtaining the approvals as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order as soon as reasonably practicable, and use all commercially reasonable efforts to do so not later than the third business day after the date on which the Arrangement Resolution is passed at the IPL Shareholders' Meeting;

(e)	file the Articles of Arrangement with the Registrar upon satisfaction or waiver of the conditions set forth in Article 6, as provided for in Section 2.10; and
(f)	give effect to the Arrangement, including using commercially reasonable efforts to make and actively prosecute applications for all Regulatory Approvals.

IPL shall use its commercially reasonable efforts to obtain and furnish to Pembina the information required on its behalf to be included in the Joint Proxy Circular. IPL shall use its commercially reasonable efforts to: (a) as soon as practicable following the date of this Agreement, prepare with Pembina the Joint Proxy Circular; and (b) as soon as practicable following the receipt of the Interim Order, print and mail, directly and indirectly, the Joint Proxy Circular to the IPL Shareholders. As of the date the Joint Proxy Circular is first mailed to the Pembina Shareholders and the IPL Shareholders and the date of any Pembina Shareholders' Meeting and IPL Shareholders' Meeting: (a) the information provided by IPL for use in the preparation of the Joint Proxy Circular shall be complete and correct in all material respects and not contain any Misrepresentations, (b) the Joint Proxy Circular shall contain the IPL Fairness Opinions and the unanimous recommendation of the IPL Board that the IPL Shareholders vote in favour of the Arrangement Resolution, and (c) the Joint Proxy Circular shall comply in all material respects with the Interim Order and all applicable Laws. IPL shall give Pembina and its legal counsel a reasonable opportunity to review and comment on the drafts of the Joint Proxy Circular and other related documents, and shall give reasonable consideration to any comments made by Pembina and its legal counsel relating to the disclosure contained therein such that the Joint Proxy Circular shall be in a form satisfactory to Pembina, acting reasonably. IPL agrees to promptly correct any such information provided by it for use in the Joint Proxy Circular which shall have become false or misleading at any time prior to the IPL Shareholders' Meeting or the Pembina Shareholders' Meeting. Without limiting the generality of the foregoing, IPL shall ensure that the Joint Proxy Circular provides IPL Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the IPL Shareholders' Meeting, including the unanimous recommendation of the IPL Board that the IPL Shareholders vote in favour of the Arrangement Resolution.

2.6	Interim Order

The application referred to in Section 2.5(a) shall request that the Interim Order provide, among other things:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the IPL Shareholders' Meeting and for the manner in which such notice is to be provided;
(b)	that the requisite approval for the Arrangement Resolution to be placed before the IPL Shareholders shall be 66 2/3% of the votes cast on the Arrangement Resolution by IPL Shareholders present in person or by proxy at the IPL Shareholders' Meeting (such that each IPL Shareholder is entitled to one vote for each IPL Common Share held) and, if required under Canadian Securities Laws, by a majority of the votes cast on the Arrangement Resolution by IPL Shareholders present in person or by proxy at the IPL Shareholders' Meeting after excluding the votes of those Persons whose votes are required to be excluded under MI 61-101;
(c)	IPL shall be authorized to hold the IPL Shareholders’ Meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during such meeting;
(d)	that the IPL Shareholders' Meeting or Pembina Shareholders’ Meeting may be adjourned or postponed from time to time by IPL or Pembina, respectively, in accordance with the terms of this Agreement without the need for additional approval of the Court, and that notice of such adjournment or postponement may be given by such method as IPL or Pembina, as applicable, determines is appropriate in the circumstances, and that the time period required for any such adjournment or postponement shall be for such time period or periods as IPL or Pembina, as applicable, deems advisable;

(e)	that IPL and Pembina are authorized to make such amendments, revisions or supplements the ("Supplemental Information") to the Joint Proxy Circular, form of proxy, notices of the IPL Shareholders’ Meeting and Pembina Shareholders’ Meeting, letter of transmittal and notice of originating application and similar documents (collectively, the "Meeting Materials") as they may determine, and IPL and Pembina may disclose such Supplemental Information, including any material changes, by the method and in the time most reasonably practicable in the circumstances as determined by IPL or Pembina, as applicable, (including, without limitation, by press release, news release, newspaper advertisement or by notice sent to the IPL Shareholders or Pembina Shareholders, as applicable, by any of the means the Meeting Materials are otherwise sent to such holders), and IPL and Pembina need not observe the 21 day or other meeting notice requirements required under applicable Laws; and without limiting the generality of the foregoing, if any material change or material fact arises between the date of the Interim Order and the date of the IPL Shareholders’ Meeting or Pembina Shareholders’ Meeting, which change or fact, if known prior to mailing of the Joint Proxy Circular, would have been disclosed in the Joint Proxy Circular, then: (i) each of IPL and Pembina shall advise the IPL Shareholders and Pembina Shareholders, respectively, of the material change or material fact by disseminating a news release in accordance with applicable securities laws and the policies of the Exchanges; and (ii) provided that the foregoing new release describes the applicable material change or material fact in reasonable detail, neither IPL nor Pembina shall be required to deliver an amendment to the Joint Information Circular to the IPL Shareholders or Pembina Shareholders, respectively, or otherwise give notice to the IPL Shareholders or Pembina Shareholders, respectively, of the material change or material fact other than dissemination and filing of such news release;
(f)	that the record date for IPL Shareholders entitled to notice of and to vote at the IPL Shareholders' Meeting will not change in respect of any adjournment(s) or postponement(s) of the IPL Shareholders' Meeting;
(g)	that, in all other material respects, the terms, restrictions and conditions of the constating documents of IPL, including quorum requirements and all other matters, shall apply in respect of the IPL Shareholders' Meeting;
(h)	for the grant of the Dissent Rights as set forth in the Plan of Arrangement;
(i)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and
(j)	for such other matters as Pembina may reasonably request or that the Parties may agree in writing, each acting reasonably.

In the application referred to in Section 2.5(a), IPL shall inform the Court that the Parties intend to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act for the issuance of the Pembina Common Shares pursuant to the Arrangement and that, in connection therewith, the Court will be required to approve the substantive and procedural fairness of the terms and conditions of the Arrangement to each Person to whom Pembina Common Shares will be issued. Each Person to whom Pembina Common Shares will be issued on completion of the Arrangement will be given adequate notice advising them of their right to attend and appear before the Court at the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right.

2.7	Conduct of Meetings
(a)	Subject to the terms of this Agreement (and in the case of IPL, the Interim Order), Pembina agrees to convene and conduct the Pembina Shareholders' Meeting and IPL agrees to convene and conduct the IPL Shareholders' Meeting, in each case, in accordance with their respective constating documents and applicable Laws (and in the case of IPL, the Interim Order), and agrees not to propose to adjourn or postpone its meeting without the prior consent of the other Party, acting reasonably:
(i)	except as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled) or by applicable Law or by a Governmental Entity;
(ii)	except as permitted under Section 6.4 or Section 7.1(c); or
(iii)	except for an adjournment, with prior consent of Pembina (not to be unreasonably withheld) for the purpose of attempting to obtain the requisite approval for the Arrangement Resolution.
(b)	Upon the request of the other Party, Pembina or IPL, as applicable, shall adjourn or postpone its meeting to a date specified by such requesting Party, provided that such meeting, as so adjourned or postponed, shall occur not later than 15 business days after the date on which such meeting was originally scheduled to occur and in any event shall occur not later than the date that is three business days prior to the Outside Date.
(c)	Notwithstanding the receipt by IPL of a Superior Proposal in accordance with Section 7.1, unless otherwise agreed to in writing by Pembina or this Agreement is terminated in accordance with its terms or except as required by applicable Law or by a Governmental Entity, IPL shall continue to take all steps reasonably necessary to hold the IPL Shareholders' Meeting and to cause the Arrangement Resolution to be voted on at the IPL Shareholders' Meeting and shall not propose to adjourn or postpone the IPL Shareholders' Meeting other than as contemplated by Section 2.7(a).
(d)	Each Party shall advise the other Party as reasonably requested, and on a daily basis on each of the last seven business days prior to the date of its meeting as to the aggregate tally of the proxies and votes received in respect of such meeting and all matters to be considered at such meeting.
(e)	IPL shall promptly advise Pembina of any written communication received after the date of this Agreement from any securityholder of IPL or other Person in opposition to the Arrangement Resolution or any written notice of dissent, purported dissent exercise or withdrawal of Dissent Rights by a holder of IPL Common Shares, and written communications sent by or on behalf of IPL to any such holder exercising or purporting to exercise Dissent Rights. Pembina shall promptly advise IPL of any written communication received after the date of this Agreement from any securityholder of Pembina or other Person in opposition to the Pembina Resolution.
(f)	IPL shall not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to the Dissent Rights without the prior written consent of Pembina, acting reasonably.
2.8	Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, IPL will diligently pursue, and cooperate with Pembina in diligently pursuing, the Interim Order and the Final Order, and IPL will provide Pembina and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by Pembina for inclusion in such material, prior to the service and filing of that material, and will accept the reasonable comments of Pembina and its legal counsel with respect to any such information required to be supplied by Pembina and included in such material and any other matters contained therein. IPL will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, IPL will not object to legal counsel to Pembina making submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided such submissions are consistent with this Agreement and the Plan of Arrangement.

IPL will also provide legal counsel to Pembina on a timely basis with copies of any notice and evidence served on IPL or its legal counsel in respect of the application for the Interim Order or Final Order or any appeal therefrom and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order. Subject to applicable Laws, IPL will not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Pembina's prior written consent, such consent not to be unreasonably withheld or delayed; provided that nothing herein shall require Pembina to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases Pembina's obligations, or diminishes or limits Pembina's rights, set forth in any such filed or served materials or under this Agreement. IPL shall oppose any proposal from any Person that would result in the Interim Order or Final Order containing any provision that is inconsistent with this Agreement. Subject to the terms of this Agreement, Pembina shall use commercially reasonable efforts to cooperate with and assist IPL in seeking the Interim Order and the Final Order, including by providing to IPL, on a timely basis, any information reasonably required to be supplied by Pembina in connection therewith.

2.9	IPL Incentive Awards and Employee Matters

The Parties acknowledge that the Arrangement will result in a "change of control" under the IPL Incentive Award Plans and IPL Employment Agreements and that:

(a)	in accordance with the applicable plans, the vesting of all IPL RSUs and IPL PSUs granted in 2019 under the IPL Incentive Award Plans (as disclosed in the IPL Disclosure Letter) shall accelerate and be settled in cash immediately prior to the Effective Time based on the five day weighted average trading price of the IPL Common Shares ending on the second trading day prior to the Effective Date (the "IPL VWAP") and, in the case of such IPL PSUs, using a "Performance Multiplier" as agreed to by Pembina and as set forth in the IPL Disclosure Letter;

(b)	with respect to the IPL RSUs and IPL PSUs granted in 2020 and 2021 under the IPL Incentive Award Plans (as disclosed in the IPL Disclosure Letter), (i) in the event of a "Change of Control Termination" under the IPL Incentive Award Plans, the vesting of such IPL RSUs and IPL PSUs shall be accelerated and settled in cash immediately prior to the Effective Time based on the IPL VWAP and, in the case of such IPL PSUs, using a "Performance Multiplier" as agreed to by Pembina and set forth in the IPL Disclosure Letter, and (ii) if a Change of Control Termination has not occurred with respect to the holder of such IPL RSUs or IPL PSUs, Pembina hereby directs and agrees with IPL and the IPL Board to take all necessary action prior to the Effective Time to accelerate the vesting and cash settlement of such IPL RSUs and IPL PSUs in the same manner as those IPL RSUs and IPL PSUs accelerated and settled in clause (i) of this Section 2.9(b); and

(c)	any payments under the IPL Employment Agreements, as disclosed in the IPL Disclosure Letter, will be made in accordance with the terms thereof, and IPL has disclosed in the IPL Disclosure Letter its best estimate of the amounts of any payments that would be made upon a termination of employment of IPL Employees party to the IPL Employment Agreements, and other than in respect of payments to be made in respect of IPL Incentive Awards and IPL Employment Agreements set forth in this Section 2.9 and as set forth in the IPL Disclosure Letter, there are no accelerated vesting or payout of any incentive or equity awards or any other securities of IPL, nor are there any change of control, severance, separation, retention, bonus or similar payments triggered under any employment or change of control agreements, retention or bonus plans or other arrangements applicable to any IPL Employees or directors or consultants of IPL or any of its Subsidiaries as a result of the completion of the Arrangement (for greater certainty, without any related termination of employment by IPL or Pembina upon or immediately following completion of the Arrangement).

In addition to the foregoing IPL has disclosed in the IPL Disclosure Letter the estimated amount of any change of control, severance, separation, retention, bonus or similar payments which would be payable to all IPL Employees and directors and consultants of IPL and its Subsidiaries pursuant to the IPL Employee Obligations, assuming the relevant conditions to the payment of such amounts pursuant to such obligations are satisfied at or prior to the Effective Time (whether or not such conditions are actually met).

IPL shall be exclusively responsible for any withholding obligations of Taxes pursuant to the Tax Act or other applicable Laws from any amounts paid for the IPL Employee Obligations to be paid at or prior to the Effective Time and in connection with the exercise or settlement of any IPL Incentive Awards (whether pursuant to this Section 2.9 or otherwise), and IPL shall deliver the consideration for the foregoing net of such amounts to IPL Employees and holders of IPL Incentive Awards, as applicable. Any such amounts deducted, withheld and remitted by IPL will be treated for all purposes under this Agreement as having been paid to the IPL Employees and holders of IPL Incentive Awards, as applicable, in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Tax authority.

2.10	Effective Date

The Arrangement shall become effective at the Effective Time. Upon issuance of the Final Order and subject to the satisfaction or waiver of the conditions precedent in Article 6, each of the Parties shall, as soon as practicable, execute and deliver such closing documents and instruments and IPL shall proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Section 193 of the ABCA no later than the third business day following the satisfaction or waiver of such conditions precedent (other than the conditions precedent that by their terms are to be satisfied as of the Effective Date) or such other date as agreed to in writing by Pembina and IPL, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.11	Dividends
(a)	Commencing with the dividend to be declared with a record date in August 2021, IPL shall amend its record dates for monthly dividends on the IPL Common Shares to match the corresponding record dates set by Pembina for monthly dividends on the Pembina Common Shares.
(b)	Subject to applicable Laws and general economic conditions, Pembina confirms that (i) it has no current intention to reduce the amount of the current monthly dividend in respect of the Pembina Common Shares, (ii) upon closing of the Arrangement, it intends to increase the monthly dividend in respect of the Pembina Common Shares to $0.22 per share, and (iii) upon the successful commissioning and in-service date of the HPC Project (currently expected in 2022), it intends to increase its monthly dividend on the Pembina Common Shares to $0.23 per share.
2.12	Tax Matters

Pembina and IPL shall be entitled to deduct and withhold from any amount otherwise payable to any Person, including any IPL Shareholder and, for greater certainty, from any amount payable to a IPL Shareholder who has validly exercised, and not withdrawn, Dissent Rights, as the case may be, under the Plan of Arrangement such amounts as Pembina or IPL, as the case may be, is required or reasonably believes is required to deduct and withhold from such consideration in accordance with applicable Laws. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes as having been paid to such Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity. Each of Pembina or IPL is hereby authorized to sell or otherwise dispose of any share consideration as is necessary to provide sufficient funds to Pembina or IPL, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of Pembina or IPL shall be liable to any Person for any deficiency in respect of any proceeds received, and Pembina and IPL, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

2.13	Shareholder Communications

Each Party agrees to reasonably co-operate with the other Party and, if requested by the other Party, participate in presentations to securityholders or other stakeholders of the other Party, as applicable, regarding the Arrangement. Each Party shall seek prior consent of the other Party, such consent not to be unreasonably withheld or delayed, prior to the making of any presentations regarding the Arrangement and shall promptly advise, consult and co-operate with the other Party in issuing any press releases, posting any website communications or materials or otherwise making public statements with respect to this Agreement or the Arrangement (including in the case of IPL in respect of the Existing Bid, and any extensions, changes or variations to the Existing Bid (or any other Acquisition Proposal by or involving Brookfield)) and in making any filing with any Governmental Entity or with any stock exchange, including the Exchanges, with respect thereto. Each Party shall use commercially reasonable efforts to enable the other Party to review and comment on all such press releases website materials, filings and other communications and statements prior to the release or filing thereof; provided, however, that the foregoing shall be subject to such Party's overriding obligation to make disclosure in accordance with applicable Laws, and if such disclosure is required and the other Party has not reviewed or commented on the disclosure, such Party shall use commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. Upon the request of Pembina, IPL Shall issue a press release, post website materials or communications or otherwise make public statements in support of the Arrangement and the completion thereof in response to any statement of any Person that is made (or could reasonably be considered to be made) to impede or impair the successful completion of the Arrangement, in a manner and including such content that is acceptable to both Pembina and IPL, each acting reasonably.

The Parties agree to issue jointly a press release in a mutually acceptable form with respect to this Agreement.

For the avoidance of doubt, nothing in this Section 2.13 shall require a notice by a Party or its affiliates to the other Party or the other Party's prior consent in connection with, or prevent such Party or any of its affiliates from: (a) issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement; or (b) making internal announcements or presentations to employees and having discussions with their respective securityholders, financial analysts or other stakeholders, in each case so long as such statements and announcements are consistent with the press releases, public disclosures or public statements previously made by the Parties.

2.14	U.S. Securities Laws

The Parties agree that the Arrangement will be carried out with the intention that, and will use their reasonable best efforts to ensure that, the issuance of Pembina Common Shares to holders of IPL Common Shares under the Arrangement will qualify for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act. Therefore, each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.14. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate Pembina's compliance with other U.S. Securities Laws, the Parties agree that the Arrangement will be carried out on the following basis: (a) the Court will be asked to approve the procedural and substantive fairness of the terms and conditions of the Arrangement; (b) prior to the issuance of the Interim Order, the Court will be advised of the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Pembina Common Shares to holders of IPL Common Shares pursuant to the Arrangement, based on the Court's approval of the Arrangement; and (c) the Court will be advised prior to the hearing that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all Persons who are entitled to receive Pembina Common Shares pursuant to the Arrangement.

2.15	Adjustment to Exchange Ratio

Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Pembina Common Shares shall have been changed into a different number of shares by reason of any split or consolidation of the issued and outstanding Pembina Common Shares, then the Exchange Ratio to be paid per IPL Common Share shall be appropriately adjusted to provide to holders of IPL Common Shares the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Exchange Ratio.

Article 3
REPRESENTATIONS AND WARRANTIES OF Pembina

3.1	Representations and Warranties

Pembina hereby makes to IPL the representations and warranties set forth in Schedule C hereto and acknowledges that IPL is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

3.2	Investigation

Any investigation by IPL and its Representatives shall not mitigate, diminish or affect the representations and warranties of Pembina pursuant to this Agreement.

3.3	Survival of Representations and Warranties

The representations and warranties of Pembina contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated, provided that such termination of this Agreement shall not affect any claim arising from a fraudulent, wilful or intentional prior breach of any such representations or warranties.

3.4	Disclaimer of Additional Representations and Warranties

IPL agrees and acknowledges that, except as expressly set forth in Schedule C, neither Pembina nor any other Persons on behalf of Pembina makes any representation or warranty, express or implied, at Law or in equity, with respect to Pembina and any such other representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, Pembina expressly disclaims any representation or warranty that is not set forth in Schedule C.

Article 4
REPRESENTATIONS AND WARRANTIES OF IPL

4.1	Representations and Warranties

IPL hereby makes to Pembina the representations and warranties set forth in Schedule D hereto, and acknowledges that Pembina is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

4.2	Investigation

Any investigation by Pembina and its Representatives shall not mitigate, diminish or affect the representations and warranties of IPL pursuant to this Agreement.

4.3	Survival of Representations and Warranties

The representations and warranties of IPL contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated, provided that such termination of this Agreement shall not affect any claim arising from a fraudulent, wilful or intentional prior breach of any such representations or warranties.

4.4	Disclaimer of Additional Representations and Warranties

Pembina agrees and acknowledges that, except as expressly set forth in Schedule D, neither IPL nor any other Persons on behalf of IPL makes any representation or warranty, express or implied, at Law or in equity, with respect to IPL and any such other representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, IPL expressly disclaims any representation or warranty that is not set forth in Schedule D.

Article 5
COVENANTS and additional agreements

5.1	Covenants of Pembina

Pembina covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless otherwise (i) consented to in writing by IPL (such consent to be subject to applicable Law and not be unreasonably withheld, conditioned or delayed); (ii) required by applicable Laws; or (iii) required or expressly permitted or specifically contemplated by this Agreement or the Arrangement (including in respect of Regulatory Approvals, which are governed by Sections 5.4(c) and 5.4(d)):

(a)	except as may be necessary in situations of emergency to preserve life, property or the environment, the business of Pembina and its Subsidiaries shall be conducted in, and Pembina and its Subsidiaries shall not take any action except in, the ordinary course of business and consistent with past practice, and Pembina shall use all commercially reasonable efforts to maintain and preserve its and their business organization, assets, employees and advantageous business relationships; provided, however, that (i) this Section 5.1(a) shall not restrict Pembina or any Subsidiary of Pembina from resolving to, or entering into or performing any contract, agreement, commitment or arrangement with respect to, the acquisition, disposition, or the use, building or construction of any assets or properties relating to the Relevant Business or of the ownership interests in any Person engaged in the Relevant Business in any manner including other than in the usual and ordinary course consistent with past practices, provided that the doing of any such thing does not have a Material Adverse Effect on Pembina, and (ii) it is acknowledged and agreed by IPL that such covenant is subject to Pembina’s compliance with laws related to, and the impact on Pembina’s Relevant Business of, the COVID-19 pandemic and such pandemic's continuing effect on working restrictions and the local, national and global economy;
(b)	except as disclosed in the Pembina Disclosure Letter, Pembina shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:
(i)	except in connection with any issuance of Pembina Class A Preferred Shares, Pembina Class B Preferred Shares or hybrid securities, amend in any material respects Pembina's constating documents or amend in any material respects the constating documents of any of its Subsidiaries;

(ii)	except in relation to internal transactions solely involving Pembina and its Subsidiaries or solely among such Subsidiaries, declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of its shares owned by any Person, except monthly dividends to holders of Pembina Common Shares and dividends to holders of Pembina Class A Preferred Shares in the amounts set forth in the articles of Pembina;
(iii)	issue, grant, sell or agree to issue, grant or sell any shares of Pembina or any of its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Pembina or any of its Subsidiaries with a value in the aggregate exceeding $1.5 billion, other than in connection with the issuance of any hybrid debt securities by Pembina or as required pursuant to the terms attaching to any of Pembina's outstanding securities and new grants of Pembina Options;
(iv)	except as allowed pursuant to the terms attaching to any Pembina Class A Preferred Shares, amend the terms of or reclassify any of its securities;
(v)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Pembina or any of its Subsidiaries, other than in connection with an internal reorganization; or
(vi)	authorize, agree, resolve, commit or propose any of the foregoing, or enter into, modify or terminate any contract, agreement, commitment or arrangement with respect to any of the foregoing;
(c)	except as disclosed in the Pembina Disclosure Letter, Pembina shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:
(i)	other than pursuant to Section 5.4(d), sell, pledge, dispose of or encumber any assets of Pembina or any of its Subsidiaries with a value individually or in the aggregate exceeding $2.0 billion (other than any security interests required to be provided in connection with Pembina's credit facilities, any project financing, the assumption by Pembina of the IPL Credit Facilities or in connection with the issuance of any hybrid debt securities by Pembina or any transactions solely involving Pembina and its Subsidiaries);
(ii)	waive, release, grant or transfer any rights of material value or modify or change any existing license, lease, contract or other document which is material to the business of Pembina and its Subsidiaries, taken as a whole, other than in the ordinary course of business consistent with past practice;
(iii)	authorize, agree, resolve, commit or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;
(d)	Pembina will make all necessary filings and applications under applicable Laws, including Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of Pembina in connection with the transactions contemplated herein and shall take all reasonable actions necessary to be in compliance with such applicable Laws (and, where applicable, subject to and in accordance with the provisions of Section 5.4);
(e)	Pembina shall apply to list the Pembina Common Shares issuable or to be made issuable pursuant to the Arrangement on the Exchanges and shall use its commercially reasonable efforts to obtain approval, subject to customary conditions, for the listing of such Pembina Common Shares on the Exchanges; and

(f)	except as disclosed in the Pembina Disclosure Letter, Pembina shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by Pembina or on behalf of any of its Subsidiaries in this Agreement untrue in any material respect.

Nothing in this Agreement is intended to or shall result in IPL exercising material influence over the operations of Pembina or any of its Subsidiaries, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.

5.2	Covenants of IPL

IPL covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless otherwise (i) consented to in writing by Pembina (such consent to be subject to applicable Law and not be unreasonably withheld, conditioned or delayed); (ii) required by applicable Laws; or (iii) required or expressly permitted or specifically contemplated by this Agreement or the Arrangement (including in respect of Regulatory Approvals, which are governed by Sections 5.4(c) and 5.4(d), but subject in all cases to the specific prohibition noted in Section 5.4(d) with respect to Regulatory Actions):

(a)	except as may be necessary in situations of emergency to preserve life, property or the environment, the business of IPL and its Subsidiaries shall be conducted only in, and IPL and its Subsidiaries shall not take any action except in, the ordinary course of business and consistent with past practice and IPL shall use all commercially reasonable efforts to maintain and preserve its and its Subsidiaries' business organization, assets, employees and advantageous business relationships and IPL shall undertake any actions agreed to in writing with Pembina; provided, however, that it is acknowledged and agreed by Pembina that such covenant is subject to IPL’s compliance with laws related to, and the impact on IPL’s Relevant Business of, the COVID-19 pandemic and such pandemic's continuing effect on working restrictions and the local, national and global economy;
(b)	IPL shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:
(i)	amend IPL's constating documents or the constating documents (including any joint venture or similar agreement in respect thereof) of any of its Subsidiaries;
(ii)	declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of its securities owned by any Person, except (A) subject to compliance with Section 2.11, regular monthly dividends to holders of IPL Common Shares in accordance with the terms thereof and in an amount consistent with IPL’s practice during the past 12 months, and (B) in relation to internal transactions solely involving IPL and its Subsidiaries or among such Subsidiaries, in each case, in the ordinary course of business and consistent with past practice;
(iii)	issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares or securities of IPL or any of its Subsidiaries (including, for certainty, debt or hybrid securities), or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or securities of IPL or any of its Subsidiaries (and, for greater certainty, IPL shall not reinstate the IPL DRIP following execution of this Agreement);
(iv)	split, consolidate, redeem, purchase or otherwise acquire any of the outstanding shares or other securities of IPL or any of its Subsidiaries;
(v)	amend the terms of any of the securities of IPL or any of its Subsidiaries;

(vi)	except as disclosed in the IPL Disclosure Letter, adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of IPL or any of its Subsidiaries;
(vii)	except as disclosed in the IPL Disclosure Letter, complete any reorganization of the corporate structure, business, operations or assets of IPL or any of its Subsidiaries, except for the transactions contemplated by any Pre-Arrangement Reorganization or the Plan of Arrangement; or
(viii)	authorize, agree, resolve, commit or propose any of the foregoing, or enter into, modify or terminate any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;
(c)	IPL shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:
(i)	except as disclosed in the IPL Disclosure Letter, sell, pledge, dispose of or encumber any assets of IPL or any of its Subsidiaries with a value individually exceeding $40 million or in the aggregate exceeding $100 million, except as set forth in the IPL Disclosure Letter;
(ii)	except as disclosed in the IPL Disclosure Letter, acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly owned Subsidiaries of IPL) or purchase of any property or assets of any other individual or entity, except in each case (A) pursuant to the IPL Capital Budget, or (B) with a value individually not exceeding $40 million and in the aggregate not exceeding $100 million;
(iii)	except as disclosed in the IPL Disclosure Letter, incur any indebtedness for borrowed money or any other liability or obligation, except in each case pursuant to capital expenditures contemplated by the IPL Capital Budget, for capital expenditures permitted in Section 5.2(d) and draws under the IPL Credit Facilities in the ordinary course of business and consistent with past practice;
(iv)	except as disclosed in the IPL Disclosure Letter, assume, guarantee, endorse or otherwise become responsible for, the obligations of any other Person (other than IPL and its Subsidiaries), or make any loans or advances to any Person (other than IPL and its Subsidiaries);
(v)	extend the maturity of any indebtedness for borrowed money or any other liability or obligation, including bankers' acceptances except those which arise in the ordinary course of business consistent with past practice;
(vi)	settle, pay, compromise, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which (A) are, or could be reasonably expected to be, material to the business of IPL, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in IPL's most recently publicly available financial statements as of the date hereof or incurred in the ordinary course of business consistent with past practice, or (B) are brought by any present, former or purported holder of its securities (in such Person's capacity as such) in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Date;
(vii)	waive, release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of IPL;

(viii)	waive, release, grant or transfer any rights of material value, or enter into, modify, amend or change any existing license, agreement, lease, contract or other document which is material to the business of IPL and its Subsidiaries on a consolidated basis (including, for greater certainty, any joint venture or similar agreement in respect thereof), other than in the ordinary course of business consistent with past practice, and in any event shall not enter into or extend any commercial feedstock supply or customer sales agreement or contract having a term that exceeds three (3) years (including assuming the exercise of any renewal or extension option by a Person other than IPL) whose subject matter is valued at over $5 million, other than in the case of HPC where a $25 million value will be applied;
(ix)	except as disclosed in the IPL Disclosure Letter, enter into or terminate any hedges, swaps or other financial instruments or similar transaction; or
(x)	authorize, agree, resolve, commit or propose to do any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;
(d)	except for (i) the aggregate amount and for the specified purposes set forth in the IPL Capital Budget; (ii) capital expenditures necessary to address emergencies or other urgent matters involving actual or potential loss or damage to property, or threats to human safety or the environment; and (iii) expenditures disclosed to Pembina in the IPL Disclosure Letter, IPL and its Subsidiaries shall not, prior to the Effective Date, incur or commit to incur capital expenditures with a value individually exceeding $40 million or in the aggregate exceeding $100 million;
(e)	IPL shall use its commercially reasonable efforts (taking into account insurance market conditions and offerings and industry practices) to cause its and its Subsidiaries' current insurance (or re-insurance) policies, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to IPL or any of its Subsidiaries, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;
(f)	IPL will deliver to Pembina, as soon as they become available, true and complete copies of any IPL Disclosure Document required to be filed by IPL or any of its Subsidiaries with any Governmental Entity subsequent to the date hereof (and as of their respective dates, such IPL Disclosure Documents (excluding any information therein provided by Pembina, as to which IPL makes no representation) will: (i) not contain any Misrepresentation; and (ii) comply in all material respects with all applicable Laws);
(g)	IPL and its Subsidiaries shall:
(i)	duly and on a timely basis, file all Tax Returns required to be filed by it and all such Tax Returns will be true, complete and correct in all material respects;
(ii)	timely pay all Taxes which are due and payable unless validly contested; and
(iii)	properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all material Taxes accruing in respect of IPL and its Subsidiaries which are not due or payable prior to the Effective Date;

(h)	IPL shall not, and shall not permit any of its Subsidiaries to:
(i)	rescind or revoke any material express or deemed election relating to Taxes, file any amended Tax Returns or make any material Tax Returns outside the ordinary course of business;
(ii)	change in any material respect any of its methods of reporting income or deductions for accounting or Tax purposes from those employed in the preparation of its Tax Returns for the taxation year ending December 31, 2019 except as may be required by applicable Law;
(iii)	except as disclosed in the IPL Disclosure Letter, settle, compromise or agree to the entry of judgment with respect to any proceeding relating to Taxes;
(iv)	except as disclosed in the IPL Disclosure Letter, consent to any extension or waiver of any limitation period with respect to Taxes;
(v)	enter into any Tax Sharing Agreement; or
(vi)	except as disclosed in the IPL Disclosure Letter, make a request for a Tax ruling to any Governmental Entity;
(i)	IPL shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons including all Persons who are non-residents of Canada for the purposes of the Tax Act, all amounts that are required to be so withheld by any applicable Laws and IPL shall remit such withheld amounts to the proper Governmental Entity within the times prescribed by such applicable Laws;
(j)	each of IPL and its Subsidiaries shall not knowingly take any action or knowingly permit inaction or knowingly enter into any transaction that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost "bump" pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any affiliates or Subsidiaries and other non-depreciable capital property owned by IPL or any affiliate or Subsidiary on the date hereof, upon an amalgamation or winding-up of IPL or any of its subsidiaries (or any of their respective successors);
(k)	IPL shall conduct itself so as to keep Pembina fully informed as to the material decisions or actions required or required to be made with respect to the operations of its business; provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party or otherwise prevented by applicable Law or is in respect to customer-specific or competitively sensitive information;
(l)	IPL shall promptly notify Pembina in writing of:
(i)	any material change (actual, anticipated, contemplated or, to the knowledge of IPL, threatened, financial or otherwise) in the business, operations, results of operations, properties, assets, liabilities (whether absolute, accrued, contingent or otherwise), or financial condition of IPL or any of its Subsidiaries; and
(ii)	any material change with respect to the project budget or forecasted project expenditures required to complete commissioning and achieve the commercial operations date of any major component of the HPC Project or the HPC Project on an aggregate basis (including if it is expected that total project expenditures will exceed projected amounts disclosed in the IPL Disclosure Documents or in the IPL Disclosure Letter, and also including any material change proposals received by a Third Party contractor or any change orders delivered by IPL to a Third Party contractor that do, or could have, such an effect) or any change to the forecasted commercial operations date of any major component of the HPC Project or the HPC Project on an aggregate basis; and

(iii)	any notice or other communication from any Governmental Entity in connection with this Agreement, the Existing Bid and any extensions, changes, amendments, modifications or variations to the Existing Bid after the date hereof;
(m)	IPL will make all necessary filings and applications under applicable Laws, including applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of IPL in connection with the transactions contemplated herein and shall take all commercially reasonable action necessary to be in compliance with such applicable Laws (and, where applicable, subject to and in accordance with the provisions of Section 5.4);
(n)	IPL shall ensure that it has available funds to permit the payment of any amount that may become payable under Article 8, having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if and when required;
(o)	IPL shall use commercially reasonable efforts to obtain resignations and mutual releases (in a form satisfactory to Pembina, acting reasonably) from each of the directors and officers of IPL and its Subsidiaries as requested by Pembina, to be effective at the Effective Time;
(p)	IPL shall provide Pembina with such assistance as may be reasonably required in connection with the application for conditional approval of the listing of the Pembina Common Shares issuable under the Arrangement on the Exchanges; and
(q)	IPL shall not agree, resolve, commit or undertake, or enter into or modify any contract, agreement, commitment or arrangement to, do any of the matters prohibited in this Section 5.2.

Nothing in this Agreement is intended to or shall result in Pembina exercising material influence over the operations of IPL or any of its Subsidiaries, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.

5.3	Covenants Regarding Employment and Benefits Matters
(a)	IPL covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless otherwise (i) consented to in writing by Pembina (such consent to be subject to applicable Law and not be unreasonably withheld, conditioned or delayed); (ii) required by applicable Laws; (iii) required or expressly permitted or specifically contemplated by this Agreement or the Arrangement; or (iv) set forth in the IPL Disclosure Letter:
(i)	except as provided in Section 2.9, IPL shall not, and the IPL Board and its committees shall not, use any discretion which may be available to them under the terms of the IPL Incentive Award Plans, or any IPL Incentive Awards granted thereunder, to accelerate the vesting of any IPL Incentive Awards granted pursuant to the IPL Incentive Award Plans and all payouts of IPL Incentive Awards granted pursuant to the IPL Incentive Award Plans shall be determined in accordance with Section 2.9 hereof;
(ii)	IPL shall not, and shall cause each of its Subsidiaries not to:

(A)	hire or agree to hire any new IPL Employees (which shall not prohibit IPL from hiring budgeted employees (other than at the vice-president level or higher) for the HPC Project operational and business readiness purposes in the ordinary course on terms consistent with similarly situated IPL Employees or retaining independent consultants or contractors on industry-standard terms, including with respect to termination of such consulting or contracting arrangements);
(B)	issue, award or grant any IPL Incentive Awards or any securities or other instruments or equity-based compensation providing similar benefits;
(C)	except as may be required pursuant to existing employment, collective bargaining, pension, supplemental pension or termination agreements (each of which are in writing and copies of which have been made available to Pembina prior to the date hereof), (i) grant, accelerate, increase or otherwise amend any payment, award, compensation or other benefit payable in any form to any IPL Employees or directors or consultants of IPL or any of its Subsidiaries, (ii) make or agree to make any loan to any officer, director, consultant or employee, (iii) grant, accelerate, increase or otherwise amend the amount, value or terms of any change of control, severance, separation, retention, bonus or termination pay to, or enter into any employment, change of control, severance, retention or termination agreement with any IPL Employees or directors or consultants of IPL or any of its Subsidiaries, or (iv) take or propose any action to effect any of the foregoing;
(D)	grant any general salary increases;
(E)	make any bonus or other payment to any IPL Employees or directors or consultants of IPL or any of its Subsidiaries outside of their ordinary and usual compensation for services provided (and for greater certainty, IPL may pay reasonable annual short-term incentive bonuses to IPL Employees determined in accordance with IPL’s previously-approved bonus program (including the criteria and target and maximum amounts) in existence and publicly disclosed prior to the date hereof, and prorated for any portion of a calendar year occurring prior to the Effective Date);
(F)	enter into or modify any employment agreement with any IPL Employees or directors or consultants of IPL or any of its Subsidiaries or enter into any agreements with any consultants of IPL or any of its Subsidiaries that are not terminable without payment or penalty with 30 days or less notice or in accordance with applicable Laws;
(G)	adopt any additional benefit or similar plans which would be considered to be a IPL Employee Plan once created;
(H)	amend, terminate, or except in the ordinary course of business and consistent with past practice make any contribution to, any IPL Employee Plan; or
(I)	enter into, amend or modify any union recognition agreement, collective bargaining or other union or employee association agreement.
(b)	Following the Effective Date, Pembina covenants and agrees to recognize, or cause IPL to recognize, each IPL Employee's past service with IPL or any of its Subsidiaries and any previously recognized service with any predecessor of IPL or any of its Subsidiaries, including for the purposes of determining eligibility for any entitlements to vacation, notice of termination (or pay in lieu thereof), severance, benefit plans, retirement plans and pensions plans.

(c)	Following the Effective Date, Pembina shall be responsible for, or cause IPL or its relevant Subsidiary to be responsible for, all liabilities and obligations relating to the employment of the IPL Employees or the termination thereof, including liabilities with respect to notice of termination (or pay in lieu thereof) and severance.
5.4	Mutual Covenants

Each of the Parties covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms:

(a)	subject to the terms and conditions of this Agreement (including in respect of Regulatory Approvals, which are governed by Sections 5.4(c) and 5.4(d)), it shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use their commercially reasonable efforts to, satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under and in accordance with all applicable Laws to complete and give effect to the Arrangement as soon as reasonably practicable, including using its commercially reasonable efforts to promptly:
(i)	obtain all necessary waivers, consents and approvals required to be obtained by it from parties to loan agreements, leases and other contracts;
(ii)	obtain all necessary exemptions, consents, approvals and authorizations as are required to be obtained by it under all applicable Laws;
(iii)	defend all lawsuits or other legal, regulatory or other proceedings against it (or if applicable, its directors or officers) challenging or affecting the Arrangement or this Agreement, and oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the Arrangement;
(iv)	fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement, including delivery of the certificates of their respective officers contemplated by Section 6.2 and Section 6.3; and
(v)	carry out the terms of the Interim Order and the Final Order applicable to it and comply with all requirements imposed by applicable Laws on it or its Subsidiaries with respect to this Agreement or the Arrangement;
(b)	it shall cooperate with the other Party in connection with the performance by it and its Subsidiaries of their obligations under this Section 5.4, including providing regular status updates on its progress in obtaining any Regulatory Approval to the other Party as and when requested by the other Party, and permitting the other Party and its legal counsel a reasonable opportunity to review in advance, and to provide comments on, any proposed communications of any nature with a Governmental Entity, which comments shall be considered and given due regard, provided that in the event of a disagreement between the Parties over the contents of such proposed communications, or over regulatory strategy with respect to obtaining a Regulatory Approval, Pembina shall have the ability to decide the contents of such proposed communications and determine the Parties' regulatory strategy with respect to obtaining the Regulatory Approvals;

(c)	it shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, satisfy (or cause the satisfaction of) the conditions precedent set forth in Section 6.1(e) and Section 6.1(f), including, subject to Section 5.4(d), using commercially reasonable efforts to:
(i)	obtain all Regulatory Approvals;
(ii)	cooperate fully with the other Party and such other Party's legal counsel, recognizing that certain competitively sensitive information may be exchanged only on an external counsel-only basis and in accordance with the Confidentiality Agreements and any other subsequent written agreement that addresses confidentiality between the Parties;
(iii)	as promptly as practicable, but in any event within 15 business days of the date hereof with respect to Key Regulatory Approvals, unless otherwise mutually agreed to in writing, make all necessary notifications or applications in respect of Regulatory Approvals, including the notification required under (A) subsection 114(1) of the Competition Act (and Pembina shall also file with the Commissioner a request for an advance ruling certificate or, in lieu thereof, a No Action Letter either prior to or simultaneously with the submission of its notification), (B) subsection 53.1(1) and 53.1(2) of the CTA, and (C) the HSR Act, and the Parties shall supply as promptly as practicable any additional information or documentary materials that may be required or as the Parties or their legal counsel agree may be advisable pursuant to the Competition Act, the HSR Act, the CTA or any similar Laws;
(iv)	certify completeness of its response to any supplementary information request received under subsection 114(2) of the Competition Act in respect of the Arrangement as promptly as practicable after the date of issuance of any such supplementary information request, but in no event later than 80 days after such issuance, unless otherwise mutually agreed to in writing, and to take all actions necessary to assert, defend and support its certification of the completeness of its response to such supplementary information request;
(v)	respond promptly to all requests for information made by a Governmental Entity in respect of obtaining a Regulatory Approval; and
(vi)	prepare and file, as promptly as practicable, all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, and authorizations in respect of the Regulatory Approvals;
(d)	in respect of each Regulatory Approval other than Competition Act Approval, nothing in this Section 5.4 shall require Pembina or any of its Subsidiaries to offer, agree or consent to sell, assign, license, hold separate, restrict, impair, terminate or take any other action (individually, and collectively, a "Regulatory Action"), before or after the Effective Date, with respect to any assets or businesses, or interests in any assets or businesses, of IPL or Pembina, or any of their respective Subsidiaries, as applicable and as the case may be, including agreeing and consenting to (i) restrictions on, or impairment of, its ability to own, manage, operate, or otherwise exercise full ownership rights of, any assets or businesses, or interest in any assets or businesses, or (ii) the creation of, termination or amendment of relationships, contractual rights, obligations, licenses, ventures or other arrangements, with respect to, before or after the Effective Date, any assets or businesses, or interests in any assets or businesses, of any Party or any of its respective Subsidiaries. In connection with obtaining the Competition Act Approval, Section 5.4(a) and Section 5.4(c) shall require each Party to use its commercially reasonable efforts to obtain Competition Act Approval as soon as reasonably practicable, but in any event no later than three business days prior to the Outside Date and, for such purposes, notwithstanding anything to the contrary set forth in this Section 5.4: (i) Pembina shall defend any legal proceedings commenced by a Governmental Entity to delay or prevent closing and shall accept any and all undertakings or hold separate or similar interim arrangements ordered by a Governmental Entity with respect to the assets of IPL or any of its Subsidiaries as a condition to consummating the transactions contemplated by the Arrangement; and (ii) Pembina shall waive any condition to receive a No Action Letter should a Governmental Entity threaten or commence proceedings to challenge or delay closing of the Arrangement, and shall refrain from extending or consenting to any extension of any applicable waiting or review period or entering into any agreement with a Governmental Entity to not consummate the transactions contemplated by this Agreement, except, in each case, with the prior written consent of IPL. In addition, notwithstanding anything to the contrary in this Agreement, IPL shall not offer, agree or consent to any Regulatory Action (including in respect of Competition Act Approval) without the prior written consent of Pembina;

(e)	except as required by Law, it shall not engage in any meetings or material communications with any Governmental Entity in relation to the Regulatory Approvals or the Arrangement, without legal counsel for the other Party being advised of same, and having been given the opportunity to participate in such meetings or communications, and in any event shall immediately notify and provide copies to the other Party's legal counsel of any communications to or from a Governmental Entity in relation to the Arrangement;
(f)	subject to Section 5.4(d), it shall not wilfully or intentionally take any action, refrain from taking any action or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would or would reasonably be expected to cause any condition set forth in Article 6 not to be satisfied or otherwise significantly impede the consummation of the Arrangement, or that will have, or which would reasonably be expected to have, the effect of materially delaying, impairing or impeding the granting of the Regulatory Approvals;
(g)	except for non-substantive communications with securityholders or documents filed by such Party on SEDAR, and subject to its obligations under Section 2.13, it shall furnish promptly to the other Party or its legal counsel, a copy of each notice, report, schedule or other document delivered, filed or received by it in connection with: (i) the Arrangement; (ii) any filings under applicable Laws in connection with the transactions contemplated hereby; and (iii) any dealings with Governmental Entities in connection with the transactions contemplated hereby; and
(h)	it shall promptly notify the other Party in writing of any material complaints, investigations or hearings (or communications indicating that the same may be contemplated) by any Governmental Entity or third party relating to the transactions contemplated hereby.
5.5	Pre-Arrangement Reorganizations
(a)	Subject to Section 5.5(b), IPL agrees that, upon request of Pembina, IPL shall use its commercially reasonable efforts to (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as Pembina may request, acting reasonably (each a "Pre-Arrangement Reorganization"), (ii) cooperate with Pembina and its Representatives to determine the nature of the Pre-Arrangement Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken, and (iii) cooperate with Pembina and its Representatives to seek to obtain consents or waivers which might be required from IPL's lenders under the IPL Credit Facilities in connection with the Pre-Arrangement Reorganizations, if any, provided that any costs, fees or expenses associated therewith shall be at Pembina's sole expense.

(b)	Notwithstanding the foregoing, IPL will not be obligated to participate in any Pre-Arrangement Reorganization under Section 5.5(a) unless it determines in good faith that such Pre-Arrangement Reorganization:
(i)	does not impair, impede, delay or prevent the satisfaction of any conditions set forth in Article 6, or the ability of IPL or Pembina to consummate, and will not materially delay the consummation of, the Arrangement;
(ii)	is not prejudicial to IPL or the IPL Shareholders in any material respect;
(iii)	does not reduce or change the form of the consideration to be received by the IPL Shareholders;
(iv)	does not require IPL or any of its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, the IPL Shareholders incrementally greater than the Taxes or other consequences to them in connection with the completion of the Arrangement or the other transactions contemplated by this Agreement in the absence of action being taken pursuant to Section 5.5(a);
(v)	does not become effective unless Pembina has waived or confirmed in writing the satisfaction of all conditions in its favour under Article 6, and has confirmed in writing that it is prepared to promptly and without condition (other than compliance with Section 5.5(a)) proceed to effect the Arrangement;
(vi)	does not require IPL to obtain the approval of any IPL Shareholders; and
(vii)	is effected as close as reasonably practicable prior to the Effective Time.
(c)	Pembina must provide written notice to IPL of any proposed Pre-Arrangement Reorganization at least ten business days prior to the Effective Date. Upon receipt of such notice, IPL and Pembina shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Arrangement Reorganization, including any amendment to this Agreement or the Plan of Arrangement (provided that such amendments do not require IPL to obtain approval of IPL Shareholders).
(d)	Pembina waives any breach of a representation, warranty or covenant by IPL, where such breach is a result of an action taken by IPL or a Subsidiary in good faith pursuant to a request by Pembina in accordance with this Section 5.5.
5.6	Financing Assistance
(a)	IPL shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to have its and their Representatives, provide such cooperation to Pembina as Pembina may reasonably request in connection with the arrangements by Pembina to obtain new or amend any existing credit facilities or notes (including any credit facilities or notes of IPL and as outlined in the IPL Disclosure Letter) or issue equity or debt securities publicly or privately, subject to the terms hereof (provided that (i) such request is made on reasonable notice, (ii) such cooperation does not unreasonably interfere with the ongoing operations of IPL and its Subsidiaries or unreasonably interfere with or hinder or delay the performance by IPL or its Subsidiaries of their obligations hereunder, (iii) IPL shall not be required to provide, or cause any of its Subsidiaries to provide, cooperation that involves any binding commitment by IPL or its Subsidiaries, which commitment is not conditional on the completion of the Arrangement and does not terminate without liability to IPL or its Subsidiaries upon the termination of this Agreement; and (iv) any actions taken hereunder are in compliance with Sections 5.2 and 5.4), including one or more of the following cooperative actions as so requested:

(i)	participating in meetings (including meetings with rating agencies), drafting sessions and due diligence sessions;
(ii)	furnishing Pembina and its proposed lenders or underwriters with such financial and other pertinent information regarding IPL as may be reasonably requested by Pembina;
(iii)	cooperating with Pembina in connection with applications, solicitations, or calling of meetings to obtain such consents, approvals or authorizations which may be reasonably necessary or desirable in connection with such financing, debt reorganization, consents or amendments;
(iv)	using its commercially reasonable efforts to obtain customary accountants' consent and comfort letters and other documentation and items relating to such issue of securities as reasonably requested by Pembina and, if requested by Pembina, to cooperate with and assist it in obtaining such documentation and items;
(v)	executing and delivering, or where applicable, obtaining, any certificates, legal opinions or documents, as may be reasonably requested by Pembina (including a certificate of the Chief Financial Officer of IPL or any of its Subsidiaries with respect to consents of accountants for use of their reports in any materials relating to such securities issue); and
(vi)	taking all corporate actions, to be effective at the Effective Time, requested by Pembina that are necessary or customary to permit the consummation of such financing or such other matters contemplated by this Section 5.6.
(b)	Notwithstanding Section 5.6(a), neither IPL, nor any of its Subsidiaries shall be required by Pembina to: (i) take any action or do anything that would (A) contravene any applicable Law, or (B) be capable of impairing or preventing the satisfaction of any condition set forth in Article 6; (ii) commit to take any action that is not contingent on the consummation of the transactions contemplated by this Agreement at the Effective Time; (iii) pay any commitment, consent or other fee or incur any other liability in connection with such financing prior to the Effective Date; or (iv) except as required to comply with applicable Laws, disclose any information that in the reasonable judgment of IPL would violate any obligations of IPL or any other Person with respect to confidentiality.
5.7	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Date and the termination of this Agreement, IPL shall, and shall cause its Subsidiaries and Representatives to, subject to all applicable Laws and any confidentiality obligations owed by IPL to a third party or in respect to customer-specific or competitively sensitive information and in accordance with the Confidentiality Agreements and any other subsequent written agreement that addresses confidentiality between the Parties, afford to Pembina and its Representatives reasonable access at all reasonable times to their officers, employees, agents, properties, books, records and contracts, and shall furnish Pembina with all data and information as Pembina may reasonably request, subject to any confidentiality obligations owed by IPL to a third party, in respect to customer-specific or competitively sensitive information, the conditions contained in the Confidentiality Agreements and any other subsequent written agreement that addresses confidentiality between the Parties, in order to permit Pembina to be in a position to expeditiously and efficiently continue and integrate the businesses and operations of Pembina and its Subsidiaries and IPL and its Subsidiaries immediately upon, but not prior to, the Effective Date.

5.8	Insurance and Indemnification
(a)	Pembina acknowledges that IPL has arranged to purchase the tail directors' and officers' liability insurance policy disclosed in the IPL Disclosure Letter.
(b)	From and after the Effective Date, Pembina shall, and shall cause IPL and its Subsidiaries, (or any successor(s) thereto) to, until the sixth (6th) anniversary of the Effective Date (or, in the case of clause (ii) below, for so long thereafter as any claim for indemnification asserted on or prior to such date has not been finally adjudicated): (i) keep and not amend, modify or repeal any provision of the current indemnity agreements in place for the current and former directors and officers of IPL and its Subsidiaries; (ii) continue to cause IPL (or a substitute entity with access to sufficient assets to satisfy such indemnity) to indemnify the current and former directors and officers of IPL and its Subsidiaries to the fullest extent to which IPL and its Subsidiaries are permitted to indemnify such directors and officers with respect to any claims arising from facts or events that occurred on or prior to the Effective Date (including in connection with this Agreement or the transactions contemplated hereby); and (iii) not take any action so as to amend, modify or repeal the provisions for indemnification of directors, officers or employees contained in the organizational documents of IPL and its Subsidiaries in such a manner as would adversely affect the rights of any individual who shall have served as a director or officer of any of IPL and its Subsidiaries prior to the Effective Date to be indemnified by such entities in respect of their serving in such capacities at or prior to the Effective Time. For greater certainty, Pembina's insurance and indemnification obligations hereunder shall extend to all Subsidiaries of IPL.
(c)	The provisions of this Section 5.8 shall survive the consummation of the transactions contemplated by this Agreement and are intended to be for the benefit of, and will be enforceable by, each individual referred to in this Section 5.8, his or her heirs and successors and his or her legal representatives (collectively, the "Directors and Officers") and, for such purpose, IPL hereby confirms that it is acting as agent and trustee on behalf of the Directors and Officers. Pembina agrees to pay from time to time as necessary all reasonable expenses, including reasonable attorneys' fees, that may be incurred by the Directors and Officers in enforcing the indemnity and other obligations provided for in this Section 5.8. The rights of the Directors and Officers under this Section 5.8 shall be in addition to, and not in limitation of, any other rights such Directors and Officers may have.
(d)	If, after the date hereof, any of Pembina or IPL or any of their respective Subsidiaries or any of their respective successors or assigns shall: (i) amalgamate, consolidate with or merge or wind up into any other Person and shall not be the continuing or surviving entity; or (ii) transfer all or substantially all of its prospective assets to any Person; then, and in each such case, proper provisions shall be made so that the successors and assigns of such entity, as applicable, shall assume all of the obligations set forth in this Section 5.8.
5.9	Privacy Issues
(a)	For the purposes of this Section 5.9, the following definitions shall apply:
(i)	"applicable law" means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws;
(ii)	"applicable privacy laws" means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta);

(iii)	"authorized authority" means, in relation to any Person, transaction or event, any (A) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (B) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (C) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (D) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event; and
(iv)	"Personal Information" means information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual disclosed in accordance with this Agreement and/or as a condition of the Arrangement.
(b)	The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws as such pertain to the collection, use or disclosure of Personal Information disclosed to either Party pursuant to or in connection with this Agreement (the "Disclosed Personal Information").
(c)	Prior to the completion of the Arrangement, neither Party shall use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement. After the completion of the transactions contemplated herein, a Party may only collect, use and disclose the Disclosed Personal Information for the purposes for which the Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of the transactions contemplated herein, unless (i) either Party shall have first notified such individual of such additional purpose, and where required by applicable law, obtained the consent of such individual to such additional purpose, or (ii) such use or disclosure is permitted or authorized by applicable law, without notice to, or consent from, such individual.
(d)	Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the Disclosed Personal Information relates solely to the carrying on of the business or the completion of the Arrangement.
(e)	Each Party acknowledges and confirms that it has taken and shall continue to take reasonable steps to, in accordance with applicable law, prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.
(f)	Subject to the following provisions, each Party shall at all times keep strictly confidential all Disclosed Personal Information made available or otherwise provided to it, and shall instruct those Representatives responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Prior to the completion of the Arrangement, each Party shall take reasonable steps to ensure that access to the Disclosed Personal Information shall be restricted to those Representatives of the respective Party who have a bona fide need to access such information in order to complete the Arrangement.

(g)	Where authorized by applicable law, each Party shall promptly notify the other Party of all inquiries, complaints, requests for access, variations or withdrawals of consent and claims of which the Party is made aware in connection with the Disclosed Personal Information. To the extent permitted by applicable law, the Parties shall fully co-operate with one another, with the Persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and claims.
(h)	Upon the expiry or termination of this Agreement (other than as a result of the completion of the Arrangement), or otherwise upon the reasonable request of either Party, the other Party shall forthwith cease all use of the Disclosed Personal Information acquired by it in connection with this Agreement and will return to the requesting Party or, at the requesting Party's request, destroy in a secured manner, in accordance with applicable law, the Disclosed Personal Information (and any copies thereof) in its possession.

Article 6
CONDITIONS

6.1	Mutual Conditions

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)	the Interim Order shall have been obtained on terms consistent with the Arrangement and in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;
(b)	the Arrangement Resolution shall have been passed by the IPL Shareholders at the IPL Shareholders' Meeting in accordance with the Interim Order;
(c)	the Pembina Resolution shall have been passed by the requisite majority of Pembina Shareholders at the Pembina Shareholders' Meeting;
(d)	the Final Order shall have been obtained on terms consistent with the Arrangement and in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;
(e)	each Key Regulatory Approval shall have been made, given, obtained or occurred, as the case may be, and any such approval shall be in full force and effect and shall not have been modified or invalidated in any manner;
(f)	all Regulatory Approvals (other than the Key Regulatory Approvals) shall have been made, given, obtained or occurred, as the case may be, and any such approval shall be in full force and effect and shall not have been modified or invalidated in any manner, except where the failure or failures to obtain such Regulatory Approvals, or for the applicable waiting periods to have expired or terminated, would not be reasonably expected to have a Material Adverse Effect in respect of either Pembina (either before or after the completion of the Arrangement) or IPL;

(g)	the conditional approval to the listing of the Pembina Common Shares issuable pursuant to the Arrangement on the TSX, and approval, subject to official notice of issuance, of the listing of the Pembina Common Shares issuable pursuant to the Arrangement on the NYSE, shall have been obtained;
(h)	other than in respect of a hold separate or similar interim arrangement agreed to by Pembina or ordered by a Governmental Entity as contemplated by Section 5.4(d), no Law (whether temporary, preliminary or permanent) shall be in effect or shall have been enacted, promulgated, amended or applied by any Governmental Entity, which prevents, prohibits or makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Pembina or IPL from consummating the Arrangement, or that would be reasonably expected to have a Material Adverse Effect in respect of either Pembina (either before or after the completion of the Arrangement) or IPL; and
(i)	other than in relation to the Competition Act Approval, no act, action, suit, proceeding, objection, opposition, order or injunction shall have been taken, entered or promulgated by any Governmental Entity or by any elected or appointed public official in Canada or elsewhere, whether or not having the force of Law, which prevents, prohibits or makes (or which would reasonably be expected to prevent, prohibit or make) the consummation of the Arrangement illegal or otherwise prohibit or enjoin Pembina from consummating the Arrangement or that would be reasonably expected to have a Material Adverse Effect in respect of either Pembina (either before or after the completion of the Arrangement) or IPL.
6.2	Pembina Conditions

The obligation of Pembina to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	the representations and warranties made by IPL:
(i)	in paragraphs (b), (c), (e), (k), (l), (n), (o) and (t)(C) of Schedule D shall be true and correct (other than de minimis inaccuracies) as of the Effective Date as if made on such date (except to the extent such representations and warranties speak as of an earlier date and except it being understood that the number of IPL Incentive Awards disclosed in the IPL Disclosure Letter in accordance with paragraph (o) of Schedule D may decrease due to their vesting, expiry or termination in accordance with their terms);
(ii)	in paragraphs (j), (x), (y), (z) and (rr) and (tt) of Schedule D shall be true and correct in all material respects as of the Effective Date as if made on such date (and for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored); and
(iii)	in the remainder of Schedule D shall be true and correct as of the Effective Date as if made on such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and correct: (A) individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of IPL (and for this purpose, any reference to "material", "Material Adverse Effect" or other concepts of materiality in such representations and warranties shall be ignored; or (B) would not, individually or in the aggregate prevent or materially delay, or individually or in the aggregate would reasonably be expected to prevent or materially delay, the consummation of the Arrangement or IPL from performing its material obligations under this Agreement in any material respect;

and IPL shall have provided to Pembina a certificate of two executive officers of IPL (on IPL's behalf and without personal liability) certifying the foregoing on the Effective Date;

(b)	IPL shall have complied in all material respects with its covenants herein to be complied with by it on or prior to the Effective Time, and IPL shall have provided to Pembina a certificate of two executive officers of IPL (on behalf of IPL and without personal liability) certifying compliance with such covenants on the Effective Date;
(c)	no Material Adverse Change in respect of IPL shall have occurred after the date hereof and prior to the Effective Date; and
(d)	(i) if Brookfield or its affiliates or any Person or group of Persons acting jointly or in concert with Brookfield has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 15% of the outstanding IPL Common Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date; or (ii) if neither Brookfield nor its affiliates nor any Person or group of Persons acting jointly or in concert with Brookfield has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 5% of the outstanding IPL Common Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

The conditions set forth in this Section 6.2 are for the exclusive benefit of Pembina and may be asserted by Pembina regardless of the circumstances or may be waived in writing by Pembina in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Pembina may have.

6.3	IPL Conditions

The obligation of IPL to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	the representations and warranties made by Pembina:
(i)	in paragraph (l) of Schedule C shall be true and correct (other than de minimis inaccuracies) as of the date of this Agreement; and
(ii)	in the remainder of Schedule C shall be true and correct as of the Effective Date as if made on such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and correct: (A) individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Pembina (and for this purpose, any reference to "material", "Material Adverse Effect" or other concepts of materiality in such representations and warranties shall be ignored); or (B) would not, individually or in the aggregate prevent or materially delay, or individually or in the aggregate would reasonably be expected to prevent or materially delay, the consummation of the Arrangement or Pembina from performing its material obligations under this Agreement in any material respect;

and Pembina shall have provided to IPL a certificate of two executive officers of Pembina (on Pembina's behalf and without personal liability) certifying the foregoing on the Effective Date;

(b)	Pembina shall have complied in all material respects with its covenants herein to be complied with by it on or prior to the Effective Time, and Pembina shall have provided to IPL a certificate of two executive officers of Pembina (on behalf of Pembina and without personal liability) certifying compliance with such covenants on the Effective Date; and
(c)	no Material Adverse Change in respect of Pembina shall have occurred after the date hereof and prior to the Effective Date.

The conditions set forth in this Section 6.3 are for the exclusive benefit of IPL and may be asserted by IPL regardless of the circumstances or may be waived by IPL, in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which IPL may have.

6.4	Notice and Cure Provisions

Each Party will give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event, state of facts, circumstance or change in circumstances (actual, anticipated, contemplated, or to the knowledge of such Party, threatened) which would, or would reasonably be expected to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect (or, in the case of any representations or warranties that are not subject to materiality qualifications in respect of the conditions contained in Section 6.2(a)(i) or Section 6.3(a)(i), as applicable, cause any of such representations or warranties of such Party to be untrue or inaccurate in any respect); or
(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party,

and it shall in good faith discuss with the other Party any event, state of facts, circumstance or change in circumstances (actual, anticipated, contemplated, or to the knowledge of such Party, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the other Party pursuant to this Section 6.4. The delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect the representations, warranties, covenants, conditions or agreements of the Parties under this Agreement or any remedies available pursuant to this Agreement with respect thereto to the Party receiving that notice.

Neither Party may elect to terminate this Agreement pursuant to Section 8.1(b)(iv) [Failure to Satisfy Mutual Conditions], Section 8.1(c)(i) [IPL Reps and Warranties and Covenants Condition] or Section 8.1(d)(i) [Pembina Reps and Warranties and Covenants Condition], as applicable, unless promptly, and in any event prior to the issuance of the Certificate by the Registrar, the Party intending to terminate this Agreement (the "Terminating Party") has delivered a written notice (a "Termination Notice") to the other Party (the "Receiving Party") specifying in reasonable detail all breaches of covenants, inaccuracies of representations and warranties, inability to satisfy conditions or other matters which the Terminating Party is asserting as the basis for termination. If any Termination Notice is delivered: (a) if such matter is capable of being cured prior to the Outside Date, provided that the Receiving Party is proceeding diligently to cure such matter to the satisfaction of the Terminating Party, acting reasonably, the Terminating Party may not exercise such termination until the earlier of (i) the expiration of a period of 15 business days from the date of receipt of the Termination Notice by the Receiving Party, and (ii) the Outside Date, if such matter has not been cured by such date; and (b) if such matter is incapable of being cured prior to the Outside Date (and any fraudulent, wilful or intentional breach shall be deemed to be incapable or being cured), or if the Receiving Party is not proceeding diligently to cure such matter to the satisfaction of the Terminating Party, acting reasonably, no cure period shall be provided in respect of such matter and the Terminating Party may exercise such termination. If a Termination Notice has been delivered to IPL or Pembina within 15 business days prior to the date of the IPL Shareholders' Meeting or the Pembina Shareholders' Meeting, respectively, then IPL or Pembina, as the Receiving Party, as the case may be, may elect to postpone the meeting of its shareholders until the expiry of such period.

6.5	Frustration of Conditions

Neither Pembina nor IPL may rely, either as a basis for not consummating the conditions contemplated by this Agreement or terminating this Agreement and abandoning the Arrangement, on the failure of any condition set forth in Sections 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was primarily caused by, or primarily resulted from, such Party's failure to perform any of its covenants or agreements under this Agreement.

6.6	Merger of Conditions

Subject to applicable Law, the conditions set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the issuance of a Certificate in respect of the Arrangement.

Article 7
ADDITIONAL Covenants Regarding Non-Solicitation

7.1	IPL Covenant Regarding Non-Solicitation
(a)	IPL shall immediately cease and cause to be terminated all existing solicitations, discussions or negotiations (including through any Representatives on its behalf), if any, with any Person (other than Pembina and its Representatives) with respect to any Acquisition Proposal and, in connection therewith, IPL shall discontinue access to any of its confidential information (including any data room), and shall promptly request the return or destruction of all information respecting IPL or any of its Subsidiaries provided to any Person (other than Pembina or its Representatives) who has entered into a confidentiality agreement with IPL or any of its Subsidiaries relating to an Acquisition Proposal in the last twelve months and shall use all commercially reasonable efforts to ensure that such requests are honoured. IPL and its Subsidiaries shall enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar agreements or covenants that IPL or any of its Subsidiaries has entered into prior to the date of this Agreement and that IPL or any of its Subsidiaries enters into after the date of this Agreement in accordance with and subject to the terms of this Agreement (it being acknowledged by Pembina that IPL shall not be obligated to enforce any standstill, non-disclosure, non-disturbance, non-solicitation and similar agreements or covenants that are automatically terminated or released as a result of entering into and announcing this Agreement).
(b)	Except as provided in this Article 7, IPL shall not, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:
(i)	solicit, initiate or knowingly encourage or otherwise facilitate (including by way of furnishing information) any Acquisition Proposal;
(ii)	enter into or participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with any Acquisition Proposal, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing; provided that IPL may (A) communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, (B) advise any Person of the restrictions of this Agreement, and (C) advise any Person making an Acquisition Proposal that the IPL Board has determined that such Acquisition Proposal does not constitute a Superior Proposal;

(iii)	waive, terminate, amend, modify or release any third party or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive, terminate, amend, modify or release any third party from or otherwise forbear in respect of, any rights or other benefits under confidentiality and/or standstill agreements relating to an Acquisition Proposal (which, for greater certainty, does not prohibit the automatic release of a party or termination of such provisions in accordance with the pre-existing and express terms of any standstill provision);
(iv)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five business days will not be considered to be in violation of this Section 7.1(b)(iv)); or
(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal (other than a confidentiality and standstill agreement contemplated under Section 7.1(b)(vi));

provided, however, that notwithstanding any other provision hereof, IPL and its Representatives may, prior to the approval of the Arrangement Resolution at the IPL Shareholders' Meeting:

(vi)	enter into or participate in any discussions or negotiations with a third party that is not in breach of any confidentiality or standstill agreement and that, without any solicitation, initiation or knowing encouragement or facilitation, directly or indirectly, after the date of this Agreement, by IPL or any of its Representatives, seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of IPL that contains a standstill provision that IPL determines in good faith is no less onerous or more beneficial to such third party than that in the Confidentiality Agreement under which information was provided and made available to Pembina and is otherwise on terms that IPL determines in good faith are no less favourable to IPL than those found in such Confidentiality Agreement (provided that such confidentiality and standstill agreement shall (A) allow for disclosure thereof, along with all information provided thereunder, to Pembina as set out below, (B) allow disclosure to Pembina of the making and terms of any Acquisition Proposal made by the third party as contemplated herein, (C) not contain any provision restricting IPL from complying with this Section 7.1, and (D) not contain any exclusivity provision or other term that would restrict, in any manner, IPL’s ability to consummate the Arrangement pursuant to this Agreement) may furnish to such third party any information concerning IPL and its Subsidiaries and their businesses, properties and assets, in each case if, and only to the extent that:
(A)	the third party has first made a written bona fide Acquisition Proposal, which did not result from a breach of this Section 7.1, and in respect of which the IPL Board determines in good faith, after consultation with its outside legal and financial advisors, constitutes or would reasonably be expected to lead to a Superior Proposal (disregarding, for the purposes of such determination, any due diligence or access condition to which such Acquisition Proposal is subject) (for additional clarity, the Existing Bid is deemed not to be, and may not constitute, a Superior Proposal pursuant to the terms of this Agreement and therefore cannot constitute or be reasonably expected to lead to, a Superior Proposal in any circumstances); and

(B)	prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party regarding the Acquisition Proposal, IPL shall:
(1)	provide prompt notice to Pembina to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy of the confidentiality and standstill agreement referenced above and, if not previously made available to Pembina, copies of all information provided to such third party concurrently with the provision of such information to such third party;
(2)	notify Pembina orally and in writing of any inquiries, offers or proposals with respect to an actual or contemplated Superior Proposal (which written notice shall include a summary of the material terms of such proposal (and any amendments or supplements thereto)) and the identity of the Person making it, and shall include copies of any such inquiries, offers or proposals made in writing and any amendments to any of the foregoing within 24 hours of the receipt thereof; and
(3)	keep Pembina promptly informed of the status and reasonable details of any such inquiry, offer or proposal and answer Pembina's reasonable questions with respect thereto; and
(vii)	accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party or make a Change in Recommendation, but only if prior to such acceptance, recommendation, approval or implementation or making such Change in Recommendation, the IPL Board concludes in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 7.1(c) and after receiving the advice of outside legal counsel that the failure by the IPL Board to take such action would be inconsistent with its fiduciary duties under applicable Laws, and IPL (A) complies with its obligations set forth in this Section 7.1, (B) terminates this Agreement in accordance with Section 8.1(d)(ii), and (C) concurrently therewith pays the amount required by Section 8.3(b)(ii) to Pembina.
(c)	Following determination by the IPL Board that an Acquisition Proposal constitutes a Superior Proposal, IPL shall give Pembina, orally and in writing, at least five complete business days advance notice of any decision by the IPL Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal or to make a Change in Recommendation, which notice shall confirm that the IPL Board has determined that such Acquisition Proposal constitutes a Superior Proposal and shall identify the third party making the Superior Proposal and IPL shall provide Pembina with a true and complete copy thereof and the agreement to implement the Superior Proposal and any amendments thereto. During such five business day period, IPL agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not make a Change in Recommendation. In addition, during such five business day period IPL shall, and shall cause its financial and legal advisors to, negotiate in good faith with Pembina and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable IPL to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Pembina proposes to amend this Agreement and the Arrangement on a basis such that the IPL Board determines that the alternative proposed transaction is no longer a Superior Proposal and so advises the board of directors of Pembina prior to the expiry of such five business day period, the IPL Board shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not make a Change in Recommendation. In the event that IPL provides the notice contemplated by this Section 7.1(c) on a date which is less than five business days prior to the IPL Shareholders' Meeting, Pembina shall be entitled to (i) adjourn or postpone the Pembina Shareholders' Meeting, and (ii) require IPL to adjourn or postpone the IPL Shareholders' Meeting, in each case to a date that is not more than 10 business days after the date of such notice.

In addition, if Brookfield (or any affiliate thereof) amends the amount or form of the consideration offered under the Existing Bid or announces its intention to do so (each, an "Amended Bid"), and whether or not such Amended Bid is determined to constitute a Superior Proposal for the purposes of the preceding paragraph, if requested by Pembina, IPL shall, and shall cause its financial and legal advisors to, negotiate in good faith with Pembina and its financial and legal advisors in order to allow Pembina to make any increases to the Exchange Ratio or other adjustments in the consideration offered or to otherwise amend the terms and conditions of this Agreement and the Arrangement (which for clarity, shall not be less favourable to IPL or the IPL Shareholders than those included in this Agreement and the Arrangement). In the event that the Amended Bid is made or announced on a date which is less than five business days prior to the IPL Shareholders' Meeting, Pembina shall be entitled to (i) adjourn or postpone the Pembina Shareholders' Meeting, and (ii) require IPL to adjourn or postpone the IPL Shareholders' Meeting, in each case to a date that is not more than 10 business days after the date of such notice.

(d)	Each successive amendment to any Acquisition Proposal (including any Amended Bid) that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by IPL Shareholders or other material terms or condition thereof, shall constitute a new Acquisition Proposal or Amended Bid for the purposes of Section 7.1(c), and, in respect of a Superior Proposal, Pembina shall be afforded a new five business day period from the date on which Pembina received all of the materials set forth in Section 7.1(c) with respect to the new Superior Proposal from IPL.
(e)	The IPL Board shall promptly reaffirm the recommendation and determination outlined in Section 2.2(a) by press release after (i) any Acquisition Proposal which is publicly announced is determined not to be a Superior Proposal, or (ii) the Parties have entered into an amended agreement pursuant to Section 7.1(c) which results in any Acquisition Proposal not being a Superior Proposal.
(f)	IPL shall ensure that its affiliates and Representatives are aware of the provisions of this Section 7.1. IPL shall be responsible for any breach of this Section 7.1 by IPL's affiliates or IPL's Representatives.
(g)	Nothing in this Agreement shall prohibit IPL or the IPL Board from complying with Part 2 - Division 3 of NI 62-104 relating to the provision of directors' circulars and making appropriate disclosure with respect thereto to IPL's securityholders.

Article 8
TERMINATION AND FEES AND EXPENSES

8.1	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written agreement of Pembina and IPL;

(b)	by either Pembina or IPL if:
(i)	the Arrangement Resolution shall have failed to receive the requisite vote of the IPL Shareholders to approve such resolution at the IPL Shareholders' Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;
(ii)	the Pembina Resolution shall have failed to receive the requisite vote of the Pembina Shareholders to approve such resolution at the Pembina Shareholders' Meeting (including any adjournment or postponement thereof);
(iii)	the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to any Party whose failure to fulfill any of its covenants or obligations or whose breach of any of its representations or warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date; or
(iv)	any condition in Section 6.1 (other than the conditions in Section 6.1(b) [Arrangement Resolution Passed] or Section 6.1(c) [Pembina Resolution Passed]) becomes incapable of being satisfied by the Outside Date, except that the right to terminate this Agreement under this Section 8.1(b)(iv) shall not be available to any Party whose failure to fulfill any of its covenants or obligations or whose breach of any of its representations or warranties under this Agreement has been the cause of, or resulted in, the failure of such condition to be satisfied or where such Party has not complied with the applicable provisions of Section 6.4;
(c)	by Pembina if:
(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of IPL set forth in this Agreement occurs that would cause the condition in Section 6.2(a) [IPL Reps and Warranties Condition] or Section 6.2(b) [IPL Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date or is not cured in accordance with the terms of Section 6.4; provided that (A) Pembina is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) [Pembina Reps and Warranties Condition] or Section 6.3(b) [Pembina Covenants Condition] not to be satisfied, and (B) any termination pursuant to this Section 8.1(c)(i) is subject to and satisfies the provisions of Section 6.4;
(ii)	(A) the IPL Board or any committee of the IPL Board fails to unanimously recommend or withdraws, amends, modifies, changes or qualifies, or publicly proposes or states an intention to withdraw, amend, modify, change or qualify, the recommendations or determinations referred to in Section 2.2(a) in a manner adverse to Pembina or shall have resolved to do so prior to the Effective Date (and such action is not subsequently withdrawn), (B) the IPL Board or any committee of the IPL Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal (including, for clarity, the Existing Bid or any other Acquisition Proposal by or involving Brookfield or any Person or group of Persons acting jointly or in concert with Brookfield) or publicly takes no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal (including, for clarity, the Existing Bid or any other Acquisition Proposal by or involving Brookfield or any Person or group of Persons acting jointly or in concert with Brookfield) for more than five business days (any action set forth in subclauses (A) or (B) of this Section 8.1(c)(ii), a "Change in Recommendation"), (C) IPL, the IPL Board or any committee of the IPL Board accepts, approves, endorses, recommends or enters into or publicly proposes to accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (including, for clarity, the Existing Bid or any other Acquisition Proposal by or involving Brookfield or any Person or group of Persons acting jointly or in concert with Brookfield), other than a confidentiality and standstill agreement permitted by and in accordance with Section 7.1(b)(vi); or (D) the IPL Board or any committee of the IPL Board fails to publicly reconfirm the recommendations or determinations referred to in Section 2.2(a) upon the reasonable request of Pembina prior to the earlier of five business days following such request or five business days prior to the IPL Shareholders' Meeting; or

(iii)	if an Acquisition Proposal is consummated or effected (including, for clarity, the Existing Bid or any other Acquisition Proposal by or involving Brookfield or any Person or group of Persons acting jointly or in concert with Brookfield);
(d)	by IPL if:
(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Pembina set forth in this Agreement occurs that would cause the condition in Section 6.3(a) [Pembina Reps and Warranties Condition] or Section 6.3(b) [Pembina Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date or is not cured in accordance with the terms of Section 6.4; provided that (A) any fraudulent, wilful or intentional breach shall be deemed to be incapable of being cured, (B) IPL is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) [IPL Reps and Warranties Condition] or Section 6.2(b) [IPL Covenants Condition] not to be satisfied, and (C) any termination pursuant to this Section 8.1(d)(i) is subject to and satisfies the provisions of Section 6.4; or
(ii)	prior to the approval by the IPL Shareholders of the Arrangement Resolution, the IPL Board authorizes IPL to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 7.1(b)(vi)) with respect to, or IPL accepts, recommends or enters into any agreement to implement, a Superior Proposal in accordance with Section 7.1, provided IPL is then in compliance with Section 7.1 and that prior to or concurrent with such termination IPL pays the amount required pursuant to and in accordance with Section 8.3(b)(ii).
8.2	Term and Effect of Termination
(a)	In the event of the termination of this Agreement pursuant to Section 8.1 or the Effective Date occurring, this Agreement shall forthwith become void and have no further force or effect, and neither Party (nor its Representatives or securityholders) shall have any liability or further obligation to the other Party hereunder, except:
(i)	in the event of termination pursuant to Section 8.1, the provisions and obligations set forth in Section 5.9, this Section 8.2, Section 8.3 and Section 8.4 (in each case to the extent applicable) and Article 9 shall survive any termination; and
(ii)	in the event of the Effective Date occurring, the provisions and obligations set forth in Section5.8, Section 5.9 and Article 9 shall survive any termination.
(b)	For greater certainty and notwithstanding anything in this Agreement to the contrary (other than being subject to Section 8.4 in the event it is entitled to a payment under Section 8.3), nothing contained in this Section 8.2 shall relieve either Party from liability for (i) failure to consummate the Arrangement when required pursuant to this Agreement, or (ii) any breach of any provision of this Agreement. No termination of this Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreements or any other subsequent written agreement that addresses confidentiality between the Parties, except to the extent specified therein.

8.3	Termination Fees
(a)	Despite any other provision in this Agreement relating to the payment of fees and expenses, if a IPL Termination Fee Event occurs, IPL shall pay Pembina the IPL Termination Fee in accordance with Section 8.3(c), and if a Reverse Termination Fee Event occurs, then Pembina shall pay IPL the Reverse Termination Fee in accordance with Section 8.3(e).
(b)	For the purposes of this Agreement, "IPL Termination Fee" means $350 million, and "IPL Termination Fee Event" means the termination of this Agreement:
(i)	by Pembina, pursuant to Section 8.1(c)(ii) [Change in Recommendation];
(ii)	by IPL, pursuant to Section 8.1(d)(ii) [To enter into a Superior Proposal];
(iii)	by (A) either Pembina or IPL pursuant to Section 8.1(b)(i) [Failure of IPL Shareholders to Approve] or Section 8.1(b)(iii) [Outside Date], or (B) Pembina pursuant to Section 8.1(c)(i) [Breach of IPL Reps and Warranties/Covenants] as a result of the failure of IPL to satisfy the condition in 6.2(b) [IPL Covenants Condition], and within 12 months following the date of such termination an Acquisition Proposal is agreed to, entered into, consummated or effected, or the IPL Board recommends any Acquisition Proposal (in each case excluding the Existing Bid, but including, for clarity, any other Acquisition Proposal by or involving Brookfield or any Person or group of Persons acting jointly or in concert with Brookfield);
(iv)	by Pembina, pursuant to Section 8.1(c)(i) [Breach of IPL Reps and Warranties/Covenants], if such termination relates to:
(A)	a breach by IPL of Section 7.1; or
(B)	a breach by IPL of any of its covenants made under this Agreement, other than Section 7.1, which breach, individually or in the aggregate, causes or would reasonably be expected to: (1) cause a Material Adverse Change with respect to IPL; (2) result in the failure to satisfy the condition in Section 6.2(c); or (3) prevent or materially delay the consummation of the Arrangement or IPL from performing its material obligations under this Agreement in any material respect; or
(v)	by Pembina, pursuant to Section 8.1(c)(iii) [Completion of Acquisition Proposal] if: (A) the Acquisition Proposal that led to the right of Pembina to terminate pursuant to Section 8.1(c)(iii) was not completed pursuant to the Existing Bid; and (B) a IPL Termination Fee Event as outlined in Section 8.3(b)(iii) has not occurred.

For purposes of the foregoing, the term "Acquisition Proposal" shall have the meaning assigned to such term in paragraphs (a) to (d) of the definition of "Acquisition Proposal" set forth in Section 1.1, except that references to "20% or more of the voting securities of IPL" shall be deemed to be references to "50% or more", and "20% or more" in relation to IPL's revenues or earnings on a consolidated basis shall instead be construed to refer to "50% or more".

(c)	If a IPL Termination Fee is payable pursuant to Section 8.3(b)(i), Section 8.3(b)(iv) or Section 8.3(b)(v) the IPL Termination Fee shall be paid within three business days following such IPL Termination Fee Event. If a IPL Termination Fee is payable pursuant to Section 8.3(b)(ii), the IPL Termination Fee shall be paid prior to or concurrently with the occurrence of such IPL Termination Fee Event. If a IPL Termination Fee is payable pursuant to Section 8.3(b)(iii), the IPL Termination Fee shall be paid upon the occurrence of the event causing such IPL Termination Fee Event. referred to therein. Any IPL Termination Fee shall be paid by IPL to Pembina (or as Pembina may direct by notice in writing), by wire transfer in immediately available Canadian funds to an account designated by Pembina.
(d)	If this Agreement is terminated (i) by Pembina pursuant to Section 8.1(c)(i) [Breach of IPL Reps and Warranties/Covenants] because of the failure of the condition in Section 6.2(a) [IPL Reps and Warranties Condition], (ii) by Pembina or IPL pursuant to Section 8.1(b)(iii) [Outside Date] and at the time of such termination there exists a state of facts or circumstances that would cause the conditions set forth in Section 6.2(a) [IPL Reps and Warranties Condition] not to be satisfied, notwithstanding the availability of any cure period, or (iii) by Pembina, pursuant to Section 8.1(c)(iii) [Completion of Acquisition Proposal] if the Acquisition Proposal that led to the right of Pembina to terminate pursuant to Section 8.1(c)(iii) was completed pursuant to the Existing Bid, IPL shall pay to Pembina an amount equal to $25 million as reimbursement to Pembina for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if Pembina is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount will not be payable; provided, however, that no fees or amounts shall be payable by IPL under this Section 8.3(d) if IPL has paid the IPL Termination Fee.
(e)	For the purposes of this Agreement, "Reverse Termination Fee" means $350 million, and "Reverse Termination Fee Event" means the termination of this Agreement:
(i)	by either Party pursuant to Section 8.1(b)(iv) [Failure to Satisfy Mutual Condition to Close] if the termination results solely as a result of a failure to satisfy the condition in Section 6.1(h) [Illegality] only insofar as such Law is related to the Competition Act Approval; or
(ii)	by either Party pursuant to Section 8.1(b)(iii) [Occurrence of Outside Date] if, as of the time of termination, the only conditions set forth in Section 6.1 [Mutual Conditions], Section 6.2 [Pembina Conditions] and Section 6.3 [IPL Conditions] that have not been satisfied or waived by Pembina or IPL, as applicable, are: (1) the condition in Section 6.1(e) [Key Regulatory Approvals] related to the Competition Act Approval; (2) the condition in Section 6.1(h) [Illegality] only insofar as such Law is related to the Competition Act Approval; and (3) those conditions that by their terms are to be satisfied at the Effective Time and that are capable of being satisfied, provided that the Reverse Termination Fee will not be payable pursuant to this Section 8.3(e) if (A) the failure of such conditions to be satisfied has been caused by, or is a result of, the failure of IPL to perform any of its covenants or agreements under this Agreement, and (B) Pembina has complied, in all material respects, with its obligations in Section 5.4(d) in respect of obtaining the Competition Act Approval.

(f)	If a Reverse Termination Fee is payable pursuant to any provision of Section 8.3(e), the Reverse Termination Fee shall be paid within three business days following such Reverse Termination Fee Event. Any Reverse Termination Fee shall be paid by Pembina to IPL (or as IPL may direct by notice in writing), by wire transfer in immediately available Canadian funds to an account designated by IPL.

(g)	If this Agreement is terminated (i) by IPL pursuant to Section 8.1(d)(i) [Breach of Pembina Reps and Warranties/Covenants] because of the failure of the condition in Section 6.3(a) [Pembina Reps and Warranties Condition], or (ii) by Pembina or IPL pursuant to Section 8.1(b)(iii) [Outside Date] and at the time of such termination there exists a state of facts or circumstances that would cause the conditions set forth in Section 6.3(a) [Pembina Reps and Warranties Condition] not to be satisfied, notwithstanding the availability of any cure period, Pembina shall pay to IPL an amount equal to $25 million as reimbursement to IPL for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if IPL is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount will not be payable; provided, however, that no fees or amounts shall be payable by Pembina under this Section 8.3(g) if Pembina has paid the Reverse Termination Fee.
8.4	Liquidated Damages
(a)	The Parties acknowledge and agree that the agreements contained in Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement, and that the amounts set out in Section 8.3 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Pembina or IPL, as applicable, will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.
(b)	Each Party agrees that the payment of the IPL Termination Fee or the Reverse Termination Fee or amounts under Sections 8.3(d) or 8.3(g) in the manner provided in Section 8.3 is the sole monetary remedy of the Party receiving such payment in respect of the event giving rise to such payment; provided that this limitation shall not (a) apply in the event of fraud or willful or intentional breach of this Agreement by the Party making such payment, and (b) prior to any termination of this Agreement, preclude a Party from seeking injunctive relief to restrain any breach or threatened breach by the other Party of its covenants in this Agreement, or otherwise obtain specific performance of any of such covenants in accordance with Section 9.8.
8.5	Fees and Expenses

Each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement. Pembina and IPL shall share equally any filing fees and applicable Taxes payable for or in respect of any application, notification or other filing made in respect of any regulatory process in respect of the transactions contemplated by the Arrangement, including under the Competition Act and any other Key Regulatory Approvals.

Article 9
GENERAL PROVISIONS

9.1	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Pembina Shareholders' Meeting and the IPL Shareholders' Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, subject to the Interim Order, the Final Order and applicable Laws. IPL hereby agrees to cooperate with Pembina and its tax advisors to structure the Arrangement in a tax effective manner, and IPL hereby further agrees to amend the Plan of Arrangement in such manner as deemed necessary or desirable by Pembina and its tax advisors, acting reasonably, in order to have the Arrangement structured in a tax effective manner, provided that IPL shall not be obligated to consent or agree to any amendments that have the effect of reducing the consideration to be received under the Arrangement by the IPL Shareholders.

9.2	Waiver

Either Party may: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive compliance with any of the other Party's agreements or the fulfillment of any conditions to its own obligations contained herein; and (c) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and such waiver shall apply only to the specific matters identified in such instrument.

9.3	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by email, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other Party given in accordance with these provisions):

(a)	if to Pembina:

Pembina Pipeline Corporation
4000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1

	Attention:	Scott Burrows, Senior Vice President & Chief Financial Officer /
Janet Loduca, Senior Vice President, External Affairs & Chief Legal and Sustainability Officer
	Email:	[Redacted]

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP
3500, 855-2nd Street S.W.
Calgary, Alberta T2P 4J8

	Attention:	Chad Schneider / Jeff Bakker
	Email:	chad.schneider@blakes.com / jeff.bakker@blakes.com

(b)	if to IPL:

IPL
Suite 3200, 215-2nd Street S.W.
Calgary, Alberta, Canada T2P 1M4

Attention: Anita Dusevic Oliva, Senior Vice President, Corporate Services
Email: [Redacted]

with a copy (which shall not constitute notice) to:

Burnet, Duckworth & Palmer LLP
Suite 2400, 525 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1

Attention: Bill Maslechko / James Kidd
Email: wsm@bdplaw.com / jlk@bdplaw.com

9.4	Entire Agreement; Binding Effect

This Agreement: (a) together with the Confidentiality Agreements and any other subsequent written agreement that addresses confidentiality between the Parties, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof; and (b) shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

9.5	Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties without the prior written consent of the other Party.

9.6	Time of Essence

Time shall be of the essence in this Agreement.

9.7	Further Assurances

Each Party shall, from time to time and at all times hereafter, at the request of the other Party, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.8	Specific Performance

Pembina and IPL agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement or the Confidentiality Agreements or any other subsequent written agreement that addresses confidentiality between the Parties were not performed by the other Party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or the Confidentiality Agreements or any other subsequent written agreement that addresses confidentiality between the Parties or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.9	Third Party Beneficiaries

The provisions of Sections 5.3(b), 5.3(c) and 5.8: (a) are intended for the irrevocable benefit of the Persons referenced therein, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and Pembina shall hold the rights and benefits of Section 5.8 in trust for and on behalf of the Third Party Beneficiaries and Pembina hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (b) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Except as provided in this Section 9.9, this Agreement shall not: (a) confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns; (b) constitute or create an employment agreement with any employee, create any right to employment or continued employment or service, or to a particular term or condition of employment; or (c) be construed to establish, amend, or modify any IPL Employee Plan or any other benefit or compensation plan, program, agreement or arrangement.

9.10	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Laws of Canada applicable therein, and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

9.11	No Liability

No director or officer of Pembina shall have any personal liability whatsoever to IPL under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Pembina. No director or officer of IPL shall have any personal liability whatsoever to Pembina under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of IPL.

9.12	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and
(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.13	Counterparts

This Agreement may be executed by electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[The remainder of this page is left blank intentionally]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PEMBINA PIPELINE CORPORATION

By:	“J. Scott Burrows”
Name:	J. Scott Burrows
Title:	Senior Vice President & Chief Financial Officer

By:	“Janet Loduca”
Name:	Janet Loduca
Title:	Senior Vice President, External Affairs & Chief Legal and Sustainability Officer

INTER PIPELINE LTD.

By:	“Anita Dusevic Oliva”
Name:	Anita Dusevic Oliva
Title:	Senior Vice President, Corporate Services

By:	“Christian Bayle”
Name:	Christian Bayle
Title:	President & Chief Executive Officer

[Signature Page – Arrangement Agreement]

SCHEDULE A

PLAN OF ARRANGEMENT
respecting
INTER PIPELINE LTD.
made pursuant to
Section 193 of the Business Corporations Act (Alberta)

1.1	In this Plan of Arrangement, the following terms have the following meanings:
(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;
(b)	"AmalCo" means the corporation resulting from the Amalgamation;
(c)	"Amalgamation" means the amalgamation of SubCo and IPL to be effected pursuant to Section 3.1(d);
(d)	"Arrangement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA on the terms and subject to the conditions set forth in this Plan of Arrangement as supplemented, modified or amended in accordance with this Plan, and not to any particular article, section or other portion hereof;
(e)	"Arrangement Agreement" means the agreement dated May 31, 2021, between Pembina and IPL with respect to the Arrangement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;
(f)	"Arrangement Resolution" means the special resolution of the IPL Shareholders in respect of the Arrangement to be considered at the IPL Shareholders' Meeting, substantially in the form attached as Schedule B to the Arrangement Agreement;
(g)	"Articles of Arrangement" means the articles of arrangement of IPL in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar for filing after the Final Order has been granted, giving effect to the Arrangement;
(h)	"Business Day" means a day other than a Saturday, Sunday or statutory holiday or other day when banks in the City of Calgary, Alberta are not generally open for business;
(i)	"Certificate" means the certificate or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or 193(12) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement;
(j)	"Court" means the Court of Queen's Bench of Alberta;
(k)	"Depositary" means Computershare Trust Company of Canada, a trust company licensed to carry on business in the Province of Alberta at its principal office in Calgary, Alberta, or such other person that may be appointed by Pembina and IPL for the purpose of receiving deposits of certificates formerly representing IPL Common Shares;
(l)	"Dissent Rights" means the right of dissent in respect of the Arrangement provided for in Article 4;
(m)	"Dissenting IPL Shareholders" means registered IPL Shareholders who validly exercise the Dissent Rights, which exercise of Dissent Rights has not been withdrawn, or is not deemed to have been withdrawn, before the Effective Time;

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(n)	"Effective Date" means the date the Arrangement becomes effective under the ABCA;
(o)	"Effective Time" means 12:01 a.m. on the Effective Date;
(p)	"Encumbrance" includes any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;
(q)	"Final Order" means the final order of the Court acceptable to IPL and Pembina, each acting reasonably, approving the Arrangement pursuant to subsection 193(9)(a) of the ABCA, as such order may be amended (provided that any such amendment is acceptable to both IPL and Pembina, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;
(r)	"Interim Order" means an interim order of the Court acceptable to IPL and Pembina, each acting reasonably, concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the IPL Shareholders’ Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction with the approval of IPL and Pembina, each acting reasonably;
(s)	"IPL" means Inter Pipeline Ltd., a corporation incorporated under the ABCA;
(t)	"IPL Common Share Consideration" means 0.5 of a Pembina Common Share for each IPL Common Share;
(u)	"IPL Common Shares" means the common shares in the capital of IPL;
(v)	"IPL Proxy Circular" means the notice of the IPL Shareholders’ Meeting to be sent to IPL Shareholders and the joint proxy circular of IPL and Pembina to be prepared in connection with the IPL Shareholders’ Meeting, together with any amendments thereto or supplements thereof made in accordance with the Arrangement Agreement, and any other information circular or proxy statement which may be prepared in connection with the IPL Shareholders’ Meeting;
(w)	"IPL Rights Plans" means, collectively, (i) the shareholder protection rights plan agreement dated May 8, 2017, amending and restating the shareholder protection rights plan agreement dated as of March 24, 2014, between IPL and Computershare Trust Company of Canada, as rights agent, and (ii) the shareholder protection rights plan agreement made as of March 31, 2021 between IPL and Computershare Trust Company of Canada, as rights agent;
(x)	"IPL Shareholders' Meeting" means such meeting or meetings of the IPL Shareholders, including any adjournment thereof in accordance with the Arrangement Agreement, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement;
(y)	"IPL Shareholders" means the holders of IPL Common Shares;
(z)	"IPL SRPs" means the rights issued pursuant to the IPL Rights Plans;
(aa)	"Letter of Transmittal" means the letter of transmittal sent to registered IPL Shareholders pursuant to which registered IPL Shareholders are required to deliver certificates representing the IPL Common Shares to the Depositary in order to receive the IPL Common Share Consideration on the Arrangement becoming effective;

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(bb)	"Pembina" means Pembina Pipeline Corporation, a corporation existing under the ABCA;
(cc)	"Pembina Common Shares" means the common shares in the capital of Pembina;
(dd)	"Person" includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government;
(ee)	"Plan" or "Plan of Arrangement" means this plan of arrangement as amended or supplemented from time to time in accordance with the terms hereof, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this plan of arrangement and not to any particular provision of this plan of arrangement;
(ff)	"Registrar" means the Registrar of Corporations duly appointed pursuant to section 263 of the ABCA;
(gg)	"SubCo" means [•], a [direct] wholly-owned subsidiary of Pembina and a corporation existing under the ABCA; and
(hh)	"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.
1.2	The division of this Plan of Arrangement into articles, sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.
1.3	Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.
1.4	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities. The words "include", "includes" and "including" shall be deemed to be followed by the words "without limitation" whether or not they are in fact followed by those words or words of like import.
1.5	Unless otherwise specified, all references to "dollars" or "$" shall mean Canadian dollars.
1.6	In the event that the date on which any action is required to be taken hereunder by any person is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.
1.7	Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time in Calgary, Alberta unless otherwise stipulated herein or therein.
1.8	Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.
1.9	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

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Article 2
ARRANGEMENT AGREEMENT

2.1	This Plan of Arrangement is made pursuant and subject to the provisions of and forms part of the Arrangement Agreement.
2.2	This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on all registered and beneficial IPL Shareholders (including Dissenting IPL Shareholders); (b) IPL; (c) Pembina; (d) SubCo; (e) AmalCo and (f) all other Persons.
2.3	The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 have become effective in the sequence set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

Article 3
ARRANGEMENT

3.1	Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

IPL Rights Plans

(a)	the IPL Rights Plans shall terminate and cease to have any further force or effect and the IPL SRP Rights shall be cancelled without any payment in respect thereof;

Dissenting IPL Shareholders

(b)	subject to Article 4, the IPL Common Shares held by Dissenting IPL Shareholders shall be deemed to have been transferred to IPL (free and clear of all any Encumbrances) and cancelled, and such Dissenting IPL Shareholders shall cease to have any rights as IPL Shareholders, other than the right to be paid the fair value of their IPL Common Shares in accordance with Article 4, and the names of such holders shall be removed from the register of IPL Shareholders;

Acquisition of IPL Common Shares by Pembina

(c)	each issued and outstanding IPL Common Share (other than those held by Dissenting IPL Shareholders) shall be transferred by the holder thereof without any further action on its part (free and clear of any Encumbrances) to Pembina in exchange for the IPL Common Share Consideration, and Pembina shall be deemed to be the legal and beneficial owner of such transferred IPL Common Shares (free and clear of Encumbrances), and upon such exchange:
(i)	the holders of such IPL Common Shares shall cease to be the holders of IPL Common Shares and the names of such holders shall be removed from the register of IPL Shareholders and added to the register of holders of Pembina Common Shares;
(ii)	Pembina shall become the holder of the IPL Common Shares so exchanged and shall be added to the register of IPL Shareholders as the registered holder of such shares; and

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Amalgamation

(d)	IPL and SubCo shall be amalgamated and continued as one corporation under the ABCA in accordance with this Plan, including the following:
(i)	Name. The name of AmalCo shall be Inter Pipeline Ltd.;
(ii)	Share Provisions. The share provisions and authorized share capital of AmalCo shall be the same as the share provisions and authorized share capital of IPL;
(iii)	Directors and Officers.
(A)	Initial Directors. The directors of AmalCo shall be the same as the directors of SubCo; and
(B)	Initial Officers. The officers of AmalCo shall be the same as the officers of SubCo;
(iv)	Business and Powers. There shall be no restrictions on the business that AmalCo may carry on or on the powers it may exercise;
(v)	Other Provisions. The other provisions forming part of the Articles of AmalCo shall be the same as the respective provision of the articles of IPL as such existed immediately prior to the amalgamation;
(vi)	By-laws. The by-laws of AmalCo shall be the by-laws of IPL;
(vii)	Registered Office. The registered office of AmalCo shall be the registered office of Pembina;
(viii)	Effect of Amalgamation. The following shall be the effect of the Amalgamation:
(A)	all of the property of each of IPL and SubCo shall continue to be the property of AmalCo;
(B)	AmalCo shall continue to be liable for the obligations of each of IPL and SubCo;
(C)	any existing cause of action, claim or liability to prosecution of IPL or SubCo shall be unaffected;
(D)	any civil, criminal or administrative action or proceeding pending by or against either of IPL or SubCo may be continued to be prosecuted by or against AmalCo; and
(E)	a conviction against, or ruling, order or judgment in favour of or against, either of IPL or SubCo may be enforced by or against AmalCo;
(ix)	Articles. The articles of amalgamation of AmalCo filed shall be deemed to be the articles of incorporation of AmalCo, and the certificate of amalgamation of AmalCo shall be deemed to be the certificate of incorporation of AmalCo;
(x)	Cancellation of Shares. On the amalgamation each issued and outstanding share in the capital of SubCo shall be cancelled, and each issued and outstanding share of IPL, of any class or series, shall remain unaffected and issued and outstanding; and

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(xi)	Stated Capital. The aggregate stated capital of AmalCo will be an amount equal to the aggregate of the paid-up capital for the purposes of the Tax Act of (A) the IPL Common Shares outstanding immediately before the Amalgamation and (B) the shares of SubCo outstanding immediately before the Amalgamation.
3.2	IPL, Pembina, AmalCo and the Depositary shall be entitled to deduct and withhold from any consideration or amount otherwise payable to any Person, including any IPL Shareholder and, for greater certainty, from any amount payable to a IPL Shareholder who has validly exercised, and not withdrawn, Dissent Rights, as the case may be, such amounts as IPL, Pembina, AmalCo or the Depositary, as the case may be, may determine is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to such Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. IPL, Pembina, Amalco or the Depositary is hereby authorized to sell or otherwise dispose of any share consideration as is necessary to provide sufficient funds to IPL, Pembina, Amalco or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of IPL, Pembina, AmalCo or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and IPL, Pembina, Amalco or the Depositary, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

Article 4
Dissenting IPL ShareholderS

4.1	Each registered holder of IPL Common Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order and this Article 4. Notwithstanding subsection 191(5) of the ABCA, the written objection to the Arrangement referred to in subsection 191(5) of the ABCA must be received by IPL from the Dissenting IPL Shareholder not later than 4:00 p.m. on the date that is five Business Days prior to the date of the IPL Shareholders’ Meeting, all in accordance with the Interim Order.
4.2	A Dissenting IPL Shareholder shall, at the Effective Time, cease to have any rights as a holder of IPL Common Shares (other than as set forth herein), and shall only be entitled to be paid by IPL the fair value of the holder's IPL Common Shares. A Dissenting IPL Shareholder who is entitled to be paid by IPL the fair value of the holder's IPL Common Shares shall, pursuant to Section 3.1(b), be deemed to have transferred the holder's IPL Common Shares, (free and clear of any Encumbrances) to IPL for cancellation without any further act or formality notwithstanding the provisions of section 191 of the ABCA.
4.3	A Dissenting IPL Shareholder who for any reason is not ultimately entitled to be paid the fair value of the holder's IPL Common Share, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of IPL Common Shares notwithstanding the provisions of section 191 of the ABCA.
4.4	The fair value of the IPL Common Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the IPL Shareholders.
4.5	In no event shall IPL, AmalCo or Pembina be required to recognize any Dissenting IPL Shareholder as a IPL Shareholder after the Effective Time, and the names of such holders shall be removed from the register of IPL Shareholders as at the Effective Time.
4.6	For greater certainty, in addition to any other restrictions in section 191 of the ABCA, any person who has voted in favour of the Arrangement Resolution shall not be entitled to dissent with respect to such person's IPL Common Shares for the Arrangement. In addition, a Dissenting IPL Shareholder may only exercise Dissent Rights in respect of all, and not less than all, of its IPL Common Shares.

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Article 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SHARES

5.1	Forthwith following the Effective Time, Pembina and AmalCo shall, subject to Section 5.2, cause to be issued to the IPL Shareholders, the number of Pembina Common Shares issuable in respect of the IPL Common Shares required by Section 3.1(c).
5.2	Upon surrender to the Depositary for cancellation of a certificate or certificates (as applicable) which, immediately prior to the Effective Time, represented outstanding IPL Common Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, each IPL Shareholder represented by such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the consideration which such holder has the right to receive under this Plan of Arrangement for such IPL Common Shares, less any amounts withheld pursuant to Section 3.2, and any certificate(s) so surrendered shall forthwith be cancelled.
5.3	Until deposited with the Depositary (in the case of IPL Common Shares), as contemplated by Section 5.2, each certificate that immediately prior to the Effective Time represented IPL Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such deposit the consideration and other property to which the holders of such IPL Common Shares are entitled under the Arrangement, or as to those held by Dissenting IPL Shareholders, other than those Dissenting IPL Shareholders deemed to have participated in the Arrangement pursuant to Section 4.3, to receive the fair value of the IPL Common Shares represented by such certificates. Any such certificate formerly representing IPL Common Shares not duly surrendered on or before the last Business Day prior to the third anniversary of the Effective Date shall cease to represent a claim by or interest of any former IPL Shareholder of any kind or nature against IPL, AmalCo or Pembina. On such date, all consideration and other property to which such former holder was entitled shall be deemed to have been surrendered to IPL, AmalCo or Pembina, as applicable.
5.4	No IPL Shareholder shall be entitled to receive any consideration with respect to such IPL Common Shares other than the consideration and other property to which such holder is entitled to receive under the Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividend, premium or other payment in connection therewith.
5.5	If any certificate which immediately prior to the Effective Time represented an interest in outstanding IPL Common Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration and other property to which the holder is entitled pursuant to the Arrangement as determined in accordance with the Arrangement. The person who is entitled to receive such consideration and other property shall, as a condition precedent to the receipt thereof, give a bond satisfactory to Pembina and its transfer agent in such form as is satisfactory to Pembina and such transfer agent, or otherwise indemnify IPL, AmalCo, Pembina and the transfer agent, to the reasonable satisfaction of such persons, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.
5.6	No certificates representing fractional Pembina Common Shares shall be issued under the Arrangement. In lieu of any fractional Pembina Common Shares, each registered IPL Shareholder otherwise entitled to a fractional interest in Pembina Common Shares will receive the nearest whole number of Pembina Common Shares. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Pembina Common Shares to be issued will be rounded up to the nearest whole number, and where such fractional interest is less than 0.5, the number of Pembina Common Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all IPL Common Shares registered in the name of or beneficially held by such holders thereof or their nominee shall be aggregated.

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Article 6
AMENDMENTS

6.1	IPL and Pembina may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (a) set out in writing; (b) approved by IPL and Pembina; (c) filed with the Court and, if made following the IPL Shareholders’ Meeting, approved by the Court; and (d) communicated to IPL Shareholders, if and as required by the Court.
6.2	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by IPL or Pembina at any time prior to or at the IPL Shareholders’ Meeting (provided that the other person shall have approved it, acting reasonably) with or without any other prior notice or communication, and if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement by the persons voting at the IPL Shareholders’ Meeting (other than as may be required under the Interim Order or other order of the Court), shall become part of this Plan of Arrangement for all purposes.
6.3	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the IPL Shareholders’ Meeting shall be effective only (a) if it is approved in writing by each of IPL and Pembina (each acting reasonably), and (b) if required by the Court or applicable law, it is approved by the IPL Shareholders.
6.4	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time provided that it is approved in writing by each of Pembina and AmalCo, if it concerns a matter which, in the reasonable opinion of each of Pembina and AmalCo, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and it is not adverse to the financial or economic interests of any former IPL Shareholder.
6.5	In addition, to the extent any of the provisions of this Plan of Arrangement is deemed to be inconsistent with applicable laws, this Plan of Arrangement shall be automatically adjusted to remove such inconsistency.

Article 7
FURTHER ASSURANCES

7.1	Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan without any further act or formality, each of IPL, AmalCo and Pembina shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required in order further to document or evidence any of the transactions or events set out herein.
7.2	From and after the Effective Time (a) this Plan shall take precedence and priority over any and all rights related to IPL Common Shares issued prior to the Effective Time; (b) the rights and obligations of the holders of IPL Common Shares and any respective trustee and transfer agent therefor, shall be solely as provided for in this Plan; and (c) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to IPL Common Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.
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SCHEDULE B

FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1)       The arrangement (the "Arrangement") under section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving Inter Pipeline Ltd. (the "Company"), as more particularly described and set forth in the joint management proxy circular of Pembina Pipeline Corporation ("Pembina") and the Company accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(2)       The plan of arrangement (the "Plan of Arrangement") involving the Company, the full text of which is set out as Schedule A to the Arrangement Agreement made as of May 31, 2021 between Pembina Pipeline Corporation and the Company (the "Arrangement Agreement"), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3)       The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

(4)       Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the IPL Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of the Company are hereby authorized and empowered, without further notice to or approval of the IPL Shareholders (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, to disregard the IPL Shareholders' approval and not proceed with the Arrangement.

(5)       Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

(6)       Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing.

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SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF PEMBINA

(a)	Organization and Qualification. Pembina is duly incorporated and validly existing under the Laws of its jurisdiction and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. Pembina is duly licensed, registered or qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so licensed, registered or qualified would not materially adversely affect Pembina and its Subsidiaries, taken as a whole.
(b)	Authority Relative to this Agreement. Pembina has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Pembina and the consummation by Pembina of the transactions contemplated by this Agreement have been duly authorized by the Pembina Board and no other corporate proceedings on the part of Pembina are necessary to authorize this Agreement or the consummation by Pembina of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Pembina and constitutes a valid and binding obligation of Pembina, enforceable by IPL against Pembina in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.
(c)	Reporting Issuer Status. Pembina is a reporting issuer (where such concept exists) in each of the provinces of Canada and is not in default (or the equivalent thereof) under, and is in material compliance with, all applicable Canadian Securities Laws in each of the provinces of Canada. Pembina is registered with the SEC under Section 12 of the U.S. Exchange Act, has filed all reports to be filed under the U.S. Exchange Act and is in material compliance with all applicable U.S. Securities Laws. The currently issued and outstanding Pembina Common Shares are listed and posted for trading on the Exchanges and the currently issued and outstanding Pembina Class A Preferred Shares are listed and posted for trading on the TSX, and Pembina is in material compliance with the rules of the Exchanges.
(d)	Auditors. Pembina’s auditors are independent public accountants as required by applicable Laws and there is not now, and since January 1, 2018 there has not been, any reportable event (as defined in National Instrument 51-102 - Continuous Disclosure Obligations).
(e)	Shareholder and Similar Agreements. Except for the Pembina Shareholder Rights Plan and as disclosed in the Pembina Disclosure Letter, Pembina and its Subsidiaries are not party to any shareholder, pooling, voting trust or other similar agreement or arrangement relating to the issued and outstanding shares or other equity or voting securities in the capital of Pembina and its Subsidiaries. Prior to the Effective Time, Pembina will not implement any additional shareholder rights plan that will trigger any rights to acquire securities of Pembina or apply to the Arrangement.
(f)	Absence of Undisclosed Liabilities. Neither Pembina nor its Subsidiaries have any material liabilities or obligations of any nature (matured or unmatured, fixed or contingent) except for:
(i)	those that are disclosed in the Pembina Disclosure Letter;
(ii)	those that are reflected in the Pembina Financial Statements;
(iii)	those incurred in the ordinary course of business consistent with past practice and not required to be set forth in the Pembina Financial Statements;

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(iv)	those incurred: (i) in the ordinary course of business consistent with past practice since March 31, 2021; and (ii) would not, individually or in the aggregate with all other liabilities and obligations of Pembina and its Subsidiaries (other than those disclosed in the Pembina Financial Statements), reasonably be expected to materially adversely affect Pembina and its Subsidiaries, taken as a whole; or
(v)	those incurred in connection with the execution of this Agreement.

Without limiting the foregoing, the Pembina Financial Statements reflect reasonable reserves in accordance with IFRS for contingent liabilities relating to pending litigation and other contingent obligations of Pembina and its Subsidiaries.

(g)	Corrupt Practices Legislation.
(i)	Neither Pembina nor, to the knowledge of Pembina, its Subsidiaries, or any of their respective Representatives or other Persons acting on behalf of Pembina or its Subsidiaries has, directly or indirectly: (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Entity of any jurisdiction or any official of any public international organization; or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder, or any applicable Laws of similar effect.
(ii)	During the periods of the Pembina Financial Statements (as herein defined), the operations of Pembina and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the "Money Laundering Laws"). To the knowledge of Pembina, no action, suit or proceeding by or before any court or Governmental Entity or body or any arbitrator involving Pembina or any of its Subsidiaries with respect to the Money Laundering Laws is pending or threatened.
(iii)	Neither Pembina nor any of its Subsidiaries nor, to the knowledge of Pembina, any of their respective Representatives or other Persons acting on behalf of Pembina or its Subsidiaries, has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC") imposed upon such Person; and neither Pembina nor any of its Subsidiaries is in violation of any of the economic sanctions of the United States administered by OFAC or any Law or executive order relating thereto.
(h)	No Conflict; Required Filings and Consents.
(i)	Neither Pembina nor any of its Subsidiaries is in violation of its constating documents or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Pembina or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Pembina or any of its Subsidiaries is bound, except for such defaults which would not material adversely affect Pembina and its Subsidiaries, taken as a whole.

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(ii)	Neither the execution and delivery of this Agreement by Pembina nor the consummation of the Arrangement contemplated hereby nor compliance by Pembina with any of the provisions hereof will:
(A)	violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Pembina or any of its Subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) their respective charter, by-laws or other constating documents (including any applicable partnership, shareholder or operating agreements), or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Pembina or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Pembina or any of its Subsidiaries is bound; or
(B)	subject to compliance with the statutes and regulations referred to below, violate any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Pembina or any of its Subsidiaries or any of their respective properties or assets; or
(C)	cause the suspension or revocation of any authorization, consent, approval or license currently in effect,

except, in the case of each of clauses (A)(2), (B) or (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not materially adversely affect Pembina and its Subsidiaries, taken as a whole.

(iii)	Other than in connection with or in compliance with the provisions of applicable Canadian Securities Laws, U.S. Securities Laws, the rules and policies of the TSX and NYSE, the ABCA, Pembina Shareholder approval of the Pembina Resolution, the Regulatory Approvals, the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, (A) there is no legal impediment to Pembina's consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Pembina in connection with the consummation of the Arrangement, except for such filings or registration which, if not made, or for such authorizations, consents or approvals which, if not received, would not materially adversely affect Pembina and its Subsidiaries, taken as a whole.
(i)	Subsidiaries.
(i)	Other than those listed in the Pembina Disclosure Letter, Pembina has no Subsidiaries, nor does it hold, directly or indirectly, any interests in any Person or is not, directly or indirectly, a partner of any partnerships, limited partnerships or joint ventures. Each Subsidiary is duly organized and is validly existing under the Laws of its jurisdiction of incorporation, organization or formation, has full corporate or partnership power and authority, as the case may be, to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not materially adversely affect Pembina and its Subsidiaries, taken as a whole.

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(ii)	None of Pembina’s Subsidiaries are currently prohibited, directly or indirectly, from paying any dividends to Pembina or any of its Subsidiaries, from making any other distribution on such Subsidiary's securities or other ownership interests, or from repaying to Pembina or any of its Subsidiaries any loans or advances to such Subsidiary from Pembina or any of its Subsidiaries.
(j)	Ownership of Subsidiaries. Other than as disclosed in the Pembina Disclosure Letter, Pembina is the beneficial direct or indirect owner of all of the outstanding shares and partnership interests and other ownership interests of Pembina's Subsidiaries with good title thereto free and clear of any and all Encumbrances (other than Permitted Encumbrances). No Person has any agreement, warrant, commitment, option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from Pembina, directly or indirectly, of any securities of any of the Subsidiaries and none of the outstanding securities of the Subsidiaries were issued in violation of or subject to the pre-emptive or similar rights of any Person. All outstanding securities or other ownership interests of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive right.
(k)	Compliance with Laws.
(i)	The operations of Pembina and its Subsidiaries have complied with and are not in violation of any applicable Laws in any material respect, and none of Pembina nor its Subsidiaries has received any notice of any alleged material violation of any such Laws.
(ii)	None of Pembina nor its Subsidiaries is in conflict with, or in default under or in violation of: (A) its articles or by-laws or equivalent organizational documents; or (B) any Law to which it or by which any of its properties or assets is bound or affected, in any material respect.
(l)	Capitalization. Pembina has authorized share capital consisting of an unlimited number of Pembina Common Shares, an unlimited number of Pembina Class A Preferred Shares issuable in series and limited in number to not more than 50% of the number of issued and outstanding Pembina Common Shares at the time of issuance of any such Pembina Class A Preferred Shares and an unlimited number of Pembina Class B Preferred Shares. As of the date hereof there are issued and outstanding no more than 550,100,000 Pembina Common Shares and no more than 115,600,000 Pembina Class A Preferred Shares (Series 1 to 22 and Series 2021-A), each on the terms as publicly disclosed by Pembina and there are no other shares of any class or series outstanding. As of the date hereof there are no more than 24,000,000 Pembina Common Shares issuable upon the exercise of outstanding Pembina Options. Other than (i) Pembina Class A Preferred Shares issuable on conversion of other Pembina Class A Preferred Shares on the terms as publicly disclosed by Pembina, (ii) Pembina Common Shares issuable upon exercise of the Pembina Options, and (iii) Pembina Common Shares issuable pursuant to rights issued under the Pembina Shareholder Rights Plan, each on the terms as publicly disclosed by Pembina, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Pembina of any shares of Pembina or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Pembina. All outstanding Pembina Common Shares and Pembina Class A Preferred Shares have, as applicable, been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Pembina Common Shares issuable upon the exercise of the Pembina Options, and all Pembina Class A Preferred Shares issuable upon conversion of any Pembina Class A Preferred Shares, in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.
(m)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Pembina Common Shares, any Pembina Class A Preferred Shares or any other securities of Pembina has been issued by any Governmental Entity and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Pembina, are contemplated or threatened under any applicable Laws or by any other Governmental Entity.

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(n)	Reports. Pembina has filed with Securities Regulators a true and complete copy of all financial statements, annual information forms, information circulars, material change reports, news releases, and other material forms, reports, schedules, statements, certifications and other documents required to be filed by it or its Subsidiaries under applicable Laws (collectively, the "Pembina Disclosure Documents"). The Pembina Disclosure Documents filed since December 31, 2019, as of their respective dates or if amended, as of the date of such amendment, did not contain any Misrepresentation and complied in all material respects with all applicable Laws. Pembina has not filed any material change reports which continue to be confidential.
(o)	Financial Statements and Internal Controls.
(i)	Pembina's audited consolidated financial statements as at and for the fiscal years ended December 31, 2019 and 2020, together with the notes thereto and the auditors' report thereon, and the unaudited condensed interim consolidated financial statements of Pembina as at and for the three month periods ended March 31, 2021 and 2020, together with the notes thereto (collectively with any such additional financial statements filed prior to the Effective Date, the "Pembina Financial Statements") have been prepared in accordance with IFRS (except in the case of the unaudited condensed interim consolidated financial statements, to the extent they may not include footnotes or may be condensed or summary statements) applied on a basis consistent with prior periods (except as stated therein) and all applicable Laws and present fairly: (A) the financial position, changes in shareholders' equity, results of operations and cash flows of Pembina as at the dates of and for the periods referred to in such statements, and (B) the financial position of Pembina as at the date referred to in the balance sheet of Pembina, subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments and to disclosures that would be made in the notes thereto if they were audited financial statements.
(ii)	Pembina has designed, as required under applicable Canadian Securities Laws: (A) disclosure controls and procedures to provide reasonable assurance that material information relating to Pembina and its Subsidiaries is made known to the Chief Executive Officer and the Chief Financial Officer of Pembina by others, particularly during the periods in which filings are being prepared; and (B) internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
(p)	Absence of Certain Changes. Since December 31, 2020: (A) except as disclosed in the Pembina Disclosure Documents, Pembina and its Subsidiaries have conducted their businesses only in the ordinary and normal course; (B) except as disclosed in the Pembina Disclosure Documents, no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Pembina and its Subsidiaries, taken as a whole, has been incurred other than in the ordinary course of business, and (C) there has not been any Material Adverse Change in respect of Pembina.
(q)	Litigation. Except as disclosed in the Pembina Disclosure Letter: (A) there is no material litigation or governmental or other proceeding or investigation before any Governmental Entity, in progress, pending or, to Pembina's knowledge, threatened (and Pembina does not know of any basis therefor) against, or involving, Pembina or any of its Subsidiaries; and (B) there are no material matters under discussion with any Governmental Entity relating to material Taxes, governmental charges, orders or assessments asserted by any such authority involving Pembina or any of its Subsidiaries. Neither Pembina nor its Subsidiaries is subject to any outstanding order, writ, injunction or decree that has or would materially adversely affect Pembina and its Subsidiaries, taken as a whole, or would significantly impede the ability of Pembina to consummate the Arrangement.

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(r)	Taxes.
(i)	Except as disclosed in the Pembina Disclosure Letter, all Tax Returns required to be filed by or on behalf of Pembina or any of its Subsidiaries have been duly filed on a timely basis and such Tax Returns are true, complete and correct. Except as disclosed in the Pembina Disclosure Letter, all Taxes shown to be payable on such Tax Returns or on subsequent assessments or reassessments with respect thereto have been paid in full on a timely basis other than Taxes being contested in good faith and for which adequate reserves in accordance with IFRS have been established, and no other Taxes are payable by Pembina or any of its Subsidiaries with respect to items or periods covered by such Tax Returns.
(ii)	Pembina and its Subsidiaries have duly and timely paid all Taxes, including all installments on account of Taxes for the current year, that are due and payable by them whether or not assessed by the appropriate Governmental Entity.
(s)	Tax Reserves. Pembina has paid or provided adequate accruals in the Pembina Financial Statements for Taxes, including income taxes and related future income taxes, in conformity with IFRS.
(t)	Tax Deficiencies. No deficiencies exist or have been asserted with respect to Taxes of Pembina or any of its Subsidiaries that would materially adversely affect Pembina and its Subsidiaries, taken as a whole.
(u)	Books and Records. The financial books, records and accounts of Pembina and its Subsidiaries: (i) have been maintained in all material respects in compliance with applicable Laws, and (ii) accurately and fairly reflect the material transactions of Pembina and its Subsidiaries. The minute books of Pembina and its Subsidiaries are complete and accurate in all material respects.
(v)	Pre-Emptive Rights. There are no outstanding rights of first refusal, rights of first offer, pre-emptive rights of purchase, consents to transfer, recall rights or other pre-emptive rights or similar rights of purchase which entitle any Person to acquire any of the material rights, title, interests, property, licenses or assets of Pembina or its Subsidiaries that will be triggered or accelerated by the Arrangement.
(w)	Off-Balance Sheet Arrangements. Pembina does not have any off-balance sheet arrangements.
(x)	Insurance.
(i)	Policies of insurance are in force naming Pembina or its applicable Subsidiary as an insured that adequately cover all risks as are customarily covered by participants in the industry in which Pembina operates. All premiums payable prior to the date hereof under such policies of insurance have been paid.
(ii)	(A) Each of the insurance policies described in clause (i) is in full force and effect on the date hereof and Pembina will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date; (B) no written notice of cancellation or termination has been received by Pembina or any of its Subsidiaries with respect to any such policy; and (C) no such policy shall be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.
(y)	Environmental.
(i)	None of Pembina or any of its Subsidiaries is in violation of any Environmental Laws in any material respect.
(ii)	Each of Pembina and its Subsidiaries has all material permits, authorizations and approvals required under any applicable Environmental Laws to operate the business of Pembina and its Subsidiaries as presently conducted or for the ownership and use of the assets owned by Pembina and its Subsidiaries in compliance with all applicable Laws and are in material compliance with their requirements.

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(iii)	Except as disclosed in the Pembina Disclosure Letter, neither Pembina nor its Subsidiaries is aware of, or subject to, any material environmental investigation, remediation, reclamation or closure obligation, demand, notice or work order that presently exists with respect to any property, interests and rights of Pembina and the Subsidiaries.
(iv)	To Pembina’s knowledge, there are no pending administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Encumbrances, orders, directions, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against Pembina or any of its Subsidiaries, and Pembina has reasonably concluded that there are no facts or circumstances which would reasonably be expected to form the basis for any such administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Encumbrances, orders, directions, notices of non-compliance or violation, investigation or proceedings, in each case that would materially adversely affect Pembina and its Subsidiaries, taken as a whole.
(v)	There are no costs or liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) associated with the effect of Environmental Laws on various business, operations and properties of Pembina and its Subsidiaries that would be material to Pembina and its Subsidiaries, taken as a whole.
(z)	Fairness Opinion. The Pembina Board has received the verbal Pembina Fairness Opinion of Scotia Capital Inc. (and confirmation that it will deliver its written Pembina Fairness Opinion dated the date of its verbal opinion prior to the date of the Joint Proxy Circular) to the effect that, based on and subject to the various assumptions, qualifications and limitations set forth therein and as of the date of such opinion, that the consideration to be paid to the IPL Shareholders is fair, from a financial point of view, to Pembina, and such Pembina Fairness Opinion has not been withdrawn or modified as of the date hereof.
(aa)	Ownership of IPL Common Shares. Neither Pembina nor any of its Subsidiaries currently owns any IPL Common Shares.
(bb)	Investment Canada Act. Pembina is not a non-Canadian within the meaning of the Investment Canada Act.
(cc)	Foreign Private Issuer. As of the date hereof, Pembina is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.
(dd)	Investment Company. To the knowledge of Pembina, neither Pembina nor any of its Subsidiaries is registered or is required to be registered as an "investment company" within the meaning of the United States Investment Company Act of 1940, as amended.
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SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF IPL

(a)	Board Approval. As of the date hereof, the IPL Board, upon the unanimous recommendation of the IPL Independent Committee, has determined unanimously that the Arrangement is fair to the IPL Shareholders and is in the best interests of IPL and has resolved unanimously to recommend to the IPL Shareholders that they vote their IPL Common Shares in favour of the Arrangement Resolution. The IPL Board has unanimously approved the Arrangement and the execution and performance of this Agreement.
(b)	Organization and Qualification. IPL is duly incorporated and validly existing under the Laws of its jurisdiction and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. IPL is duly licensed, registered or qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so licensed, registered or qualified would not materially adversely affect IPL and its Subsidiaries, taken as a whole. Copies of the constating documents of IPL, together with all amendments to the date hereof, have been made available to Pembina and are accurate and complete in all material respects as of the date hereof and have not been amended or superseded.
(c)	Authority Relative to this Agreement. IPL has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by IPL and the consummation by IPL of the transactions contemplated by this Agreement have been duly authorized by the IPL Board and, subject to such approval of IPL Shareholders as is stipulated by the Court in the Interim Order, no other corporate proceedings on the part of IPL are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by IPL and constitutes a legal, valid and binding obligation of IPL, enforceable against IPL in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.
(d)	Auditors. IPL’s auditors are independent public accountants as required by applicable Laws and there is not now, and since January 1, 2018 there has not been, any reportable event (as defined in National Instrument 51-102 - Continuous Disclosure Obligations).
(e)	Brokers. Except for the fees to be paid to the IPL Financial Advisors pursuant to their engagement letters with IPL, IPL has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement. IPL has disclosed in the IPL Disclosure Letter all fees, commissions or other payments that may be payable to the IPL Financial Advisors in connection with this Agreement or any other transaction contemplated by this Agreement and made available to Pembina true and complete copies of such engagement letters.
(f)	Reporting Issuer Status. IPL is a reporting issuer (where such concept exists) in each of the provinces of Canada and is not in default (or the equivalent thereof) under, and is in material compliance with, all applicable Canadian Securities Laws in each of the provinces of Canada. The IPL Common Shares are listed and posted for trading on the TSX and IPL is in material compliance with the rules of the TSX.
(g)	Fairness Opinion. The IPL Board has received the oral IPL Fairness Opinion of each of the IPL Financial Advisors (and confirmation from each that it will deliver its written IPL Fairness Opinion dated the date of its oral opinion prior to the date of the Joint Proxy Circular) to the effect that, based on and subject to the various assumptions, qualifications and limitations set forth therein and as of the date of such opinion, the consideration to be received by the IPL Shareholders pursuant to this Agreement is fair, from a financial point of view, to the IPL Shareholders, and such IPL Fairness Opinions have not been withdrawn or modified as of the date hereof.

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(h)	Corrupt Practices Legislation.
(i)	Neither IPL nor, to the knowledge of IPL, its Subsidiaries, or any of their respective Representatives or other Persons acting on behalf of IPL or its Subsidiaries has, directly or indirectly: (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Entity of any jurisdiction or any official of any public international organization; or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder, or any applicable Laws of similar effect.
(ii)	During the periods of the IPL Financial Statements (as herein defined), the operations of IPL and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and Money Laundering Laws. To the knowledge of IPL, no action, suit or proceeding by or before any court or Governmental Entity or body or any arbitrator involving IPL or any of its Subsidiaries with respect to the Money Laundering Laws is pending or threatened.
(iii)	Neither IPL nor any of its Subsidiaries nor, to the knowledge of IPL, any of their respective Representatives or other Persons acting on behalf of IPL or its Subsidiaries, has had any sanctions administered by OFAC imposed upon such Person; and neither IPL nor any of its Subsidiaries is in violation of any of the economic sanctions of the United States administered by OFAC or any Law or executive order relating thereto.
(i)	Shareholder and Similar Agreements. Except as disclosed in the IPL Disclosure Letter and except for the IPL Shareholder Rights Plans, IPL and its Subsidiaries are not party to any shareholder, pooling, voting trust or other similar agreement or arrangement relating to the issued and outstanding shares or other equity or voting securities in the capital of IPL and its Subsidiaries. Prior to the Effective Time, IPL will not implement any additional shareholder rights plan that will trigger any rights to acquire securities of IPL or apply to the Arrangement.
(j)	No Conflict; Required Filings and Consents.
(i)	Neither IPL nor any of its Subsidiaries is in violation of its constating documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, Encumbrance, contract or other instrument or obligation to which IPL or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which IPL or any of its Subsidiaries is bound, except for such violation or default which would not materially adversely affect IPL and its Subsidiaries, taken as a whole.
(ii)	Except as disclosed in the IPL Disclosure Letter, neither the execution and delivery of this Agreement by IPL nor the consummation of the Arrangement contemplated hereby nor compliance by IPL with any of the provisions hereof will:
(A)	violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of IPL or any of its Subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) their respective constating documents (including any applicable partnership, shareholder or operating agreements), or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, Encumbrance, contract or other instrument or obligation to which IPL or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which IPL or any of its Subsidiaries is bound; or

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(B)	subject to compliance with the statutes and regulations referred to below, violate any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to IPL or any of its Subsidiaries or any of their respective properties or assets; or
(C)	cause the suspension or revocation of any authorization, consent, approval or license currently in effect,

except, in the case of each of clauses (A)(2), (B) or (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received would not materially adversely affect IPL and its Subsidiaries, taken as a whole.

(iii)	Other than in connection with or in compliance with the provisions of applicable Canadian Securities Laws, U.S. Securities Laws, the ABCA, IPL Shareholder approval of the Arrangement Resolution, the Regulatory Approvals, the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, (A) there is no legal impediment to IPL's consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of IPL in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not materially adversely affect IPL and its Subsidiaries, taken as a whole.
(k)	Subsidiaries.
(i)	Other than those listed in the IPL Disclosure Letter, IPL has no Subsidiaries, nor does it hold, directly or indirectly, any interests in any Person and is not, directly or indirectly, a partner of any partnerships, limited partnerships or joint ventures. Each Subsidiary is duly organized and is validly existing under the Laws of its jurisdiction of incorporation, organization or formation, has full corporate or partnership power and authority, as the case may be, to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not would not materially adversely affect IPL and its Subsidiaries, taken as a whole.
(ii)	None of IPL’s Subsidiaries are currently prohibited, directly or indirectly, from paying any dividends to IPL or any of its Subsidiaries, from making any other distribution on such Subsidiary's securities or other ownership interests, or from repaying to IPL or any of its Subsidiaries any loans or advances to such Subsidiary from IPL or any of its Subsidiaries. Except as disclosed in the IPL Disclosure Letter, copies of the constating documents of the Subsidiaries, together with all amendments to the date hereof, have been made available to Pembina and are accurate and complete in all material respects as of the date hereof and have not been amended or superseded.

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(l)	Ownership of Subsidiaries. IPL is the beneficial direct or indirect owner of all of the outstanding securities and other ownership interests of Subsidiaries with good title thereto free and clear of any and all Encumbrances. No Person has any agreement, warrant, commitment, option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from IPL, directly or indirectly, of any securities of any of the Subsidiaries and none of the outstanding securities of the Subsidiaries were issued in violation of or subject to the pre-emptive or similar rights of any Person. All outstanding securities or other ownership interests of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive right.
(m)	Compliance with Laws.
(i)	The operations of IPL and its Subsidiaries have complied with and are not in violation of any applicable Laws in any material respect, and none of IPL nor its Subsidiaries has received any notice of any alleged material violation of any such Laws.
(ii)	None of IPL nor its Subsidiaries is in conflict with, or in default under or in violation of: (A) its articles or by-laws or equivalent organizational documents; or (B) any Law to which it or by which any of its properties or assets is bound or affected, in any material respect.
(n)	Capitalization. The authorized, issued and outstanding capital and, except in the case of IPL, the ownership of such outstanding capital, of each of IPL and its Subsidiaries is set forth in the IPL Disclosure Letter. Except pursuant to the IPL Incentive Plans as disclosed in the IPL Disclosure Letter and the IPL Shareholder Rights Plans: (A) there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments or obligations of IPL or its Subsidiaries to issue or sell any shares or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of IPL or its Subsidiaries, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of IPL or Subsidiaries based upon the book value, income or any other attribute of IPL or any of its Subsidiaries; and (B) no Person is entitled to any pre-emptive or other similar right granted by IPL or the Subsidiaries. All outstanding IPL Common Shares, IPL MTNs and IPL Hybrid Notes have, as applicable, been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.
(o)	Equity Monetization Plans. The IPL Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding IPL RSUs and IPL PSUs and the number of IPL RSUs and IPL PSUs held by each holder and expiration dates, as applicable, of each grant to such holders. Other than the IPL Incentive Awards, there are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any IPL Employees or directors or consultants of IPL or any of its Subsidiaries and which are based upon the share price, revenue, value, income or any other attribute of IPL or its Subsidiaries and all such IPL Incentive Awards outstanding are subject only to the terms and conditions of the IPL Incentive Award Plans (true and complete copies of which have been made available to Pembina prior to the date hereof) and the applicable grant agreements pursuant to which such awards were granted (a true and complete copy of the form of which has been made available to Pembina prior to the date hereof and none of the grant agreements entered into in respect of outstanding IPL Incentive Awards contain any material departures from such form of agreement).
(p)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the IPL Common Shares or any other securities of IPL has been issued by any Governmental Entity and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of IPL, are contemplated or threatened under any applicable Laws or by any other Governmental Entity.
(q)	Reports. IPL has filed, or caused to be filed, with Securities Regulators, a true and complete copy of all financial statements, annual information forms, material change reports, information circulars, directors’ circulars, news releases, and other material forms, reports, schedules, statements, certifications and other documents required to be filed by it or its Subsidiaries under applicable Laws (collectively, the "IPL Disclosure Documents"). Since December 31, 2019, the IPL Disclosure Documents at the time filed: (A) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (B) complied in all material respects with the requirements of applicable Securities Laws. IPL has not filed any confidential material change report with any Governmental Entity which as of the date hereof remains confidential or any other confidential filings filed under applicable Securities Laws.

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(r)	Financial Statements and Internal Controls.
(i)	The audited consolidated financial statements of IPL as at and for the fiscal years ended December 31, 2020 and 2019, together with the notes thereto and the auditors' report thereon, and the unaudited condensed interim consolidated financial statements of IPL as at and for the three month periods ended March 31, 2021 and 2020, together with the notes thereto (collectively with any such additional financial statements filed prior to the Effective Date, the "IPL Financial Statements"), have been prepared in accordance with IFRS (except in the case of the unaudited condensed interim consolidated financial statements, to the extent they may not include footnotes or may be condensed or summary statements) applied on a basis consistent with prior periods (except as stated therein) and all applicable Laws and present fairly: (A) the financial position, changes in shareholders' equity, results of operations and cash flows of IPL as at the dates of and for the periods referred to in such statements, and (B) the financial position of IPL as at the date referred to in the balance sheet of IPL, subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments and to disclosures that would be made in the notes thereto if they were audited financial statements.
(ii)	IPL has designed, as required under applicable Canadian Securities Laws: (A) disclosure controls and procedures to provide reasonable assurance that material information relating to IPL and its Subsidiaries is made known to the Chief Executive Officer and the Chief Financial Officer of IPL by others, particularly during the periods in which filings are being prepared; and (B) internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
(s)	Absence of Undisclosed Liabilities. Except as disclosed in the IPL Disclosure Letter, neither IPL nor its Subsidiaries have any material liabilities or obligations of any nature (matured or unmatured, fixed or contingent) except for:
(i)	those that are reflected in the IPL Financial Statements;
(ii)	those incurred in the ordinary course of business consistent with past practice and not required to be set forth in the IPL Financial Statements;
(iii)	those incurred: (i) in the ordinary course of business consistent with past practice since March 31, 2021; and (ii) would not, individually or in the aggregate with all other liabilities and obligations of IPL and its Subsidiaries (other than those disclosed in the IPL Financial Statements), reasonably be expected to materially adversely affect IPL and its Subsidiaries, taken as a whole; or
(iv)	those incurred in connection with the execution of this Agreement.

Without limiting the foregoing, the IPL Financial Statements reflect reasonable reserves in accordance with IFRS for contingent liabilities relating to pending litigation and other contingent obligations of IPL and its Subsidiaries.

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(t)	Absence of Certain Changes. Since December 31, 2020: (A) except as disclosed in the IPL Disclosure Documents, IPL and its Subsidiaries have conducted their businesses only in the ordinary and normal course; (B) except as disclosed in the IPL Disclosure Documents, no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to IPL and its Subsidiaries, taken as a whole, has been incurred other than in the ordinary course of business, and (C) there has not been any Material Adverse Change in respect of IPL.
(u)	Employment Matters.
(i)	Except as disclosed in the IPL Disclosure Letter, neither IPL nor any Subsidiary of IPL is a party to, nor is engaged in any negotiations with respect to, any employment agreement with or any written or oral agreement or policy providing for severance, termination, or change of control payments, or cash or other compensation, benefits or acceleration of benefits to any IPL Employee or a director or consultant of IPL or any of its Subsidiaries upon the consummation of, or relating to the transactions contemplated by this Agreement, including a change of control of IPL or any of its Subsidiaries;
(ii)	Except as disclosed in the IPL Disclosure Letter, (A) neither IPL nor any of its Subsidiaries is a party to, nor is engaged in any negotiations with respect to, nor is bound by, any union recognition agreement, collective bargaining or other union or employee association agreement, or any legally binding commitment or written communication with any labour union, trade union or employee organization or group which may qualify as a trade union; (B) there are no actual or threatened applications for certification or bargaining rights with respect to any current or former IPL Employees; (C) no trade union, council of trade unions, labour union, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any IPL Employees by way of certification, interim certification, voluntary recognition, or succession rights; and (D) during the last five years, no Person has petitioned and no Person is now petitioning or, to the knowledge of IPL has threatened to petition, for union representation of any IPL Employees.
(iii)	To the knowledge of IPL, there is no labour strike, dispute, lock-out work slowdown or stoppage pending or involving or, to the knowledge of IPL, threatened against IPL or any of its Subsidiaries. No trade union has applied to have IPL or any of its Subsidiaries declared a related successor, or common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which IPL or any of its Subsidiaries carries on business.
(iv)	Except as disclosed in the IPL Disclosure Letter, neither IPL nor any of its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of IPL, threatened against IPL or any of its Subsidiaries.
(v)	Except as disclosed in the IPL Disclosure Letter, IPL is in material compliance with all terms and conditions of employment and all Laws respecting employment and labour, including human rights, privacy, employment standards, worker's compensation and occupational health and safety, and there are no outstanding actual or threatened claims, complaints, investigations or orders under any such Laws.
(vi)	All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, overtime pay and other employee remuneration and benefits or consultant payments in respect of any IPL Employees or directors or consultants (or former IPL Employees or directors or consultants) of IPL or any of its Subsidiaries which are attributable to the period before the Effective Date have been paid or are accurately reflected in the books and records of IPL or its Subsidiaries, as applicable.
(vii)	There are no outstanding assessments, penalties, fines liens, charges, surcharges, or other amounts due or owing by IPL or any of its Subsidiaries pursuant to any workers' compensation legislation and none of IPL or any of its Subsidiaries has been reassessed under such legislation in the past three years and, to the knowledge of IPL, no audit of any of IPL or any of its Subsidiaries is currently being performed pursuant to any applicable worker's compensation legislation.

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(viii)	Except as disclosed in the IPL Disclosure Letter, there are no outstanding inspection orders or charges pending under applicable occupational health and safety legislation ("OHSA"). IPL and each of its Subsidiaries have complied in all material respects with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding and there have been no fatal or critical accidents which have occurred in the course of the operation of the business of IPL or any of its Subsidiaries which might lead to charges under OHSA.
(ix)	Except as disclosed in the IPL Disclosure Letter, a correct and complete list of all IPL Employees, whether actively at work or not, showing without names or employee numbers their salaries, wage rates, commissions, bonus arrangements, positions, status as full-time or part-time employees, location of employment, cumulative length of recognized service with IPL or any Subsidiary of IPL, whether they are subject to a written employment agreement, was made available to Pembina prior to the date hereof.
(x)	There are no retirees or terminated IPL Employees or directors or consultants of IPL or any of its Subsidiaries to whom IPL or any of its Subsidiaries has any material benefits responsibility or other continuing or contingent material obligation.
(xi)	Except as disclosed in the IPL Disclosure Letter, no IPL Employees or directors or consultants of IPL or any of its Subsidiaries has any written agreement as to length of notice or severance payment required to terminate his or her employment or services (in the case of consultants, for a period of greater than 30 days).
(xii)	Except as disclosed in the IPL Disclosure Letter, to the knowledge of IPL, no IPL Employees or directors or consultants of IPL or any of its Subsidiaries is in violation of any non-competition, non-solicitation, non-disclosure or any similar agreement with any Person.
(xiii)	Except as disclosed in the IPL Disclosure Letter, IPL has made available to Pembina originals or copies of all agreements, policies or practices used by IPL or any of its Subsidiaries in connection with employment with IPL or any of its Subsidiaries, including any arrangement or practice of IPL regarding redundancy or severance payments, whether contractual, customary or discretionary.
(v)	Benefit Plans.
(i)	The IPL Disclosure Letter contains a true and complete list of all material health, medical, dental, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share-based compensation, disability, pension, retirement or supplemental retirement plan and each other compensation or benefit plan, agreement or arrangement whether written or unwritten, tax-qualified or non-qualified, funded or unfunded, for the benefit of IPL Employees or directors or consultants (or former IPL Employees or directors or consultants) of IPL or any of its Subsidiaries, which are maintained by, contributed to, or in respect of which IPL or any of its Subsidiaries has any actual or potential liability (the "IPL Employee Plans"). Current and complete copies of all material IPL Employee Plans have been made available to Pembina together with copies of all material documents relating to the IPL Employee Plans.
(ii)	Each IPL Employee Plan is, and has been, in all material respects, established, registered, amended, funded, operated, administered and invested in accordance with its terms and all Laws, and all employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each IPL Employee Plan, as of the date hereof, have been paid or remitted in a timely fashion in accordance with its terms and all Laws.

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(iii)	There has been no amendment to or change in employee participation or coverage under, any IPL Employee Plan which would materially increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.
(iv)	Each IPL Employee Plan that is required or intended to be qualified under applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval which could reasonably be expected to materially adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval.
(v)	To the knowledge of IPL, there are no pending or anticipated claims against or otherwise involving any of the IPL Employee Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of IPL Employee Plan activities) has been brought against or with respect to any IPL Employee Plan.
(vi)	Except as disclosed in the IPL Disclosure Letter, no IPL Employee Plan:
(A)	is a "registered pension plan" or a "salary deferral plan" as those terms are defined in subsection 248(1) of the Tax Act, or is subject to Title IV of the U.S. Employee Retirement Income Security Act of 1974, as amended;
(B)	provides for post employment or retiree health, life insurance and/or other welfare benefits, and neither IPL nor any Subsidiary have any obligation to provide any such benefits to any retired or former employees or active employees following such employees’ retirement or termination of service except as explicitly provided in any of IPL’s or any Subsidiary’s standard forms of employment contract entered into with such employees in the ordinary course of its business, true and complete copies of which such standard forms of employment contracts have been made available to Pembina; or
(C)	is a multiemployer benefit plan.
(vii)	All contributions, reserves or premium payments required to be made to the IPL Employee Plans have been made or accrued for in the books and records of IPL or its Subsidiaries, as applicable, in all material respects. Except as disclosed in the IPL Disclosure Letter, the present value of the accrued benefit liabilities (whether or not vested) attributable to IPL Employees or directors or consultants (or former IPL Employees or directors or consultants) of IPL or any of its Subsidiaries or for which IPL or any Subsidiary is or may be liable under each IPL Employee Plan that provides pension, retirement, early retirement, profit-sharing, deferred compensation or other similar benefits (each, a "Retirement Plan"), determined as of the end of the most recently ended fiscal year of IPL, on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Retirement Plan allocable to such benefit liabilities. The IPL Disclosure Letter identifies each Retirement Plan. All benefits (whether or not vested) earned by IPL Employees or directors or consultants (or former IPL Employees or directors or consultants) of IPL or any of its Subsidiaries that will be payable, or for which IPL or any Subsidiary is or may be liable, under each Retirement Plan are properly accrued and reflected in the IPL Financial Statements in accordance with IFRS.
(viii)	Except as disclosed in the IPL Disclosure Letter, no IPL Employee Plan exists that, as a result of the execution of this Agreement, or the consummation of the Arrangement (either alone or in combination with any other event) could result in: (A) any IPL Employees receiving termination or severance pay or any increase in termination or severance pay upon any termination of employment after the date hereof; (B) acceleration of the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable, or result in any other obligation pursuant to, any of the IPL Employee Plans; (C) result in any right, benefit or the payment of any amount that will not be deductible by reason of Section 280G of the U.S. Tax Code. No IPL Employee Plan provides for the gross-up or reimbursement of Taxes.

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(w)	Litigation. Except as disclosed in the IPL Disclosure Letter: (A) there is no material litigation or governmental or other proceeding or investigation before any Governmental Entity, in progress, pending or, to the knowledge of IPL, threatened (and IPL does not know of any basis therefor) against, or involving, IPL or any of its Subsidiaries; and (B) there are no material matters under discussion with any Governmental Entity relating to material Taxes, governmental charges, orders or assessments asserted by any such authority involving IPL or any of its Subsidiaries. Neither IPL nor its Subsidiaries is subject to any outstanding order, writ, injunction or decree that has or would materially adversely affect IPL and its Subsidiaries, taken as a whole, or would significantly impede the ability of IPL to consummate the Arrangement.
(x)	Tax Returns Filed and Taxes Paid. Except as disclosed in the IPL Disclosure Letter:
(i)	All Tax Returns required to be filed by or on behalf of IPL or any of its Subsidiaries have been duly filed on a timely basis and such Tax Returns are true, complete and correct. All Taxes shown to be payable on such Tax Returns or on subsequent assessments or reassessments with respect thereto have been paid in full on a timely basis other than Taxes being contested in good faith and for which adequate reserves in accordance with IFRS have been established, and no other Taxes are payable by IPL or any of its Subsidiaries with respect to items or periods covered by such Tax Returns;
(ii)	IPL and its Subsidiaries have duly and timely paid all Taxes, including all installments on account of Taxes for the current year, that are due and payable by them whether or not assessed by the appropriate Governmental Entity;
(iii)	IPL has made available to Pembina for review originals or true and complete copies of: (A) material portions of income tax audit reports, statements of deficiencies, closing or other agreements or correspondence concerning assessments, reassessments or audits pursuant to which a Governmental Entity has proposed amendments to previously filed Tax Returns received by or on behalf of IPL of any of its Subsidiaries relating to Taxes; (B) any material federal, provincial, state, local or foreign Tax Returns for IPL and its Subsidiaries for all Tax years beginning after January 1, 2016; and (C) all material written communications to or from any Governmental Entity relating to the Taxes of IPL and its Subsidiaries over such period have been made available to Pembina;
(iv)	(A) neither IPL nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of IPL, has such an event been asserted or threatened against IPL and its Subsidiaries, or any of them, or any of their respective assets; (B) no waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of IPL or any of its Subsidiaries and no request for any such waiver or extension is currently pending; (C) no audit by any Governmental Entity of IPL or any of its Subsidiaries is in process and to the knowledge of IPL, threatened; and (D) no written claim has been made to IPL or any of its Subsidiaries by any Governmental Entity in a jurisdiction where IPL and its Subsidiaries do not file Tax Returns that they are or may be subject to taxation by that jurisdiction;
(v)	IPL has furnished Pembina with originals or copies of all material elections, designations or similar filings relating to Taxes of IPL and its Subsidiaries and any agreement or other arrangement in respect of Taxes or Tax Returns of IPL and its Subsidiaries that has effect for any period ending after the Effective Date;

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(vi)	IPL has made available to Pembina originals or true and complete copies of all notices of assessments that have been received in respect of Taxes (including, without limiting the foregoing, income, sales (including goods and services, harmonized sales and provincial or territorial sales), excise, value-added tax, and capital tax liabilities) of IPL and its Subsidiaries for all taxation years or periods ending prior to and including the taxation year or period ended December 31, 2021;
(vii)	each of IPL and its Subsidiaries has duly and timely withheld all material amounts in respect of Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any employee, officer or director and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it. Each of IPL and its Subsidiaries has complied in all material respects with all Tax information reporting provisions of all applicable Laws;
(viii)	each of IPL and its Subsidiaries has duly and timely collected or self-assessed all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and have duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;
(ix)	none of sections 17 or 78 or 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the Tax legislation of any province or any other jurisdiction, have applied or will apply to any of IPL or its Subsidiaries at any time up to and including the Effective Time;
(x)	IPL and each Subsidiary has maintained and continues to maintain at its place of business in Canada all records and books of account required to be maintained under the Tax Act, the Excise Tax Act (Canada) and any comparable Law of any province or territory in Canada, including Laws relating to sales and use taxes;
(xi)	none of IPL and its Subsidiaries has acquired property from, or transferred property to, a non-arm's length Person, within the meaning of the Tax Act, for consideration the value of which is less than the fair market value of the property acquired or transferred or, in the case where such consideration included debt payable by the acquiror, for debt with a principal amount which is less than the fair market value of the property acquired or transferred in consideration of such debt;
(xii)	the terms and conditions made or imposed in respect of every transaction (or series of transactions) between IPL, or any Subsidiary and any Person that is (x) a non-resident of Canada for purposes of the Tax Act, and (y) not dealing at arm’s length with IPL or such Subsidiary, as the case may be, for purposes of the Tax Act, do not differ from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act;
(xiii)	IPL and each Subsidiary has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act with respect to all material transactions between it and any non-resident of Canada with whom it was not dealing at arm’s length for purposes of the Tax Act;
(xiv)	there are no material reserves under the Tax Act or any equivalent provincial or territorial statute to be claimed by any of IPL or its Subsidiaries;

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(xv)	neither IPL nor any Subsidiary claimed any amount under the Canada Emergency Wage Subsidy or any other COVID-19 related assistance or subsidies in respect of any period (or portion thereof) ending on or prior to the Effective Date that it was not otherwise entitled to in accordance with the Tax Act and satisfied at all times all relevant criteria and conditions entitling them to such amounts and, for greater certainty, section 125.7(6) of the Tax Act did not apply in respect of such amounts;
(xvi)	there are no Tax liens or security interests on any of the assets of IPL or any of its Subsidiaries other than Permitted Encumbrances;
(xvii)	neither IPL nor any of its Subsidiaries (A) has any liability for the Taxes of any other Person, (B) has ever filed, or has ever been required to file, a consolidated, combined or unitary Tax Return (other than Tax Returns which include only IPL or any of its Subsidiaries), (C) has any liability under any agreement or arrangement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, contract or arrangement (other than an indemnification for Taxes provided in purchase and sale agreements that would not have a material effect on IPL) (collectively, "Tax Sharing Agreements"), or (D) has any liability for the Taxes of any Person as a transferee, successor or agent, by contract or otherwise;
(xviii)	the aggregate tax attributes of IPL and its Subsidiaries as of December 31, 2020 are not materially lower than as disclosed in the IPL Disclosure Letter and IPL has not undertaken any transactions out of the ordinary course of its business in the period beginning on January 1, 2021 and ending on or prior to the date hereof which would result in a material reduction in such aggregate tax attributes;
(xix)	within the past three years, neither IPL nor any of its Subsidiaries has constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the U.S. Tax Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the U.S. Tax Code;
(xx)	neither IPL nor any of its Subsidiaries has entered into a closing agreement pursuant to Section 7121 of the U.S. Tax Code or any similar provision of state, local or foreign law, and neither IPL nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Entity which may apply after the Effective Date;
(xxi)	Subsidiaries of IPL that are U.S. persons had not entered into any contract, agreement, plan or arrangement covering any person that gives rise to the payment of any amount that would not be deductible pursuant to Section 162(m) of the U.S. Tax Code; and
(xxii)	none of the IPL Subsidiaries that are US persons is or has been a party to any "listed transaction" as defined in U.S. Tax Code §6707A(c)(2) and U.S. Treasury Regulations §1.6011-4(b)(2).
(y)	Tax Reserves. IPL has paid or provided adequate accruals in the IPL Financial Statements for Taxes, including income taxes and related future income taxes, in conformity with IFRS.
(z)	Tax Deficiencies. No deficiencies exist or have been asserted with respect to Taxes of IPL or any of its Subsidiaries that would materially adversely affect IPL and its Subsidiaries, taken as a whole.
(aa)	Possession of Intellectual Property. Except as would not reasonably be expected to materially adversely affect IPL and its Subsidiaries, taken as whole: (A) to the knowledge of IPL, IPL and its Subsidiaries collectively own all rights in or have obtained valid and enforceable licenses or other rights to use the patents, patent applications, inventions, copyrights, know how (including trade secrets and other proprietary or confidential information, systems or procedures), trade-marks (both registered and unregistered), service marks, trade names or any other intellectual property (collectively, "Intellectual Property") necessary to carry on the respective businesses now operated (or anticipated to be operated in the case of businesses currently under development) by each of them or for the use of the assets owned, leased, licensed or utilized under similar arrangements (or anticipated to be owned or leased, licensed or utilized under similar arrangements in the case of assets currently under development by or for the benefit of IPL or its Subsidiaries) by IPL and its Subsidiaries in compliance with applicable Laws, free and clear of Encumbrances or other adverse claims or interest of any kind or nature affecting the assets of IPL or any of its Subsidiaries; (B) to the knowledge of IPL, there is no infringement by third parties of any Intellectual Property to be then owned, licensed or commercialized by IPL or any of its Subsidiaries; and (C) neither IPL nor any of its Subsidiaries has received any written notice or claim challenging IPL or its Subsidiaries respecting the validity of, use of or ownership of the processes and technology forming part of the Intellectual Property, and to the knowledge of IPL, there are no facts upon which such a challenge could be made.

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(bb)	Books and Records. The financial books, records and accounts of IPL and its Subsidiaries: (A) have been maintained in all material respects in compliance with applicable Laws, and (B) accurately and fairly reflect the material transactions of IPL and its Subsidiaries. The minute books of IPL and its Subsidiaries, which have been made available to Pembina prior to the date hereof, are complete and accurate in all material respects (other than minutes of meetings of the Board and any committee thereof relating to Brookfield, the Existing Bid, the strategic review process initiated on February 18, 2021, and this Agreement and the transactions contemplated hereby and except as disclosed in the IPL Disclosure Letter).
(cc)	Insurance.
(i)	Policies of insurance are in force naming IPL or its applicable Subsidiary as an insured that adequately cover all risks as are customarily covered by participants in the industry in which IPL operates, such insurance policies are set out in the IPL Disclosure Letter and IPL has made available to Pembina prior to the date hereof summaries of such insurance policies. All premiums payable prior to the date hereof under such policies of insurance have been paid.
(ii)	(A) Each of the insurance policies set out in the IPL Disclosure Letter is in full force and effect on the date hereof and IPL will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date; (B) no written notice of cancellation or termination has been received by IPL or any of its Subsidiaries with respect to any such policy; and (C) no such policy shall be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.
(dd)	Non-Arm's Length Transactions. Except as disclosed in the IPL Disclosure Letter, there are no current contracts, arrangements or other transactions between IPL or its Subsidiaries, on the one hand, and any: (A) officer or director of IPL or any of its Subsidiaries; (B) insider or other party not at arm’s length to IPL or its Subsidiaries that has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any assets or properties of IPL or its Subsidiaries; or (C) any affiliate or associate of any such officer, director or beneficial owner, on the other hand.
(ee)	Indebtedness to and by Officers, Directors and Others. None of IPL or any of its Subsidiaries is indebted to any of the officers, directors, consultants, or employees of IPL or any of its Subsidiaries or any of their respective associates or affiliates or other parties not at arm's length to IPL or any of its Subsidiaries, except for amounts due as compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to IPL.
(ff)	Funds Available. IPL has sufficient funds available to pay the amounts that may be payable pursuant to Section 8.3 of this Agreement.
(gg)	Customers and Suppliers.

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(i)	None of IPL or any of its Subsidiaries has received notice of, and there is not, to the knowledge of IPL, any intention on the part of any principal customer to cease doing business with IPL or any of its Subsidiaries or to modify or change in any material manner any existing arrangement with IPL or any of its Subsidiaries for the purchase or supply of any products or services.
(ii)	The relationships of IPL and its Subsidiaries with their principal suppliers and customers are satisfactory, and there are no material unresolved disputes with any such supplier or customer.
(iii)	No contract with any supplier or customer contains terms under which the execution or performance of this Agreement would give the supplier or customer the right to terminate or adversely change the terms of that contract.
(iv)	Since December 31, 2020, there has been no termination or cancellation of, and no modification or change in, the business relationship of IPL or any of its Subsidiaries with any principal customer.
(v)	IPL has no reason to believe that the benefits of any relationship with any of the principal customers or suppliers of IPL or any of its Subsidiaries will not continue after the consummation of the transactions hereunder in substantially the same manner as prior to the date of this Agreement.
(hh)	Environmental.
(i)	None of IPL or any of its Subsidiaries is in violation of any Environmental Laws in any material respect.
(ii)	Each of IPL and its Subsidiaries has all material permits, authorizations and approvals required under any applicable Environmental Laws to operate the respective business of IPL and its Subsidiaries as presently conducted or for the ownership and use of the assets owned by IPL and its Subsidiaries in compliance with all applicable Laws and are in material compliance with their requirements.
(iii)	Except as disclosed in the IPL Disclosure Letter, neither IPL nor its Subsidiaries is aware of, or subject to, any environmental investigation, remediation, reclamation or closure obligation, demand, notice or work order that presently exists with respect to any property, interests and rights of IPL and the Subsidiaries.
(iv)	To IPL’s knowledge, except as disclosed in the IPL Disclosure Letter, there are no material pending administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Encumbrances, orders, directions, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against IPL or any of its Subsidiaries, and IPL has reasonably concluded that there are no facts or circumstances which would reasonably be expected to form the basis for any such administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Encumbrances, orders, directions, notices of non-compliance or violation, investigation or proceedings.
(v)	Except as disclosed in the IPL Disclosure Letter, there are no costs or liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) associated with the effect of Environmental Laws on various business, operations and properties of IPL and its Subsidiaries that would be material to IPL and its Subsidiaries, taken as a whole.

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(ii)	Restrictions on Business Activities. Except as disclosed in the IPL Disclosure Letter, there is no non-competition, exclusivity, most favoured nations or other agreement, commitment, understanding, judgement, injunction, order or decree binding upon IPL or its Subsidiaries that has the effect of prohibiting or impairing the activities of IPL or its Subsidiaries or that contains any areas of mutual interest or area of exclusion agreement or provisions precluding, preventing or otherwise constraining IPL or its Subsidiaries or affiliates from conducting business operations within any particular geographical areas, any particular industry or in competition with any third party or which purports to limit the manner or the localities or regions in which all or any portion of the business of IPL or its Subsidiaries is or is reasonably expected to be conducted following completion of the Arrangement, and the execution, delivery and performance of this Agreement and the completion of the Arrangement does not and will not result in the restriction of IPL or any of its Subsidiaries from engaging in their business or from competing with any Person as described above following completion of the Arrangement.
(jj)	Material Contracts.
(i)	Except as disclosed in the IPL Disclosure Letter, IPL has provided Pembina, in the IPL Data Room, with originals or true and complete copies of all contracts, agreements and commitments entered into by IPL or its Subsidiaries, or by which any of them are bound, which could reasonably be considered to be material to IPL or its Subsidiaries (which, for certainty, includes the IPL Note Indenture and the agreements governing the IPL Credit Facilities, the Material HPC Agreements and those contracts referenced in the IPL Disclosure Letter as “Material Contracts”) ("Material Contracts").
(ii)	Each of the Material Contracts has been duly executed and delivered by IPL or its applicable Subsidiary, is in full force and effect and, to the knowledge of IPL, by the applicable counterparty thereto, is a valid and binding obligation of IPL or its Subsidiaries enforceable against the counterparty in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable Law.
(iii)	Except as disclosed in the IPL Disclosure Letter, (A) none of IPL or the Subsidiaries is in material breach of or material default under the terms of any Material Contracts; and (B) as of the date hereof, to the knowledge of IPL, no counterparty to any Material Contract is in material breach of or material default under the terms of any such Material Contract and IPL has no knowledge of any event which has occurred which, with notice or lapse of time or both, would constitute such a material default or breach by an applicable counterparty.
(kk)	Terms of Material Contracts. Except as disclosed in the IPL Disclosure Letter, none of the: (A) decision by IPL to enter into the negotiations that gave rise to the transaction contemplated hereby and pursuant to the Arrangement, (B) execution and delivery of this Agreement or, (C) the consummation of the transactions contemplated hereby or pursuant to the Plan of Arrangement, will or has caused:
(i)	any breach of any Material Contract to which IPL or any of its Subsidiaries is or are party or by which any of them are bound;
(ii)	the triggering of any pre-emptive right or right of first refusal under any Material Contract to which IPL or any of its Subsidiaries or affiliates is or are party or by which any of them are bound;
(iii)	the triggering of any change of control provision under any Material Contract to which IPL or any of its Subsidiaries or affiliates is or are party or by which any of them are bound;
(iv)	the termination of or shortening of:

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(A)	the term of any Material Contract to which IPL or any of its Subsidiaries or affiliates is or are party or by which any of them are bound; or
(B)	any term contained within any such agreement granting any manner of contractual right to IPL or its Subsidiaries or affiliates;
(v)	any requirement to replace, post or otherwise provide any form of credit assurance under or pursuant to any Material Contract to which IPL or any of its Subsidiaries or affiliates is or are party or by which any of them are bound; or
(vi)	the loss of any right of IPL or its Subsidiaries or affiliates (whether presently vested or vesting or arising in future) to acquire any interest in any property, facility or undertaking (including an incremental interest in any property, facility or undertaking in which IPL or any of its Subsidiaries or affiliates currently has or have an interest).
(ll)	Title. (i) Each of IPL and its Subsidiaries has good and sufficient title to its material personal property and real property interests, including fee simple estate of and in real property, leases, licenses, easements, rights of way and permits from landowners or authorities permitting the use of land or premises by IPL and its Subsidiaries that are necessary to permit the operations of their respective businesses as presently owned and conducted; and (ii) to the knowledge of IPL, there are no defects, failures or impairments in the title of, or adverse claims against the title of, IPL or its Subsidiaries to their assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party.
(mm)	Facilities. To the knowledge of IPL, the material equipment, facilities, buildings, structures, improvements and other appurtenances on or under real property owned, used or being developed by IPL and its Subsidiaries, are in good operating condition and in a good state of maintenance and repair, each has been constructed (to the extent construction has been completed) and operated and maintained in accordance with good industry practice, each is, or will upon completion be, adequate and suitable for the purpose for which it is currently being, or currently contemplated to be, used and in the ordinary course of business, and none thereof, nor the construction, operations or maintenance thereof, violates, in any material way, any restrictive covenant or any applicable Law or encroaches on any property owned by the others.
(nn)	No Encumbrances. Neither IPL nor any of its Subsidiaries has encumbered or alienated their interest in any of their assets or agreed to do so and such assets are free and clear of all Encumbrances except for Permitted Encumbrances and other Encumbrances which are not material to IPL and its Subsidiaries, taken as a whole.
(oo)	Licenses. Each of IPL and its Subsidiaries possesses all such material permits, licenses, approvals, certificates, consents, orders, grants and other authorizations granted by Governmental Entities or other Persons (collectively, "Governmental Licenses"), and each of IPL and its Subsidiaries possesses such Governmental Licenses, in each case issued by Governmental Entities necessary to conduct their respective businesses as presently conducted (including all Governmental Licenses required for the development, construction, commissioning and operation of the HPC Project) or for the ownership and use of the assets owned by IPL and its Subsidiaries in compliance with all applicable Laws, and all such Governmental Licenses are valid and existing and in good standing in all material respects. Each of IPL and its Subsidiaries, as applicable, is in compliance with the terms and conditions of all such Governmental Licenses in all material respects. Except as disclosed in the IPL Disclosure Letter, there is no action, investigation or proceeding pending or, to the knowledge of IPL, threatened regarding any of the Governmental Licenses. Neither IPL nor its Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Governmental Licenses, or of any intention of any Person to revoke or refuse to renew any of such Governmental Licenses, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not materially adversely affect IPL and its Subsidiaries, taken as a whole.

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(pp)	Pre-Emptive Rights. There are no outstanding rights of first refusal, rights of first offer, pre-emptive rights of purchase, consents to transfer, recall rights or other pre-emptive rights or similar rights of purchase which entitle any Person to acquire any of the material rights, title, interests, property, licenses or assets of IPL or its Subsidiaries that will be triggered or accelerated by the Arrangement.
(qq)	Long-Term and Derivative Transactions. Except as disclosed in the IPL Financial Statements or in the IPL Disclosure Letter, IPL and its Subsidiaries have no material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions)).
(rr)	Guarantees and Indemnification. Except as disclosed in the IPL Disclosure Letter and except for guarantees, indemnification or any like commitment in respect of the obligations, liabilities (contingent or otherwise) or indebtedness of any of the Subsidiaries of IPL with respect to credit obligations of IPL or any of its Subsidiaries, industry typical indemnifications, standard indemnity agreements in underwriting and agency agreements and in guarantees and indemnifications the ordinary course provided to service providers or as otherwise disclosed in the IPL Disclosure Letter, none of IPL or any of its Subsidiaries is a party to or bound by any agreement of guarantee or indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws) in respect of the obligations, liabilities (contingent or otherwise) or indebtedness of any other Person.
(ss)	Off-Balance Sheet Arrangements. IPL does not have any off-balance sheet arrangements.
(tt)	Credit Facilities and Other Long-Term Debt. Except as disclosed in the IPL Disclosure Documents, as of the date of this Agreement, neither IPL nor any of its Subsidiaries has any long-term indebtedness or bank indebtedness. As of the date of this Agreement, the IPL Debt does not exceed $6.96 billion. Neither IPL nor any of its Subsidiaries is in default under the IPL Credit Facilities or IPL MTN Notes nor has any event occurred, or state of facts or circumstances arisen, that would cause such a default to occur in the future.
(uu)	HPC Project. Except as set forth in the IPL Disclosure Letter:
(i)	since March 31, 2021 there have been no material changes to the project budget and no material changes to the forecasted expenditures required to complete commissioning and achieve the commercial operations date of each major component of the HPC Project or all aspects of the HPC Project on an aggregate basis, and there have been no material changes to the project schedule with respect to any material milestone or the HPC Project, as a whole, required to complete commissioning and achieve the commercial operations date of each major component of the HPC Project or all aspects of the HPC Project on an aggregate basis, and IPL is not aware of any facts, matters, events or circumstances which could reasonably be expected to result in any such changes;
(ii)	IPL has not received and is not aware of any existing or pending change orders, change proposals, delay notices, force majeure notices or other notices or proposals under or in respect of any of the Material HPC Agreements which would reasonably be expected to materially impact the project budget, forecasted expenditures or project schedule of any major component of the HPC Project or the HPC Project on an aggregate basis;
(iii)	subject to completion of the currently anticipated ramp-up schedule, the HPC Project once commissioned is expected to have aggregate output no less than the nameplate capacity forecasted for the HPC Project as of March 31, 2021 and IPL is not aware of any facts, matters or circumstances which would reasonably be expected to result in the completed HPC Project not being capable of having aggregate output no less than such forecasted nameplate capacity; and

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(iv)	IPL is not aware of any fact, matter, event or circumstance that could reasonably be expected to result in IPL or its applicable Subsidiaries not receiving the maximum rights and benefits available pursuant to the $408 million Alberta Petrochemicals Incentive Program grant, in accordance with the terms and conditions of such program and the relevant agreement or agreements with the Alberta government.

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